   As filed with the Securities and Exchange Commission on December 8, 1999

                                                  Registration No. 333 - 83957
                                                                   811 - 09503


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM N-4

        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  _____
                       Pre-Effective Amendment No. 2
                       Post-Effective Amendment No.  ___

                                      and

     REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 _____
                               Amendment No. 2


                      PFL LIFE VARIABLE ANNUITY ACCOUNT C
                          (Exact Name of Registrant)

                          PFL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                            4333 Edgewood Road N.E.
                          Cedar Rapids, IA 52499-0001
             (Address of Depositor's Principal Executive Offices)
                 Depositor's Telephone Number: (319) 297-8468

                             Frank A.  Camp, Esq.
                          PFL Life Insurance Company
                           4333 Edgewood Road, N.E.
                          Cedar Rapids, IA 52499-0001
                    (Name and Address of Agent for Service)

                                   Copy to:
                          Frederick R.  Bellamy, Esq.
                       Sutherland Asbill and Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                         Washington, D.C.  20004-2415

Title of Securities Being Registered:  Flexible Premium Variable Annuity
Policies

Approximate date of proposed offering:

As soon as practicable after effectiveness of Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

This Pre-Effective Amendment No.2 to Form N-4 File No. 333-83957 incorporates by reference Part C of Pre-Effective Amendment No.1 to Form N-4 File No. 333-83957, which was filed with the Securities and Exchange Commission on November 2, 1999.

                                                                           EXTRA
                                                                        VARIABLE
                                                                         ANNUITY

                                                                  Issued Through

                                                               PFL LIFE VARIABLE

                                                               ANNUITY ACCOUNT C

                                                                              By

                                                      PFL LIFE INSURANCE COMPANY

Prospectus

December 8, 1999

This prospectus and the mutual fund prospectuses give you important information about the Extra Variable Annuity and the mutual funds. Please read them carefully before you invest and keep them for future reference.

If you would like more information about the Extra Variable Annuity, you can obtain a free copy of the Statement of Additional Information (SAI) dated December 8, 1999. Please call us at (800) 525-6205 or write us at: PFL Life Insurance Company, Financial Markets Division, Variable Annuity Department, 4333 Edgewood Road N.E., Cedar Rapids, Iowa, 52499-0001. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission (SEC) and is incorporated herein by reference. Information about the variable annuity can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site (http://www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference, and other information. The table of contents of the SAI is included at the end of this prospectus.

Please note that the variable annuity and the mutual funds:
 . are not bank deposits
 . are not federally insured
 . are not endorsed by any bank or government agency
 . are not guaranteed to achieve their goal
 . are subject to risks, including loss of premium

The flexible premium deferred variable annuity has many investment choices. There is a fixed account, which offers interest at rates that are guaranteed by PFL Life Insurance Company (PFL), and twenty-two mutual fund portfolios offered by the underlying funds listed below. You can choose any combination of these investment choices. You bear the entire investment risk for all amounts you put in the mutual fund portfolios.

ENDEAVOR SERIES TRUST
  Endeavor Asset Allocation Portfolio
  Endeavor Money Market Portfolio
  T. Rowe Price Equity Income Portfolio
  T. Rowe Price Growth Stock Portfolio
  T. Rowe Price International Stock Portfolio
  Endeavor Value Equity Portfolio
  Endeavor Opportunity Value Portfolio
  Endeavor Enhanced Index Portfolio
  Dreyfus U.S. Government Securities Portfolio
  Dreyfus Small Cap Value Portfolio
  Endeavor Select 50 Portfolio
  Endeavor High Yield Portfolio
  Endeavor Janus Growth Portfolio

WRL SERIES FUND, INC.
  WRL Janus Global
  WRL Alger Aggressive Growth
  WRL NWQ Value Equity
  WRL Goldman Sachs Growth
  WRL T. Rowe Price Dividend Growth
  WRL T. Rowe Price Small Cap
  WRL Salomon All Cap
  WRL Pilgrim Baxter Mid Cap Growth

TRANSAMERICA VARIABLE INSURANCE FUND, INC.
  Transamerica VIF Growth Portfolio

The Securities and Exchange Commission has not approved or disapproved these securities, or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                                                            Page
TABLE OF CONTENTS                                                           ----

GLOSSARY OF TERMS...........................................................   3

SUMMARY.....................................................................   4

ANNUITY POLICY FEE TABLE....................................................   8

EXAMPLES....................................................................  11

 1. THE ANNUITY POLICY......................................................  12

 2. ANNUITY PAYMENTS
    (THE INCOME PHASE)......................................................  12
    Annuity Payment Options.................................................  12

 3. PURCHASE................................................................  14
    Policy Issue Requirements...............................................  14
    Premium Payments........................................................  14
    Initial Premium Requirements............................................  14
    Additional Premium Payments.............................................  14
    Maximum Total Premium Payments..........................................  14
    Premium Enhancement.....................................................  14
    Allocation of Premium Payments..........................................  15
    Policy Value............................................................  15

 4. INVESTMENT CHOICES......................................................  15
    The Separate Account....................................................  15
    The Fixed Account.......................................................  16
    Transfers...............................................................  17
    Family Income Protector.................................................  17
    Dollar Cost Averaging Program...........................................  19
    Asset Rebalancing.......................................................  20
    Telephone Transactions..................................................  20

 5. EXPENSES................................................................  20
    Surrender Charge........................................................  20
    Excess Interest Adjustment..............................................  21
    Mortality and Expense Risk Fee..........................................  21
    Administrative Charges..................................................  21
    Premium Taxes...........................................................  21
    Federal, State and Local Taxes..........................................  21
    Transfer Fee............................................................  21
    Family Income Protector.................................................  22
    Portfolio Management Fees...............................................  22

 6. TAXES...................................................................  22
    Annuities in General....................................................  22
    Qualified and Nonqualified Annuities....................................  22
    Withdrawals--Nonqualified Policies......................................  23
    Withdrawals--Qualified Policies.........................................  23
    Withdrawals--403(b) Policies............................................  23
    Diversification and Distribution Requirements...........................  23
    Taxation of Death Benefit Proceeds......................................  23
    Annuity Payments........................................................  24
    Transfers, Assignments or Exchanges.....................................  24
    Possible Tax Law Changes................................................  24

 7. ACCESS TO YOUR MONEY....................................................  24
    Surrenders..............................................................  24
    Delay of Payment and Transfers..........................................  25
    Excess Interest Adjustment..............................................  25
    Systematic Payout Option................................................  25
    Nursing Care and Terminal Condition Withdrawal Option...................  25
    Unemployment Waiver.....................................................  25

 8. PERFORMANCE.............................................................  26

 9. DEATH BENEFIT...........................................................  26
    When We Pay A Death Benefit.............................................  26
    When We Do Not Pay A Death Benefit......................................  27
    Amount of Death Benefit.................................................  27
    Guaranteed Minimum Death Benefit........................................  27
    Adjusted Partial Withdrawal.............................................  28

10. OTHER INFORMATION.......................................................  28
    Ownership...............................................................  28
    Assignment..............................................................  28
    PFL Life Insurance Company..............................................  28
    The Separate Account....................................................  28
    Mixed and Shared Funding................................................  28
    Reinstatements..........................................................  29
    Voting Rights...........................................................  29
    Distributor of the Policy...............................................  29
    Non-Participating.......................................................  29
    Variations in Certain Provisions........................................  29
    Year 2000 Matters.......................................................  29
    IMSA....................................................................  30
    Legal Proceedings.......................................................  30
    Financial Statements....................................................  30

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION................  30

APPENDIX A
    Historical Performance Data.............................................  31

GLOSSARY OF TERMS

Accumulation Unit--An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

Adjusted Policy Value--An amount equal to the policy value increased or decreased by any excess interest adjustments.

Annuitant--The person entitled to receive annuity payments after the annuity commencement date and during whose life any annuity payments involving life contingencies will continue.

Annuity Commencement Date--The date upon which annuity payments are to commence. This date may be any date at least thirty days after the policy date and may not be later than the last day of the policy month starting after the annuitant attains age 85, except as expressly allowed by PFL. In no event will this date be later than the last day of the month following the month in which the annuitant attains age 95.

Annuity Payment Option--A method of receiving a stream of annuity payments selected by the owner.

Cash Value--The policy value increased or decreased by an excess interest adjustment, less any applicable surrender charge, premium taxes, and family income protector rider fee, and less the annual service charge.

Excess Interest Adjustment--A positive or negative adjustment to amounts withdrawn upon partial withdrawals, full surrenders, or transfers from the guaranteed period options, or to amounts applied to annuity payment options. The adjustment reflects changes in the interest rates declared by PFL since the date any payment was received by, or an amount was transferred to, the guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

Fixed Account--One or more investment choices under the policy that are part of the general assets of PFL and are not in the separate account.

Guaranteed Period Options--The various guaranteed interest rate periods of the fixed account which may be offered by PFL and into which premium payments may be paid or amounts transferred.

Owner--Depending upon the state of issue, owner means either:

 . the individual or entity that owns a certificate under a group contract; or . the individual or entity that owns an individual policy.

Policy--Depending upon the state of issue, policy means either:

 . the individual certificate under a group contract; or . the individual policy.

Policy Value--On or before the annuity commencement date, the policy value is equal to the owner's:

 .  premium payments (including any premium enhancement); minus
 .  partial withdrawals (including the net effect of any applicable excess interest adjustments and/or surrender charges on such withdrawals); plus . interest credited in the fixed account; plus or minus
 .  accumulated gains or losses in the separate account; minus
 .  service charges, rider fees, premium taxes, and transfer fees, if any.

Policy Year--A policy year begins on the policy date and on each policy anniversary.

Separate Account--A separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended, to which premium payments under the policies may be allocated.

Subaccount--A subdivision within the separate account, the assets of which are invested in specified portfolios of the underlying funds.

         (Note: The Statement of Additional Information contains a more extensive Glossary.)

SUMMARY

The sections in this summary correspond to sections in this prospectus, which discuss the topics in more detail. Words printed in italics in this prospectus are defined in the Glossary.

1. THE VARIABLE ANNUITY POLICY

The flexible premium variable annuity policy offered by PFL Life Insurance Company (PFL, we, us or our) provides a way for you to invest on a tax-deferred basis in the following investment choices: twenty-two subaccounts of the separate account and a fixed account of PFL. The policy is intended to accumulate money for retirement or other long-term investment purposes.

This policy offers twenty-two subaccounts in the separate account that are listed in Section 4. Each subaccount invests exclusively in shares of one of the portfolios of the underlying funds. The policy value may depend on the investment experience of the selected subaccounts. Therefore, you bear the entire investment risk with respect to all policy value in any subaccount. You could lose the amount that you invest.

The fixed account offers an interest rate that is guaranteed by PFL. We guarantee to return your investment with interest credited for all amounts allocated to the fixed account.

You can transfer money between any of the investment choices. We reserve the right to impose a $10 fee for each transfer in excess of 12 transfers per policy year.

The policy, like all deferred annuities, has two phases: the "accumulation phase" and the "income phase." During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you take them out of the policy. The income phase occurs when you begin receiving regular payments from your policy. The money you can accumulate during the accumulation phase will largely determine the income payments you receive during the income phase.

2. ANNUITY PAYMENTS
   (THE INCOME PHASE)

The policy allows you to receive income under one of five annuity payment options. You may choose from fixed payment options, variable payment options, or a combination of both. If you select a variable payment option, the dollar amount of your payments may go up or down.

3. PURCHASE

You can buy a nonqualified policy with $5,000 or more, and a qualified policy with $2,000 or more, under most circumstances. You can add as little as $50 at any time during the accumulation phase.

Each premium payment will receive a premium enhancement that PFL adds to your policy value. We may change the enhancement rate at any time. Under certain circumstances, you might forfeit (or lose) the premium enhancement.

4. INVESTMENT CHOICES

You can allocate your premium payments to one or more of the following portfolios described in the underlying fund prospectuses:

 Endeavor Asset Allocation Portfolio
 Endeavor Money Market Portfolio
 T. Rowe Price Equity Income Portfolio
 T. Rowe Price Growth Stock Portfolio
 T. Rowe Price International Stock Portfolio
 Endeavor Value Equity Portfolio
 Endeavor Opportunity Value Portfolio
 Endeavor Enhanced Index Portfolio
 Dreyfus U.S. Government Securities Portfolio
 Dreyfus Small Cap Value Portfolio
 Endeavor Select 50 Portfolio
 Endeavor High Yield Portfolio
 Endeavor Janus Growth Portfolio
 WRL Janus Global
 WRL Alger Aggressive Growth
 WRL NWQ Value Equity
 WRL Goldman Sachs Growth
 WRL T. Rowe Price Dividend Growth
 WRL T. Rowe Price Small Cap
 WRL Salomon All Cap
 WRL Pilgrim Baxter Mid Cap Growth
 Transamerica VIF Growth Portfolio

Depending upon their investment performance, you can make or lose money in any of the subaccounts. You can also allocate your premium payments to the fixed account.

5. EXPENSES

No deductions are made from premium payments at the time you buy the policy so that the full amount of each premium payment is invested in one or more of your investment choices.

We may deduct a surrender charge of up to 8% of premium payments withdrawn within nine years after the premium is paid. To calculate surrender charges, we consider the premium you paid to come out before any earnings.

Full surrenders, partial withdrawals, and transfers from a guaranteed period option of the fixed account may also be subject to an excess interest adjustment, which may increase or decrease the amount you receive. This adjustment may also apply to amounts applied to an annuity payment option from a guaranteed period option of the fixed account.

We deduct daily mortality and expense risk fees, distribution and administrative expense charges at an annual rate of 1.75% from the assets in each subaccount.

During the accumulation phase, we deduct an annual service charge of no more than $40 from the policy value on each policy anniversary and at the time of surrender. The charge is waived if either the policy value or the sum of all premium payments, minus all partial withdrawals, is at least $100,000.

We will deduct state premium taxes, which currently range from 0% to 3.50%, upon total surrender, payment of a death benefit, or when annuity payments begin.

If you elect the "family income protector" rider, then there is an annual fee during the accumulation phase of 0.30% of the minimum annuitization value. If you annuitize under the rider, then during the income phase there is a guaranteed payment fee at an annual rate of 1.25% of the daily net asset value in the separate account.

The value of the net assets of the subaccounts will reflect the investment advisory fee and other expenses incurred by the underlying portfolios. Those fees and expenses are detailed in the underlying fund prospectuses that are attached to this prospectus.

6. TAXES

Your earnings, if any, are not taxed until you take them out. If you take money out during the accumulation phase, earnings come out first for federal tax purposes, and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax. Payments during the income phase may be considered partly a return of your original investment so that part of each payment would not be taxable as income.

7. ACCESS TO YOUR MONEY

You can take out $500 or more anytime during the accumulation phase. After one year, you may take out up to 10% of your cumulative premium payments free of surrender charges or excess interest adjustments once each policy year. Amounts withdrawn in the first year, or in excess of 10% of your cumulative premium payments thereafter, may be subject to a surrender charge and/or excess interest adjustment. You may also have to pay income tax and a tax penalty on any money you take out.

8. PERFORMANCE

The value of the policy will vary up or down depending upon the investment performance of the subaccounts you choose. We provide performance information in Appendix A and in the Statement of Additional Information. This data is not intended to indicate future performance.

9. DEATH BENEFIT

If you are both the owner and the annuitant and you die before the income phase begins, then your beneficiary will receive a death benefit.

Naming different persons as owner and annuitant can affect whether the death benefit is payable and to whom amounts will be paid. Use care when naming owners, annuitants and beneficiaries, and consult your agent if you have questions.

The guaranteed minimum death benefit is a Step-Up Death Benefit (before age
76).

No death benefit is paid if the owner dies, if the owner is not also the annuitant.

10. OTHER INFORMATION

Right to Cancel Period. You may return your policy for a refund. The amount of time you have to return the policy will depend on the state where the policy was issued. It is generally only 10 days. The amount of the refund will generally be the policy value, less any premium enhancement. We may reduce the refund by less than the dollar amount of the premium enhancement, if necessary, to ensure that you would never be worse off because of the credit than if we never gave you the credit. We will pay the refund within 7 days after we receive written notice of cancellation and the returned policy. The policy will then be deemed void. In some states you may have more than 10 days to return a policy, or receive a refund of more (or less) than the policy value.

No Probate. Usually when you die the person you choose as your beneficiary will receive the death benefit under this policy without going through probate. State laws vary on how the amount that may be paid is treated for estate tax purposes.

Who should purchase the Policy? This policy is designed for people seeking long-term tax-deferred accumulation of assets, generally for retirement or other long-term purposes; and for persons who have maximized their use of other retirement savings methods, such as 401(k) plans and individual retirement accounts. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this policy if you are looking for a short-term investment or if you cannot take the risk of losing money that you put in.

There are various additional fees and charges associated with variable annuities. You should consider whether the features and benefits unique to variable annuities, such as the opportunity for lifetime income payments, a company guaranteed death benefit and the guaranteed level of certain charges are appropriate for your needs. Because variable annuities also provide tax-deferral when purchased outside of qualified plans, the tax deferral features of variable annuities are unnecessary when purchased to fund a qualified plan.

Financial Statements. Financial Statements for PFL are in the Statement of Additional Information.

Additional Features. This policy has additional features that might interest you. These include the following:

 . You can arrange to have money automatically sent to you monthly, quarterly, semi-annually or annually while your policy is in the accumulation phase. This feature is referred to as the "systematic payout option." Amounts you receive may be included in your gross income, and in certain circumstances, may be subject to penalty taxes.
 . You can arrange to have a certain amount of money automatically transferred from the fixed account, either monthly or quarterly, into your choice of subaccounts. This feature is called "dollar cost averaging."
 .  You can elect an optional rider that guarantees you a minimum annuitization value. This feature is called the "family income protector."
 . We will, upon your request, automatically transfer amounts among the subaccounts on a regular basis to maintain a desired allocation of the policy value among the various subaccounts. This feature is called "asset rebalancing."
 . Under certain medically related circumstances, we will allow you to surrender or partially withdraw your policy value without a surrender charge and excess interest adjustment. This feature is called the "nursing care and terminal condition withdrawal option."
 . Under certain unemployment circumstances, you may withdraw all or a portion of the policy value free of surrender charges and excess interest adjustments. This feature is called the "unemployment waiver."
 . You may make transfers and/or change the allocation of additional premium payments by telephone.

These features are not available in all states and may not be suitable for your particular situation.

Inquiries

If you need more information, please contact us at:

 Administrative and Service Office
 Financial Markets Division
 Variable Annuity Department
 PFL Life Insurance Company
 4333 Edgewood Road N.E.
 P.O. Box 3183
 Cedar Rapids, IA 52406-3183

                            ANNUITY POLICY FEE TABLE




 Policy Owner Transaction Expenses
-----------------------------------
Sales Load On Purchase
 Payments....................     0
Maximum Surrender Charge
 (as a % of Premium Payments
 Surrendered)(/1/)(/2/)......    8%
Surrender Fees...............     0
Annual Service Charge(/1/)..... $40
 Per Policy
Transfer Fee(/1/)..... Currently No
 Fee
Family Income Protector
 (optional)(/3/)
 Rider Fee................... 0.30%

Separate Account Annual Expenses (as
          a percentage of
       average account value)
Mortality and Expense Risk
 Fee.......................... 1.35%
Administrative (and
 Distribution) Charge......... 0.40%
                               -----
TOTAL SEPARATE ACCOUNT ANNUAL
 EXPENSES .................... 1.75%

------------------------------------------------------------------------------
                         Portfolio Annual Expenses(/4/)
    (as a percentage of average net assets and after expense reimbursements)
------------------------------------------------------------------------------

                                                                        Total
                                                              Total    Account
                                                    Rule    Portfolio    and
                              Management  Other     12b-1    Annual   Portfolio
                                 Fees    Expenses Fees(/5/) Expenses  Expenses
-------------------------------------------------------------------------------
  Endeavor Asset
   Allocation(/6/)..........     0.75%     0.03%    0.02%     0.80%     2.55%
  Endeavor Money
   Market(/6/)..............     0.50%     0.10%     --       0.60%     2.35%
  T. Rowe Price Equity
   Income(/6/)..............     0.80%     0.05%     --       0.85%     2.60%
  T. Rowe Price Growth
   Stock(/6/)...............     0.80%     0.07%     --       0.87%     2.62%
  T. Rowe Price
   International
   Stock(/6/)(/7/)..........     0.90%     0.19%     --       1.09%     2.84%
  Endeavor Value
   Equity(/6/)..............     0.80%     0.04%    0.01%     0.85%     2.60%
  Endeavor Opportunity
   Value(/7/)...............     0.80%     0.18%    0.01%     0.99%     2.74%
  Endeavor Enhanced
   Index(/6/)...............     0.75%     0.35%     --       1.10%     2.85%
  Dreyfus U.S. Government
   Securities(/6/)(/8/).....     0.65%     0.08%     --       0.73%     2.48%
  Dreyfus Small Cap
   Value(/6/)...............     0.80%     0.06%    0.07%     0.93%     2.68%
  Endeavor Select
   50(/6/)(/9/).............     1.10%     0.40%     --       1.50%     3.25%
  Endeavor High
   Yield(/6/)(/10/).........    0.775%    0.656%     --       1.43%     3.18%
  Endeavor Janus
   Growth(/6/)(/11/)........    0.775%    0.095%     --       0.87%     2.62%
  WRL Janus Global(/12/)....     0.80%     0.15%     --       0.95%     2.70%
  WRL Alger Aggressive
   Growth...................     0.80%     0.11%     --       0.91%     2.66%
  WRL NWQ Value Equity......     0.80%     0.09%     --       0.89%     2.64%
  WRL Goldman Sachs
   Growth(/12/)(/13/).......     0.90%     0.10%     --       1.00%     2.75%
  WRL T. Rowe Price Dividend
   Growth(/12/)(/13/).......     0.90%     0.10%     --       1.00%     2.75%
  WRL T. Rowe Price Small
   Cap(/13/)................     0.75%     0.25%     --       1.00%     2.75%
  WRL Salomon All
   Cap(/12/)(/13/)..........     0.90%     0.10%     --       1.00%     2.75%
  WRL Pilgrim Baxter Mid Cap
   Growth(/12/)(/13/).......     0.90%     0.10%     --       1.00%     2.75%
  Transamerica VIF
   Growth(/14/).............     0.64%     0.21%     --       0.85%     2.60%

(/1/) The surrender charge and transfer fee, if any are imposed, apply to each policy, regardless of how policy value is allocated among the separate account and the fixed account. The service charge applies to the fixed account and the separate account, and is assessed on a pro rata basis relative to each account's policy value as a percentage of the policy's total policy value. The service charge is deducted on each policy anniversary and at the time of surrender, if surrender occurs during a policy year. There is no transfer fee for the first 12 transfers per year. For additional transfers, PFL may charge a fee of $10 per transfer, but currently does not charge for any transfers.

(/2/) The surrender charge is decreased based on the number of years since the premium payment was made, from 8% in the year in which the premium payment was made, to 0% in the tenth year after the premium payment was made. If applicable a surrender charge will only be applied to withdrawals that exceed the amount available under certain listed exceptions.

(/3/) The annual rider fee for the optional family income protector rider (only deducted during the accumulation phase) is currently equal to 0.30% of the minimum annuitization value on the previous policy anniversary; PFL may at its discretion change the rate in the future, but the rate will never be greater than 0.50% per year. The guaranteed payment fee is only charged if you annuitize under the family income protector rider, and then only after annuitization. This fee is reflected in the amount of the variable payments. The guaranteed payment fee is currently equal to an effective annual rate of 1.25% of the daily net asset value in the variable investment options; PFL may at its discretion change the rate in the future, but the rate will never be greater than 2.25% per year. Once the family income protector rider is added to your policy, neither the rider fee nor the guaranteed payment fee that is in effect at that time will change during the life of that family income protector rider. They could change if you upgrade.

(/4/) The fee table information relating to the underlying funds was provided to PFL by the underlying funds, their investment advisors or managers, and PFL has not independently verified such information. Actual future expenses of the portfolios may be greater or less than those shown in the Table.

(/5/) The Board of Trustees of Endeavor Series Trust has authorized an arrangement whereby, subject to best price and execution, executing brokers will share commissions with the Trust's affiliated broker. Under supervision of the Trustees, the affiliated broker will use the "recaptured commission" to promote marketing of the Trust's shares. The staff of the Securities and Exchange Commission believes that, through the use of these recaptured commissions, the Trust is indirectly paying for distribution expenses and such amounts must be shown as 12b-1 fees in the above table. The use of recaptured commissions to promote the sale of the Trust's shares involves no additional costs to the Trust or any owner. Endeavor Series Trust, based on advice of counsel, does not believe that recaptured brokerage commissions should be treated as 12b-1 fees. For more information on the Trust's Brokerage Enhancement Plan, see the Trust's prospectus accompanying this Prospectus.

(/6/) Endeavor Management Co. has agreed, until further notice, to assume expenses of the Portfolios that exceed the following rates: Endeavor Asset Allocation--1.25%; Endeavor Money Market--0.99%; T. Rowe Price Equity Income--1.30%; T. Rowe Price Growth Stock--1.30%; T. Rowe Price International Stock--1.53%; Endeavor Value Equity--1.30%; Endeavor Opportunity Value--1.30%; Endeavor Enhanced Index--1.30%; Dreyfus U.S. Government Securities--1.00%; Dreyfus Small Cap Value--1.30%; Endeavor Select 50--1.50%; Endeavor High Yield--1.30%. Endeavor Management Co. has
   agreed for a period of at least one year to assume the expenses of the Endeavor Janus Growth Portfolio that exceed 0.87%. Expenses shown for the Endeavor Janus Growth Portfolio are estimated for 1999. Expenses shown for the Endeavor Select 50 and Endeavor High Yield Portfolios are annualized.

(/7/) For the T. Rowe Price International Stock Portfolio, the management fees before waivers/reimbursements were 0.90% and other expenses after credits allowed by the custodian were 0.08%. Therefore, Total Portfolio Annual Expenses before waivers/reimbursements and after credits allowed by the custodian for the period ended December 31, 1998 were 0.98%.

(/8/) For the Dreyfus U.S. Government Securities Portfolio, the management fees before waivers/reimbursements were 0.65% and other expenses after credits allowed by the custodian were 0.07%. Therefore, Total Portfolio Annual Expenses before waivers/reimbursements and after credits allowed by the custodian for the period ended December 31, 1998 were 0.72%.

(/9/) For the Endeavor Select 50 Portfolio, the management fees before waivers/reimbursements were 1.10% and other expenses after credits allowed by the custodian were 0.39%. Therefore, Total Portfolio Annual Expenses before waivers/reimbursement and after credits allowed by the custodian for the period ended December 31, 1998 were 1.49% annualized.

(/10/) For the Endeavor High Yield Portfolio, the management fees before waivers/reimbursements were 0.775% and other expenses after credits allowed by the custodian were 0.525%. Therefore, Total Portfolio Annual Expenses before waivers/reimbursements and after credits allowed to the custodian for the period ended December 31, 1998 were 1.30% annualized.

(/11/) The Endeavor Janus Growth Portfolio is new, so the Total Portfolio
       Annual Expenses before waivers/reimbursement for the period ending December 31, 1999 are estimated to be 0.895%.

(/12/) As compensation for its services to the portfolios, the investment adviser receives monthly compensation at an annual rate of a percentage of the average daily net assets of each portfolio. The management fees for each portfolio are: WRL Janus Global - 0.80% up to $2 billion and 0.775% over 2 billion; WRL Salomon All Cap - 0.90% up to $100 million and 0.80% over 100 million; WRL T. Rowe Price Dividend Growth - 0.90% up to $100 million and 0.80% over $100 million; WRL Pilgrim Baxter Mid Cap Growth - 0.90% up to $100 million and 0.80% over $100 million; and WRL Goldman Sachs Growth - 0.90% up to $100 million and 0.80% over $100 million.

(/13/) Because WRL Goldman Sachs Growth, WRL T. Rowe Price Dividend Growth, WRL
       T. Rowe Price Small Cap, WRL Salomon All Cap and WRL Pilgrim Baxter Mid Cap Growth commenced operations on May 3, 1999, the percentages set forth as "Other Expenses" and "Total Portfolio Annual Expenses" are estimates.

(/14/From)time to time, the Transamerica VIF Growth Portfolios' investment adviser, in its own discretion, may voluntarily waive all or part of their fees and/or voluntarily assume certain portfolio expenses. The expenses shown in the fee table are the expenses paid for 1998. The expenses shown in that table reflect the portfolio's adviser's waivers of fees or reimbursement of expenses, if applicable. It is anticipated that such waivers or reimbursements will continue for calendar year 1999. Without such waivers or reimbursements, the annual expenses for the portfolio would have been as follows: Management Fee -0.75%; Other Expenses - 0.21%; and Total Portfolio Annual Expenses - 0.96%.

EXAMPLES

You would pay the following expenses on a $1,000 investment (plus a 5% premium enhancement), assuming a hypothetical 5% annual return on assets, assuming the entire policy value is in the applicable subaccount and assuming the family income protector rider has been selected:

                               If the Policy is      If the Policy is annuitized at
                            surrendered at the end   the end of the applicable time
                            of the applicable time   period or if the Policy is not
                                   period.             surrendered or annuitized.
                            -------------------------------------------------------
  Subaccounts                1     3     5    10     1       3       5      10
                            Year Years Years Years  Year   Years   Years   Years
--------------------------------------------------------------------------------
  Endeavor Asset
   Allocation               $111 $166  $215  $343   $  31  $ 95    $ 162   $343
-------------------------------------------------------------------------------
  Endeavor Money Market     $109 $160  $205  $323   $  29  $ 89    $ 152   $323
-------------------------------------------------------------------------------
  T. Rowe Price Equity
   Income                   $111 $168  $218  $348   $  31  $ 97    $ 165   $348
-------------------------------------------------------------------------------
  T. Rowe Price Growth
   Stock                    $111 $168  $219  $350   $  31  $ 97    $ 166   $350
-------------------------------------------------------------------------------
  T. Rowe Price
   International Stock      $114 $175  $230  $371   $  34  $104    $ 177   $371
-------------------------------------------------------------------------------
  Endeavor Value Equity     $111 $168  $218  $348   $  31  $ 97    $ 165   $348
-------------------------------------------------------------------------------
  Endeavor Opportunity
   Value                    $113 $172  $225  $361   $  33  $101    $ 172   $361
-------------------------------------------------------------------------------
  Endeavor Enhanced Index   $114 $175  $231  $372   $  34  $104    $ 178   $372
-------------------------------------------------------------------------------
  Dreyfus U.S. Government
   Securities               $110 $164  $212  $336   $  30  $ 93    $ 159   $336
-------------------------------------------------------------------------------
  Dreyfus Small Cap Value   $112 $170  $222  $356   $  32  $ 99    $ 169   $356
-------------------------------------------------------------------------------
  Endeavor Select 50        $118 $188  $251  $409   $  38  $116    $ 197   $409
-------------------------------------------------------------------------------
  Endeavor High Yield       $117 $186  $247  $403   $  37  $114    $ 194   $403
-------------------------------------------------------------------------------
  Endeavor Janus Growth     $111 $168  $219  $350   $  31  $ 97    $ 166   $350
-------------------------------------------------------------------------------
  WRL Janus Global          $112 $171  $223  $357   $  32  $100    $ 170   $357
-------------------------------------------------------------------------------
  WRL Alger Aggressive
   Growth                   $112 $170  $221  $354   $  32  $ 99    $ 168   $354
-------------------------------------------------------------------------------
  WRL NWQ Value Equity      $109 $160  $205  $320   $  29  $ 89    $ 151   $320
-------------------------------------------------------------------------------
  WRL Goldman Sachs Growth  $113 $172  $226  $362   $  33  $101    $ 172   $362
-------------------------------------------------------------------------------
  WRL T. Rowe Price
   Dividend Growth          $112 $168  $217  $344   $  32  $ 97    $ 164   $344
-------------------------------------------------------------------------------
  WRL T. Rowe Price Small
   Cap                      $110 $164  $211  $332   $  30  $ 93    $ 158   $332
-------------------------------------------------------------------------------
  WRL Salomon All Cap       $113 $172  $226  $362   $  33  $101    $ 172   $362
-------------------------------------------------------------------------------
  WRL Pilgrim Baxter Mid
   Cap Growth               $111 $167  $216  $340   $  31  $ 95    $ 162   $340
-------------------------------------------------------------------------------
  Transamerica VIF Growth   $110 $164  $211  $332   $  30  $ 93    $ 158   $332
-------------------------------------------------------------------------------

The above tables should assist you in understanding the costs and expenses that you will bear, directly or indirectly. These include the 1998 expenses of the underlying portfolios, except for Endeavor Janus Growth, WRL Goldman Sachs Growth, WRL T. Rowe Price Dividend Growth, WRL T. Rowe Price Small Cap, WRL Salomon All Cap, and WRL Pilgrim Baxter Mid Cap Growth (whose expenses listed above are estimates for the first full year of operations). In addition to the expenses listed above, premium taxes may be applicable.
These examples should not be considered a representation of past or future expenses, and actual expenses may be greater or less than those shown. The assumed 5% annual return is hypothetical and should not be considered a representation of past or future annual returns, which may be greater or less than the assumed rate.

In the examples, the $40 annual service charge is reflected as a charge of 0.1000% based on an anticipated average policy value of $40,000.

These examples also reflect the annual fee of 0.30% for the family income protector rider. Expenses would be lower if you do not elect that rider.

Financial Information. The subaccounts had not commenced operations as of December 31, 1998, therefore there is no condensed financial information to report as of the date of this prospectus.

1.THE ANNUITY POLICY

This prospectus describes the Extra Variable Annuity policy offered by PFL Life Insurance Company.

An annuity is a contract between you, the owner, and an insurance company (in this case PFL), where the insurance company promises to pay you an income in the form of annuity payments. These payments begin on a designated date, referred to as the annuity commencement date. Until the annuity commencement date, your annuity is in the accumulation phase and the earnings are tax deferred. Tax deferral means you generally are not taxed on your annuity until you take money out of your annuity. After the annuity commencement date, your annuity switches to the income phase.

The Extra Variable Annuity consists of either:

 .  a group annuity contract that we, PFL Life Insurance Company, issue to the contract holder and an individual certificate that we issue to you; or . an individual policy that we issue to you.

This prospectus describes your individual certificate or policy (both are referred to in this prospectus as the policy). The policy is a flexible premium variable annuity. You can use the policy to accumulate funds for retirement or other long-term financial planning purposes. Your individual investment and your rights are determined primarily by your own policy.

It is a "flexible premium" annuity because after you purchase it, you can generally make additional investments of any amount of $50 or more, until the annuity commencement date. But you are not required to make any additional investments.

The policy is a "variable" annuity because the value of your investments can go up or down based on the performance of your investment choices. If you invest in the separate account, the amount of money you are able to accumulate in your policy during the accumulation phase depends upon the performance of your investment choices. The amount of annuity payments you receive during the income phase from the separate account also depends upon the investment performance of your investment choices for the income phase.

The policy also contains a fixed account. The fixed account offers interest at rates that are guaranteed by PFL not to decrease during the selected guaranteed period. There may be different interest rates for each different guaranteed period that you select.

2.ANNUITY PAYMENTS
(THE INCOME PHASE)

You choose the annuity commencement date. You can change this date by giving us 30 days written notice before the current annuity commencement date. The new annuity commencement date must be at least 30 days after we receive notice of the change. The latest annuity commencement date cannot be after the policy month following the month in which the annuitant attains age 95.

Election of Annuity Payment Option. Before the annuity commencement date, if the annuitant is alive, you may choose an annuity payment option or change your election. If the annuitant dies before the annuity commencement date, the beneficiary may elect to receive the death benefit in a lump sum or under one of the annuity payment options.

Unless you specify otherwise, the annuitant will receive the annuity payments. After the annuitant's death, the beneficiary will receive any remaining guaranteed payments.

Annuity Payment Options

The policy provides five annuity payment options that are described below. You may chose any combination of annuity payment options. We will use your adjusted policy value to provide these annuity payments. The adjusted policy value is the policy value increased or decreased by any applicable excess interest adjustment. If the adjusted policy value on the annuity commencement date is less than $2,000, PFL reserves the right to pay it in one lump sum in lieu of applying it under an annuity payment option. You can receive annuity payments monthly, quarterly, semi-annually, or annually.

Unless you choose to receive variable payments under annuity payment options 3 or 5, the amount of each payment will be set on the annuity commencement date and will not change. You may, however, choose to receive variable payments under payment options 3 and 5. The dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. The dollar amount of additional variable payments will vary based on the investment performance of the subaccount(s). The dollar amount of each variable payment after the first may increase, decrease, or remain constant. If the actual investment performance exactly matched the assumed investment return of 5% at all times, the amount of each variable annuity payment would remain equal. If actual investment performance exceeds the assumed investment return, the amount of the variable annuity payments would increase. Conversely, if actual investment performance is lower than the assumed investment return, the amount of the variable annuity payments would decrease.

A charge for premium taxes and an excess interest adjustment may be made when annuity payments begin.

The annuity payment options are explained below. Options 1, 2, and 4 are fixed only. Options 3 and 5 can be fixed or variable.

Payment Option 1--Interest Payments. We will pay the interest on the amount we use to provide annuity payments in equal payments, or this amount may be left to accumulate for a period of time to which you and PFL agree. You and PFL will agree on withdrawal rights when you elect this option.

Payment Option 2--Income for a Specified Period. We will make level payments only for the fixed period you choose. No funds will remain at the end.

Payment Option 3--Life Income. You may choose between:

  Fixed Payments
  . No Period Certain--We will make level payments only during the annuitant's lifetime.
  . 10 Years Certain--We will make level payments for the longer of the annuitant's lifetime or ten years.
  . Guaranteed Return of Policy Proceeds--We will make level payments for the longer of the annuitant's lifetime or until the total dollar amount of payments we make to you equals the amount applied to this option.

  Variable Payments
  . No Period Certain--Payments will be made only during the lifetime of the annuitant.
  . 10 Years Certain--Payments will be made for the longer of the annuitant's lifetime or ten years.

Payment Option 4--Income of a Specified Amount. Payments are made for any specified amount until the amount applied to this option, with interest, is exhausted. This will be a series of level payments followed by a smaller final payment.

Payment Option 5--Joint and Survivor Annuity. You may choose between:

  Fixed Payments
  . Payments are made during the joint lifetime of the payee and a joint payee of your selection. Payments will be made as long as either person is living.

  Variable Payments
  . Payments are made as long as either the payee or the joint payee is living.

Other annuity payment options may be arranged by agreement with PFL. Certain annuity payment options may not be available in all states.

NOTE CAREFULLY:

IF:

 .  you choose Life Income with No Period Certain or a Joint and Survivor
   Annuity; and
 .  the annuitant(s) dies before the due date of the second annuity payment;

THEN:

 .  we may make only one annuity payment.

IF:

 .  you choose Income for a Specified Period, Life Income with 10 years Certain,
   Life Income with Guaranteed Return of Policy Proceeds, or Income of a Specified Amount; and
 . the person receiving payments dies prior to the end of the guaranteed period;

THEN:

 . the remaining guaranteed payments will be continued to that person's beneficiary, or their present value may be paid in a single sum.

We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the payee's address of record. The payee is responsible to keep PFL informed of the payee's current address of record.

3.PURCHASE

Policy Issue Requirements

PFL will issue a policy IF:
 .  PFL receives all information needed to issue the policy;
 . PFL receives a minimum initial premium payment; and . You (annuitant and any joint owner) are age 84 or younger.

Premium Payments

You should make checks for premium payments payable only to PFL Life Insurance Company and send them to the administrative and service office. Your check must be honored in order for PFL to pay any associated payments and benefits due under the policy.

Initial Premium Requirements

The initial premium payment for nonqualified policies must be at least $5,000, and at least $2,000 for qualified policies. There is no minimum initial premium payment for policies issued under section 403(b) of the Internal Revenue Code; however, your premium must be received within 90 days of the policy date or your policy will be canceled. We will credit your initial premium payment to your policy within two business days after the day we receive it and your complete policy information. If we are unable to credit your initial premium payment, we will contact you within five business days and explain why. We will also return your initial premium payment at that time unless you let us keep it and credit it as soon as possible.

The date on which we credit your initial premium payment to your policy is the policy date. The policy date is used to determine policy years, policy months and policy anniversaries.

Additional Premium Payments

You are not required to make any additional premium payments. However, you can make additional premium payments as often as you like during the lifetime of the annuitant and during the accumulation phase. Additional premium payments must be at least $50. We will credit additional premium payments to your policy as of the business day we receive your premium and required information.

Maximum Total Premium Payments

We allow premium payments up to a total of $1,000,000 without prior approval.

Premium Enhancement

An amount equal to 5% of the initial premium payment will be added to the policy value (4% if you, or any joint owner, are 70 years old or older). The amount of the premium enhancement is not considered a premium payment. The premium enhancement percentage may vary from premium to premium on subsequent premium payments, but will never be less than 0.25% nor more than 7%. A confirmation will be sent advising the owner of the amount of premium enhancement applicable to each subsequent premium payment. No premium enhancement will apply if the policy is canceled pursuant to the Right to Cancel provision.

Generally, an annuity with a premium enhancement may have higher expenses than a similar annuity without a premium enhancement. Accordingly, you should always consider the expenses along with the features and enhancements to be sure any annuity meets your financial needs and goals.

Allocation of Premium Payments

When you purchase a policy, we will allocate your premium payment (plus the premium enhancement) to the investment choices you select. Your allocation must be in whole percentages and must total 100%. We will allocate additional premium payments the same way, unless you request a different allocation.

If you allocate premium payments to the dollar cost averaging fixed account, you must give us directions regarding the subaccount(s) to which transfers are to be made or we cannot accept your premium payment.

You may change allocations for future additional premium payments by sending us written instructions or by telephone, subject to the limitations described under "Telephone Transactions." The allocation change will apply to premium payments received after the date we receive the change request.

Policy Value

You should expect your policy value to change from valuation period to valuation period. A valuation period begins at the close of trading on the New York Stock Exchange on each business day and ends at the close of trading on the next succeeding business day. A business day is each day that the New York Stock Exchange is open. The New York Stock Exchange generally closes at 4:00 p.m. eastern time. Holidays are generally not business days.

4. INVESTMENT CHOICES

The Separate Account

There are currently twenty-two variable subaccounts available under the policies.

The subaccounts invest in shares of the various underlying fund portfolios. The companies that provide investment advice and administrative services for the underlying portfolios offered through this policy are listed below. The following mutual fund investment choices are currently offered through this policy:

ENDEAVOR SERIES TRUST
Subadvised by Morgan Stanley
Asset Management Inc.
  Endeavor Asset Allocation Portfolio
  Endeavor Money Market Portfolio
Subadvised by T. Rowe Price Associates, Inc.
  T. Rowe Price Equity Income Portfolio
  T. Rowe Price Growth Stock Portfolio
Subadvised by Rowe Price-Fleming International, Inc.
  T. Rowe Price International Stock Portfolio
Subadvised by OpCap Advisors
  Endeavor Value Equity Portfolio
  Endeavor Opportunity Value Portfolio
Subadvised by J.P. Morgan Investment Management Inc.
  Endeavor Enhanced Index Portfolio
Subadvised by The Dreyfus Corporation
  Dreyfus U.S. Government Securities Portfolio
  Dreyfus Small Cap Value Portfolio
Subadvised by Montgomery Asset Management, LLC
  Endeavor Select 50 Portfolio
Subadvised by Massachusetts Financial Services Company
  Endeavor High Yield Portfolio
Subadvised by Janus Capital Corporation
  Endeavor Janus Growth Portfolio

WRL SERIES FUND, INC.
Subadvised by Janus Capital Corporation
  WRL Janus Global
Subadvised by Fred Alger Management, Inc.
  WRL Alger Aggressive Growth
Subadvised by NWQ Investment Management Company, Inc.
  WRL NWQ Value Equity
Subadvised by Goldman Sachs Asset Management, Inc.

  WRL Goldman Sachs Growth
Subadvised by T. Rowe Price Associates, Inc.
  WRL T. Rowe Price Dividend Growth
  WRL T. Rowe Price Small Cap
Subadvised by Salomon Brothers Asset Management, Inc.
  WRL Salomon All Cap
Subadvised by Pilgrim Baxter & Associates, Ltd.
  WRL Pilgrim Baxter Mid Cap Growth

TRANSAMERICA VARIABLE INSURANCE FUND, INC.
Subadvised by Transamerica Investment Services, Inc.
  Transamerica VIF Growth Portfolio

The general public may not purchase shares of these underlying portfolios. The investment objectives and policies may be similar to other portfolios and mutual funds managed by the same investment adviser or manager that are sold directly to the public. You should not expect that the investment results of the underlying funds to be the same as those of the other portfolios or mutual funds.

More detailed information, including an explanation of the portfolio's investment objectives, may be found in the current prospectuses for the underlying funds, which are attached to this prospectus. You should read the prospectuses for the underlying funds carefully before you invest.

We may receive expense reimbursements or other revenues from the underlying funds or their managers. The amount of these reimbursements or revenues, if any, may be based on the amount of assets that PFL or the separate account invests in the funds.

We do not guarantee that any of the subaccounts will always be available for premium payments, allocations, or transfers. See the Statement of Additional Information for more information concerning the possible addition, deletion, or substitution of investments. Please note that the underlying funds may refuse to make the underlying portfolios available (and thereby render the subaccounts unavailable) for market-timing or excessive transactions.

The Fixed Account

Premium payments allocated and amounts transferred to the fixed account become part of the general account of PFL. Interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the Investment Company Act of 1940 (the "1940 Act"). Accordingly, neither the general account nor any interests therein are generally subject to the provisions of the 1933 or 1940 Acts. PFL has been advised that the staff of the SEC has not reviewed the disclosures in this prospectus which relate to the fixed account.

We guarantee that the interest credited to the fixed account will not be less than 3% per year. At the end of a guaranteed period option you selected, the value in that guaranteed period option will automatically be transferred into a new guaranteed period option of the same length (or the next shorter period if the same period is no longer offered) at the current interest rate for that period. You can transfer to another investment choice by giving us notice within 30 days before the end of the expiring guaranteed period.

Surrenders or partial withdrawals from a guaranteed period option of the fixed account are subject to an excess interest adjustment. This adjustment may increase or decrease the amount of interest credited to your policy. The excess interest adjustment will not decrease the interest credited to your policy below 3% per year, however. You bear the risk that we will not credit interest greater than 3% per year. We determine credited rates, which are guaranteed for at least one year, in our sole discretion.

If you select the fixed account, your money will be placed with the other general assets of PFL. The amount of money you are able to accumulate in the fixed account during the accumulation phase depends upon the total interest credited. The amount of annuity payments you receive during the income phase from the fixed portion of your policy will remain level for the entire income phase.

Transfers

During the accumulation phase, you may make transfers from any subaccount as often as you wish within certain limitations.

Transfers from a guaranteed period option of the fixed account are limited to the following:

 . At the end of a guaranteed period, you must notify us within 30 days prior to the end of the guaranteed period that you wish to transfer the amount in that guaranteed period option to another investment choice.
 . Transfers of amounts equal to interest credited. This may affect your overall interest-crediting rate, because transfers are deemed to come from the oldest premium payment first.
 . Other than at the end of a guaranteed period, transfers of amounts from the guaranteed period option in excess of amounts equal to interest credited, are subject to an excess interest adjustment. If it is a negative adjustment, the maximum amount you can transfer is 25% of the amount in that guaranteed period option, less any previous transfers during the current policy year. If it is a positive adjustment, we do not limit the amount that you can transfer.

There are no transfers permitted out of the dollar cost averaging fixed account option except through the dollar cost averaging program.

Each transfer must be at least $500 (or the entire subaccount value), except for transfers of guaranteed period option amounts equal to interest credited, for which there is a minimum transfer amount of $50. If less than $500 remains, then we reserve the right to either deny the transfer or include that amount in the transfer.

During the income phase of your policy, you may transfer values out of any subaccount up to four times per year. However, you cannot transfer values out of the fixed account in this phase. The minimum amount that can be transferred during this phase is the lesser of $10 of monthly income, or the entire monthly income of the annuity units in the subaccount from which the transfer is being made.

Transfers may be made by telephone, subject to the limitations described below under "Telephone Transactions."

Currently, there is no charge for transfers. However, the number of transfers permitted may be limited in the future and charges per transfer may apply in the future. We reserve the right to prohibit transfers to the fixed account if we are crediting an effective annual interest rate of 3.0% (the guaranteed minimum).

Family Income Protector

The optional "family income protector" rider assures you of a minimum level of income in the future by guaranteeing a minimum annuitization value (discussed below) after 10 years. You may elect to purchase this benefit, which guarantees a minimum amount you will have to apply to a family income protector annuity payment option and which guarantees a minimum level of those payments once you begin to receive them. By electing this benefit, you can participate in the gains of the underlying variable investment options you select while knowing that you are guaranteed a minimum level of income in the future, regardless of the performance of the underlying variable investment options.

You can annuitize under the family income protector (subject to the conditions described below) at the greater of the adjusted policy value (described above) or the minimum annuitization value.

Minimum Annuitization Value. The minimum annuitization value is:

 .  the policy value on the date the rider is issued; plus
 . any additional premium payments (not including any premium enhancement accumulated at the annual growth rate written on page one of the rider); minus

 .  an adjustment for any withdrawals made after the date the rider is issued;
   minus
 .  any premium taxes.

The annual growth rate is currently 6% per year; PFL may, at its discretion, change the rate in the future, but the rate will never be less than 3% per year, and once the rider is added to your policy, the annual growth rate will not vary during the life of that rider. Withdrawals may reduce the minimum annuitization value on a basis greater than dollar-for-dollar. See the Statement of Additional Information for more information.

The minimum annuitization value may only be used to annuitize using the family income protector payment options and may not be used with any of the other annuity payment options listed in Section 2 of this prospectus. The family income protector payment options are:

 .  Life Income--An election may be made for "No Period Certain" or "10 Years
   Certain". In the event of the death of the annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.
 . Joint and Full Survivor--An election may be made for "No Period Certain" or "10 Years Certain". Payments will be made as long as either the annuitant or joint annuitant is living. In the event of the death of both the annuitant and joint annuitant prior to the end of the chosen period certain, the remaining period certain payments will be continued to the beneficiary.

The minimum annuitization value is used to calculate the family income protector payment and does not establish or guarantee a policy value or guarantee performance of any investment option.

In addition to the annual growth rate, other benefits and fees under the rider (the rider fee, the fee waiver threshold, guaranteed payment fee, and the waiting period before the family income protector can be exercised, as well as the annual growth rate) are also guaranteed not to change after the rider is added. However, all of these benefit specifications may change if you elect to upgrade the minimum annuitization value.

Minimum Annuitization Value Upgrade. You can upgrade your minimum annuitization value to the policy value within 30 days after any policy anniversary before your 85th birthday (earlier if required by state law). For your convenience, we will put the last date to upgrade on page one of the rider.

If you upgrade, the current rider will terminate and a new one will be issued with its own specified guaranteed benefits and fees. Please note that the benefits and fees under the new rider may differ from your benefits and fees prior to upgrading.

Conditions of Exercise of the Family Income Protector. You can only annuitize using the family income protector within the 30 days after the tenth or later policy anniversary after the family income protector is elected or, in the case of an upgrade of the minimum annuitization value, the tenth or later policy anniversary following the upgrade; PFL may, at its discretion, change the waiting period before the family income protector can be exercised in the future. You cannot, however, annuitize using the family income protector after the policy anniversary after your 94th birthday (earlier if required by state law). For your convenience, we will put the first and last date to annuitize using the family income protector on page one of the rider.

Note Carefully--If you annuitize at any time other than indicated above, you cannot use the family income protector.

Guaranteed Minimum Stabilized Payments. Annuity payments under the family income protector are guaranteed to never be less than the initial payment. See the Statement of Additional Information for information concerning the calculation of the initial payment. The payments will also be "stabilized" or held constant during each policy year.

Under the family income protector, each annuity payment will be the greater of the stabilized payment or the payment calculated without regard to the stabilized payments. During the first policy year after annuitizing using the family income protector, each stabilized payment will equal the initial payment. On each policy anniversary thereafter, the stabilized payment will increase or decrease depending on the performance of the investment options you selected, and then be held constant at that amount for that policy year. The stabilized payment on each policy anniversary will equal the greater of the initial payment or the payment supportable by the annuity units in the selected investment options. See the Statement of Additional Information for additional information concerning stabilized payments.

Family Income Protector Rider Fee. A rider fee, currently 0.30% of the minimum annuitization value on the previous policy anniversary, is charged annually prior to annuitization. We will also charge this fee if you take a complete withdrawal. PFL may change the rider fee percentage in the future, but it will never be greater than 0.50%. The rider fee is deducted from each variable investment option in proportion to the amount of policy value in each subaccount.

The rider fee on any given policy anniversary will be waived if the policy value exceeds the fee waiver threshold. The fee waiver threshold currently is two times the minimum annuitization value. PFL may, at its discretion, change the fee waiver threshold in the future, but it will never be greater than two and one-half times the minimum annuitization value.

Guaranteed Payment Fee. A guaranteed payment fee, currently equal to an effective annual rate of 1.25% of the daily net asset value in the separate account, is reflected in the amount of the variable payments you receive if you annuitize under the family income protector rider. PFL may change the guaranteed payment fee in the future, but it will never be greater than 2.25%. The guaranteed payment fee is included on page one of the rider.

Termination. The family income protector is irrevocable. You have the option not to use the benefit but you will not receive a refund of any fees you have paid. The family income protector will terminate upon the earliest of the following:

 . annuitization (you will still get guaranteed minimum stabilized payments if you annuitize using the minimum annuitization value under the family income protector);
 .  upgrade of the minimum annuitization value (although a new rider will be issued);
 .  termination of your policy; or
 . 30 days after the policy anniversary after your 94th birthday (earlier if required by state law).

The family income protector does not establish or guarantee policy value or guarantee performance of any investment option. Because this benefit is based on conservative actuarial factors, the level of lifetime income that it guarantees may be less than the level that would be provided by application of the policy value at otherwise applicable adjusted annuity factors. Therefore, the family income protector should be regarded as a safety net. The costs of annuitizing under the family income protector include the guaranteed payment fee, and also the lower payout levels inherent in the annuity tables used for those minimum payouts. These costs should be balanced against the benefits of a minimum payout level.

Dollar Cost Averaging Program

During the accumulation phase, you may instruct us to automatically transfer money from the dollar cost averaging fixed account option, the Endeavor Money Market Subaccount, or the Dreyfus U.S. Government Securities Subaccount, into any other subaccounts. You may specify the dollar amount to be transferred either monthly or quarterly; however each transfer must be at least $500. A minimum of 6 monthly or 4 quarterly transfers are required and a maximum of 24 monthly or 8 quarterly transfers are allowed. Transfers must begin within 30 days. We will make the transfers on the 28th day of the applicable month. There is no charge for this program.

Dollar cost averaging buys more accumulation units when prices are low and fewer accumulation units when prices are high. It does not guarantee profits or assure that you will not experience a loss. You should consider your ability to continue the dollar cost averaging program during all economic conditions.

We may credit different interest rates for dollar cost averaging programs of varying time periods. If you discontinue the dollar cost averaging program before its completion, then the interest credited on amounts in the dollar cost averaging fixed account may be adjusted downward, but not below the minimum guaranteed effective annual interest rate of 3%.

Asset Rebalancing

During the accumulation phase you can instruct us to automatically rebalance the amounts in your subaccounts to maintain your desired asset allocation. This feature is called asset rebalancing and can be started and stopped at any time free of charge. However, we will not rebalance if you are in the dollar cost averaging program or if any other transfer is requested. If a transfer is requested, we will honor the requested transfer and discontinue asset rebalancing. Asset rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually.

Telephone Transactions

You may make transfers and change the allocation of additional premium payments by telephone IF:

 .  you select the "Telephone Transfer/Reallocation Authorization" box in the
   policy enrollment form or enrollment information; or . you later make this request in writing.

You will be required to provide certain information for identification purposes when requesting a transaction by telephone. We may also require written confirmation of your request. We will not be liable for following telephone requests that we believe are genuine.

Telephone requests must be received while the New York Stock Exchange is open to assure same-day pricing of the transaction. We may discontinue this option at any time.

5.EXPENSES

There are charges and expenses associated with your policy that reduce the return on your investment in the policy.

Surrender Charge

During the accumulation phase, you can withdraw part or all of the cash value. Cash value is the policy value increased or decreased by any excess interest adjustment and decreased by any applicable surrender charge, premium taxes, and family income protector rider fees, and less the annual service charge. We may apply a surrender charge to compensate us for expenses relating to sales, including commissions to registered representatives and other promotional expenses. After the first year, you can withdraw up to 10% of your cumulative premium payments once each policy year free of surrender charges. This amount is referred to as the free percentage and is determined at the time of the withdrawal. If you withdraw money in excess of 10% of your cumulative premium payments, you might have to pay a surrender charge, which is a contingent deferred sales charge, on the excess amount. The following schedule shows the surrender charges that apply during the nine years following each premium payment:

   Number of Years                                          Surrender Charge
    Since Premium                                          (as a percentage of
    Payment Date                                           premium withdrawn)
------------------------------------------------------------------------------
         0-1                                                        8%
         1-2                                                        8%
         2-3                                                        8%
         3-4                                                        7%
         4-5                                                        6%
         5-6                                                        5%
         6-7                                                        4%
         7-8                                                        3%
         8-9                                                        2%
      9 or more                                                     0%


For example, assume your premium payments total $100,000 at the beginning of policy year 2 and you withdraw $30,000. Since that amount is more than your free percentage, you would pay a surrender charge of $1,600 on the $20,000 remaining after the free percentage (8% of ($30,000--$10,000)).

You receive the full amount of a requested partial withdrawal because we deduct any applicable excess interest adjustment and surrender charge from your remaining policy value. You receive your cash value upon full surrender.

For surrender charge purposes, the oldest premium is considered to be withdrawn first.

Keep in mind that withdrawals may be taxable, and if made before age 59 1/2, may be subject to a 10% federal penalty tax. For tax purposes, withdrawals are considered to come from earnings first.

Surrender charges are waived if you withdraw money under the nursing care and terminal condition withdrawal option or unemployment waiver.

Excess Interest Adjustment

Withdrawals of cash value from the fixed account may be subject to an excess interest adjustment. This adjustment could retroactively reduce the interest credited in the fixed account to the guaranteed minimum of 3% per year. See "Excess Interest Adjustment" in Section 7 of this prospectus.

Mortality and Expense Risk Fee

We charge a fee as compensation for bearing certain mortality and expense risks under the policy. Examples include a guarantee of annuity rates, the death benefits, certain expenses of the policy, and assuming the risk that the current charges will be insufficient in the future to cover costs of administering the policy. The mortality and expense risk fee is at an annual rate of 1.35% of assets. This annual fee is assessed daily based on the net asset value of each subaccount.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profit for any proper purpose, including distribution expenses.

Administrative Charges

We deduct an administrative charge to cover the costs of administering the annuity (including certain distribution-related expenses). This daily charge is equal to an annual rate of 0.40% of the daily net asset value of the separate account.

In addition, an annual service charge of $40 (but not more than 2% of the policy value) is charged on each policy anniversary and at surrender. The service charge is waived if your policy value is at least $100,000 or if the sum of your premiums, less all partial withdrawals, is at least $100,000.

Premium Taxes

Some states assess premium taxes on the premium payments you make. We currently do not deduct for these taxes at the time you make a premium payment. However, we will deduct the total amount of premium taxes, if any, from the policy value when:

 .  you elect to begin receiving annuity payments;
 .  you surrender the policy; or
 . you die and a death benefit is paid (you must also be the annuitant for the death benefit to be paid).

Generally, premium taxes range from 0% to 3.50%, depending on the state.

Federal, State and Local Taxes

We may in the future deduct charges from the policy for any taxes we incur because of the policy. However, no deductions are being made at the present time.

Transfer Fee

You are allowed to make 12 free transfers per year before the annuity commencement date. If you make more than 12 transfers per year, we reserve the right to charge $10 for each additional transfer. Premium payments, asset rebalancing and dollar cost averaging transfers are not considered transfers. All transfer requests made at the same time are treated as a single request.

Family Income Protector

If you elect the family income protector, there is an annual rider fee during the accumulation phase of 0.30% of the minimum annuitization value, and a guaranteed payment fee during the income phase of 1.25% of the daily net asset value if you annuitize under the rider. The annual rider fee is also deducted upon a complete withdrawal. (See Section 4, "INVESTMENT CHOICES--Family Income Protector.")

Portfolio Management Fees

The value of the assets in each subaccount will reflect the fees and expenses paid by the underlying fund. A description of these expenses is found in the prospectuses for the underlying funds.

6.TAXES

NOTE: PFL has prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax adviser about your own circumstances. PFL has included an additional discussion regarding taxes in the Statement of Additional Information.

Annuities in General

Deferred annuities are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Internal Revenue Code for annuities.

Simply stated, these rules provide that generally you will not be taxed on the earnings, if any, on the money held in your annuity policy until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of annuity--qualified or nonqualified (discussed below).

You will not be taxed on increases in the value of your annuity until a distribution occurs--either as a withdrawal or as annuity payments.

When a non-natural person (e.g., corporation or certain other entities other than tax-qualified trusts) owns a nonqualified annuity, the policy will generally not be treated as an annuity for tax purposes.

Qualified and Nonqualified Policies

If you purchase the policy under an individual retirement annuity, a pension plan, or specially sponsored program, your policy is referred to as a qualified annuity.

Qualified annuities are issued in connection with the following plans:

 . Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the policy. A Roth IRA also allows individuals to make contributions to the policy, but it does not allow a deduction for contributions, and distributions may be tax-free if the owner meets certain rules.
 . Tax-Sheltered Annuity (403(b) Plan): A 403(b) Plan may be made available to employees of certain public school systems and tax-exempt organizations and permits contributions to the policy on a pre-tax basis.
 . Corporate Pension and Profit-Sharing and H.R. 10 Plan: Employers and self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the policy on a pre-tax basis.
 . Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organizations can establish a plan to defer compensation on behalf of their employees through contributions to the policy.

If you purchase the policy as an individual and not under an individual retirement annuity, 403(b) plan, 457 plan, or pension or profit sharing plan, your policy is referred to as a nonqualified annuity.

Withdrawals--Nonqualified Policies

If you make a withdrawal from your policy before the annuity commencement date, the Internal Revenue Code treats that withdrawal as first coming from earnings and then from your premium payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. (The excess interest adjustment resulting from the withdrawal may affect the amount on which you are taxed.) The premium enhancement will be considered earnings. Different rules apply for annuity payments. See "Annuity Payments" below.

The Internal Revenue Code also provides that withdrawn earnings may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some withdrawals will be exempt from the penalty. They include any amounts:

 .  paid on or after the taxpayer reaches age 59 1/2;

 .  paid after the taxpayer dies;
 .  paid if the taxpayer becomes totally disabled (as that term is defined in the Internal Revenue Code);
 .  paid in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;
 .  paid under an immediate annuity; or
 .  which come from premium payments made prior to August 14, 1982.


All deferred non-qualified annuities that are issued by PFL Life (or its affiliates) to the same owner during any calendar year are treated as one annuity for purposes of determining the amount includable in the owner's income when a taxable distributions occurs.

Withdrawals--Qualified Policies

The above information describing the taxation of nonqualified annuities does not apply to qualified annuities. There are special rules that govern with respect to qualified annuities. Generally, these rules restrict:

 . the amount that can be contributed to the policy during any year; and . the time when amounts can be paid from the policy.

In addition, a penalty tax may be assessed on amounts withdrawn from the policy prior to the date you reach age 59 1/2, unless you meet one of the exceptions to this rule. You may also be required to begin taking minimum distributions from the policy by a certain date. The terms of the plan may limit the rights otherwise available to you under the policy.

We have provided more information in the Statement of Additional Information.

You should consult your legal counsel or tax adviser if you are considering purchasing a policy for use with any retirement plan.

Withdrawals -- 403(b) Policies

The Internal Revenue Code limits the withdrawal of premium payments from certain 403(b) annuities. Withdrawals can generally only be made when a owner:

 .  reaches age 59 1/2leaves;his/her.job;
 .  dies;
 . becomes disabled (as that term is defined in the Internal Revenue Code); or in the case of hardship. However, in the case of hardship, the owner can only withdraw the premium payments and not any earnings.

Diversification and Distribution Requirements

The Internal Revenue Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity. The annuity must also meet certain distribution requirements at the death of an owner in order to be treated as an annuity. These diversification and distribution requirements are discussed in the Statement of Additional Information. PFL may modify the policy to attempt to maintain favorable tax treatment.

Taxation of Death Benefit Proceeds

Amounts may be distributed from the policy because of the death of an owner or the annuitant. Generally, such amounts are includable in the income of the recipient:

 .  if distributed in a lump sum, these amounts are taxed in the same manner as a full surrender; or
 . if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

For these purposes, the "investment in the contract" is not affected by the owner's or annuitant's death. That is, the "investment in the contract" remains generally the total premium payments, less amounts received, which were not includable in gross income. (The same tax treatment applies to any amounts distributed after an owner's death.) The premium enhancement that we add to your policy value is not included in the investment in the contract.

Annuity Payments

Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified annuities, only a portion of the annuity payments you receive will be includable in your gross income.

In general, the excludable portion of each annuity payment you receive will be determined as follows:

 . Fixed payments--by dividing the "investment in the contract" on the annuity commencement date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.
 . Variable payments--by dividing the "investment in the contract" on the annuity commencement date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

The remainder of each annuity payment is includable in gross income. Once the "investment in the contract" has been fully recovered, the full amount of any additional annuity payments is includable in gross income.

If you select more than one annuity payment option, special rules govern the allocation of the policy's entire "investment in the contract" to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax adviser as to the potential tax effects of allocating amounts to any particular annuity payment option.

If, after the annuity commencement date, annuity payments stop because an annuitant died, the excess (if any) of the "investment in the contract" as of the annuity commencement date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for your last taxable year.

Transfers, Assignments or Exchanges

A transfer of ownership or assignment of a policy, the designation of an annuitant or other beneficiary who is not also the owner, the selection of certain annuity commencement dates, or a change of annuitant, may result in certain income or gift tax consequences to the owner that are beyond the scope of this discussion. An owner contemplating any such transfer, assignment, selection, or change should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Possible Tax Law Changes

Although the likelihood of legislative changes in uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. You should consult a tax adviser with respect to legal developments and their effect on the policy.

7.ACCESS TO YOUR MONEY

Surrenders

During the accumulation phase, you can have access to the money in your policy in several ways:

 . by making a withdrawal (either a complete or partial withdrawal); . by taking systematic payouts; or . by taking annuity payments.

If you want to make a complete withdrawal, you will receive the value of your policy plus or minus any excess interest adjustment, minus:

 .  surrender charges;
 .  premium taxes;
 .  the service charges; and
 .  family income protector rider fees.

If you want to take a partial withdrawal, in most cases it must be for at least $500. Unless you tell us otherwise, we will take the withdrawal from each of the investment choices in proportion to the policy value.

Remember that any withdrawal you take will reduce the policy value, and might reduce the amount of the death benefit. See Section 9, Death Benefit, for more details.

Withdrawals may be subject to a surrender charge. Withdrawals from the fixed account may also be subject to an excess interest adjustment. Income taxes, federal tax penalties and certain restrictions may apply to any withdrawals you make.

During the income phase, you will receive annuity payments under the annuity payment option you select; however, you generally may not take any other withdrawals, either complete or partial.

Delay of Payment and Transfers

Payment of any amount due from the separate account for a withdrawal, a death benefit, or the death of the owner of a nonqualified policy, will generally occur within seven business days from the date all required information is received by PFL. PFL may be permitted to defer such payments from the separate account if:

 .  the New York Stock Exchange is closed other than for usual weekends or holidays or trading on the Exchange is otherwise restricted;
 .  an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or
 .  the SEC permits a delay for the protection of owners.

In addition, transfers of amounts from the subaccounts may be deferred under these circumstances.

Pursuant to the requirements of certain state laws, we reserve the right to defer payment of the cash value from the fixed account for up to six months.

Excess Interest Adjustment

Money that you withdraw from a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment. At the time you request a withdrawal, if interest rates set by PFL have risen since the date of the initial guarantee, the excess interest adjustment will result in a lower cash value on surrender. However, if interest rates have fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher cash value on surrender.

There will be no excess interest adjustment on any of the following:

 .  lump sum withdrawals of the free percentage available;
 .  nursing care and terminal condition withdrawals;
 .  unemployment withdrawals; withdrawals.to satisfy any minimum distribution requirements; and
 . systematic payout option payments, which do not exceed 10% of your cumulative premium payments divided by the number of payouts made per year.

Certain conditions must be satisfied. See the Statement of Additional Information for more details.

Systematic Payout Option

You can select at any time (during the accumulation phase) to receive regular payments from your policy by using the systematic payout option. Under this option, you can receive up to 10% (annually) of your cumulative premium payments free of surrender charges. Payments can be made monthly, quarterly, semi-annually, or annually. There is no charge for this benefit.

Nursing Care and Terminal Condition Withdrawal Option

No surrender charges or excess interest adjustment will apply if you or your spouse has been:

 . confined in a hospital or nursing facility for 30 days in a row; or . diagnosed with a terminal condition (usually a life expectancy of 12 months or less).

This benefit is also available to the annuitant or annuitant's spouse if the owner is not a natural person.

You may select this benefit at any time (during the accumulation phase) and there is no charge for this benefit.

This benefit may not be available in all states. See the policy or endorsement for details and conditions.

Unemployment Waiver

No surrender charges or excess interest adjustment will apply to withdrawals if you or your spouse is unemployed. In order to qualify, you (or your spouse, whichever is applicable) must have been:

 .  employed full time for at least two years prior to becoming unemployed; and

 . employed full time on the policy date; and . unemployed for at least 60 days in a row at the time of the withdrawal; and . must have a minimum cash value at the time of withdrawal of $5,000.

This benefit is also available to the annuitant or annuitant's spouse if the owner is not a natural person.

You can select this benefit at any time (during the accumulation phase) and there is no charge for this benefit.

You must provide written proof from your State's Department of Labor, which verifies that you qualify for and are receiving unemployment benefits at the time of withdrawal. This benefit may not be available in all states. See the policy for details.

8.PERFORMANCE

PFL periodically advertises performance of the various subaccounts. We may disclose at least four different kinds of performance. First, we may calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the mortality and expense risk fees and administrative charges. It does not reflect the deduction of any applicable premium taxes or surrender charges. The deduction of any applicable premium taxes or surrender charges would reduce the percentage increase or make greater any percentage decrease.

Second, any advertisement will also include total return figures, which reflect the deduction of the mortality and expense risk fees, administrative charges and surrender charges. These figures will also reflect the premium enhancement.

Third, for periods starting prior to the date the annuities were first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the separate account.

Fourth, in addition, for certain investment portfolios, performance may be shown for the period commencing from the inception date of the investment portfolio. These figures should not be interpreted to reflect actual historical performance of the separate account.

We also may, from time to time, include in our advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include, comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

Appendix A contains performance information that you may find useful. It is divided into various parts, depending upon the type of performance information shown. Future performance will vary and future results will not be the same as the results shown.

9.DEATH BENEFIT

We will pay a death benefit to your beneficiary, under certain circumstances, if the annuitant dies before the annuity commencement date and the annuitant was also an owner. (If the annuitant was not an owner, a death benefit may or may not be paid. See below). The beneficiary may choose an annuity payment option, or may choose to receive a lump sum.

Distribution requirements apply to the policy value upon the death of any owner. These requirements are detailed in the Statement of Additional Information.

When We Pay A Death Benefit

Before the Annuity Commencement Date
We will pay a death benefit to your beneficiary IF:

 . you are both the annuitant and an owner of the policy; and . you die before the annuity commencement date.

If the only beneficiary is your surviving spouse, then he or she may elect to continue the policy as the new annuitant and owner, instead of receiving the death benefit. All future surrender charges will be waived.

We will also pay a death benefit to your beneficiary IF:

 .  you are not the annuitant; and
 . the annuitant dies before the annuity commencement date; and . you specifically requested that the death benefit be paid upon the annuitant's death.

After the Annuity Commencement Date
The death benefit payable, if any, on or after the annuity commencement date depends on the annuity payment option selected.

IF:
 .  you are not the annuitant; and
 . you die on or after the annuity commencement date; and . the entire interest in the policy has not been paid to you;
THEN:
 . the remaining portion of such interest in the policy will be distributed at least as rapidly as under the method of distribution being used as of the date of your death.

When We Do Not Pay A Death Benefit

No death benefit is paid in the following cases:

IF:
 .  you are not the annuitant; and
 . the annuitant dies prior to the annuity commencement date; and . you did not specifically request that the death benefit be paid upon the annuitant's death;
THEN:
 .  you will become the new annuitant and the policy will continue.

IF:
 .  you are not the annuitant; and
 .  you die prior to the annuity commencement date;
THEN:
 . the new owner must surrender the policy for the policy value increased or decreased by an excess interest adjustment within five years of your death.

Note carefully. If the owner does not name a contingent owner, the owner's estate will become the new owner. If no probate estate is opened (because, for example, the owner has precluded the opening of a probate estate by means of a trust or other instrument), and PFL has not received written notice of the trust as a successor owner signed prior to the owner's death, then that trust may not exercise ownership rights to the policy. It may be necessary to open a probate estate in order to exercise ownership rights to the policy if no contingent owner is named in a written notice received by PFL.

Amount of Death Benefit

Death benefit provisions may differ from state to state. The death benefit may be paid as a lump sum or as annuity payments. The death benefit will be the greatest of:

 . policy value on the date we receive the required information; or . cash value on the date we receive the required information; or . guaranteed minimum death benefit (discussed below).

Guaranteed Minimum Death Benefit

The guaranteed minimum death benefit is the Step-Up Death Benefit--the largest policy value on the policy date or on any policy anniversary before you reach age 76; plus any premium payments you have made since then; minus any adjusted partial withdrawals (discussed below) we have paid to you since then.

The Step-Up Death Benefit is not available if the owner or annuitant is 75 or older on the policy date. In those instances, the guaranteed minimum death benefit will be a return of premium--total premium payments, less any adjusted partial withdrawals as of the date of death. This will not include any premium enhancement.

IF:
 .  the surviving spouse elects to continue the policy instead of receiving the death benefit; and
 .  the guaranteed minimum death benefit is greater than the policy value;
THEN:
 . we will increase the policy value to be equal to the guaranteed minimum death benefit. This increase is made only at the time the surviving spouse elects to continue the policy.

Adjusted Partial Withdrawal

When you request a partial withdrawal, your guaranteed minimum death benefit will be reduced by an amount called the adjusted partial withdrawal. Under certain circumstances, the adjusted partial withdrawal may be more than the amount of your withdrawal request. It is also possible that if a death benefit is paid after you have made a partial withdrawal, then the total amount paid could be less than the total premium payments. We have included a detailed explanation of this adjustment in the Statement of Additional Information.

10.OTHER INFORMATION

Ownership

You, as owner of the policy, exercise all rights under the policy. You can change the owner at any time by notifying us in writing. An ownership change may be a taxable event.

Assignment

You can also assign the policy any time during your lifetime. PFL will not be bound by the assignment until we receive written notice of the assignment. We will not be liable forany payment or other action we take in accordance with the policy before we receive notice of the assignment. There may be limitations on your ability to assign a qualified annuity.

PFL Life Insurance Company

PFL Life Insurance Company was incorporated under the laws of the State of Iowa on April 19, 1961 as NN Investors Life Insurance Company, Inc. It is engaged in the sale of life and health insurance and annuity policies. PFL is a wholly owned indirect subsidiary of AEGON USA, Inc. which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA, Inc., is indirectly owned by AEGON N.V. of the Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. PFL is licensed in the District of Columbia, Guam, and in all states except New York.

All obligations arising under the policy, including the promise to make annuity payments, are general corporate obligations of PFL.

The Separate Account

PFL established a separate account, called the PFL Life Variable Annuity Account C, under the laws of the State of Iowa on February 20, 1997. The separate account receives and currently invests the premium payments that are allocated to it for investment in shares of the underlying mutual fund portfolios.

The separate account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. However, the SEC does not supervise the management, the investment practices, or the policies of the separate account or PFL. Income, gains and losses, whether or not realized, from assets allocated to the separate account are, in accordance with the policies, credited to or charged against the separate account without regard to PFL's other income, gains or losses.

The assets of the separate account are held in PFL's name on behalf of the separate account and belong to PFL. However, those assets that underlie the policy are not chargeable with liabilities arising out of any other business PFL may conduct. The separate account includes other subaccounts that are not available under the policy.

Information about the separate account can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site (http://www.sec.gov) that contains other information regarding the separate account.

Mixed and Shared Funding

Before making a decision concerning the allocation of premium payments to a particular subaccount, please read the prospectuses for the underlying funds. The underlying funds are not limited to selling their shares to this separate account and can accept investments from any separate account or qualified retirement plan. Since the portfolios of the underlying funds are available to registered separate accounts offering variable annuity products of PFL, as well as variable annuity and variable life products of other insurance companies, and qualified retirement plans, there is a possibility that a material conflict may arise between the interests of this separate account and one or more of the separate accounts of another participating insurance company. In the event of a material conflict, the affected insurance companies, including PFL, agree to take any necessary steps to resolve the matter. This includes removing their separate accounts from the underlying funds. See the underlying funds' prospectuses for more details.

Reinstatements

You may surrender your policy and transfer your money directly to another life insurance company (sometimes referred to as a 1035 Exchange or a trustee-to-trustee transfer). You may also ask us to reinstate your policy after such a transfer by returning the same total dollar amount of funds to the applicable investment choices. The dollar amount will be used to purchase new accumulation units at the then current price. Because of changes in market value, your new accumulation units may be worth more or less than the units you previously owned. We recommend that you consult a tax professional to explain the possible tax consequences of exchanges and/or reinstatements.

Voting Rights

PFL will vote all shares of the underlying funds in accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners written requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in proportion to those instructions. If, however, we determine that we are permitted to vote the shares in our own right, we may do so.

Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio.

Distributor of the Policy

AFSG Securities Corporation is the principal underwriter of the policy. Like PFL, it is an indirect wholly owned subsidiary of AEGON USA, Inc. It is located at 4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001. AFSG Securities Corporation is registered as a broker/dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc.

Commissions of up to 5.5% of premium payments or 4.5% of premium payments plus an annual continuing fee based on policy values will be paid to broker/dealers who sell the policy under agreements with AFSG Securities Corporation. These commissions are not deducted from premium payments. In addition, certain production, persistency and managerial bonuses may be paid. PFL may also pay compensation to financial institutions for their services in connection with the sale and servicing of the policy.

Non-Participating

The policy does not participate or share in the profits or surplus earnings of PFL. No dividends are payable on the policy.

Variations in Certain Provisions

Certain provisions of the policy may vary from the descriptions in this prospectus in order to comply with different state laws. See your policy for variations since any such state variations will be included in your policy or in riders or endorsements attached to your policy.

Year 2000 Matters

We have in place a Year 2000 Project Plan (the "Plan") to review and analyze existing hardware and software systems, as well as voice and data communications systems, to determine if they are Year 2000 compliant. As of the date of this prospectus, all of our mission-critical systems are Year 2000 compliant and ready. The Year 2000 Project Plan is continuing as scheduled, as we continue with the validation of our mission-critical and non-mission-critical systems, including revalidation testing in 1999. In addition, PFL has undertaken aggressive initiatives to test all systems that interface with any third parties and other business partners. All of these steps are aimed at allowing current operations to remain unaffected by the Year 2000 date change.

As of the date of this prospectus, we have identified and made available what we believe are the appropriate resources of hardware, people, and dollars, including the engagement of outside third parties, to ensure that the Plan will be completed.

Our actions under The Year 2000 Project Plan are intended to significantly reduce PFL's risk of a material business interruption based on the Year 2000 issues. Resolving the Year 2000 computer problem is complex and multifaceted. We cannot know conclusively whether a response plan is successful until the Year 2000 arrives (or an earlier date if the systems or equipment address Year 2000 data prior to the Year 2000). In spite of its efforts or results, PFL's ability to function unaffected to and through the Year 2000 may be adversely affected by actions, or failure to act, of third parties beyond our knowledge or control.

This statement is a Year 2000 Readiness Disclosure pursuant to Section 3(9) of the Year 2000 Information and Readiness Disclosure Act, 15 U.S.C. (S) 1 (1998).

See the prospectuses for the underlying funds for information on their preparation for Year 2000.

IMSA

PFL is a member of the Insurance Marketplace Standards Association (IMSA). IMSA members subscribe to a set of ethical standards involving the sales and service of individually sold life insurance and annuities. As a member, we may use the IMSA logo and language in advertisements.

Legal Proceedings

There are no legal proceedings to which the separate account is a party or to which the assets of the account are subject. PFL, like other life insurance companies, is involved in lawsuits. In some class action and other lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, PFL believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the separate account or PFL.

Financial Statements

The financial statements of PFL are included in the Statement of Additional Information.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

   Glossary of Terms
   The Policy--General Provisions
   Certain Federal Income Tax Consequences
   Investment Experience
   Family Income Protector -Hypothetical Illustration
   Historical Performance Data
   Published Ratings
   State Regulation of PFL
   Administration
   Records and Reports
   Distribution of the Policies
   Voting Rights
   Other Products
   Custody of Assets
   Legal Matters
   Independent Auditors
   Other Information
   Financial Statements

                                   APPENDIX A

                          HISTORICAL PERFORMANCE DATA

Standardized Performance Data

PFL may advertise historical yields and total returns for the subaccounts of the separate account. In addition, PFL may advertise the effective yield of the subaccount investing in the Endeavor Money Market Portfolio (the "Endeavor Money Market Subaccount"). These figures are calculated according to standardized methods prescribed by the SEC. They are based on historical earnings and are not intended to indicate future performance.

Endeavor Money Market Subaccount. The yield of the Endeavor Money Market Subaccount for a policy refers to the annualized income generated by an investment under a policy in the subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but, when annualized, the income earned by an investment under a policy in the subaccount is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

Other Subaccounts. The yield of a subaccount (other than the Endeavor Money Market Subaccount) for a policy refers to the annualized income generated by an investment under a policy in the subaccount over a specified thirty-day period. The yield is calculated by assuming that the income generated by the investment during that thirty-day period is generated each thirty-day period over a 12-month period and is shown as a percentage of the investment.

The total return of a subaccount refers to return quotations assuming an investment under a policy has been held in the subaccount for various periods of time including a period measured from the date the subaccount commenced operations. When a subaccount has been in operation for one, five, and ten years, respectively, the total return for these periods will be provided. The total return quotations for a subaccount will represent the average annual compounded rates of return that equate an initial investment of $1,000 in the subaccount to the redemption value of that investment as of the last day of each of the periods for which total return quotations are provided. The redemption value will, of course, reflect the premium enhancement.

The yield and total return calculations for a subaccount do not reflect the effect of any premium taxes that may be applicable to a particular policy, and they do not reflect the rider charge for the optional family income protector. To the extent that any or all of a premium tax or rider charge is applicable to a particular policy, the yield and/or total return of that policy will be reduced. For additional information regarding yields and total returns calculated using the standard formats briefly summarized above, please refer to the Statement of Additional Information, a copy of which may be obtained from the administrative and service office upon request.

Non-Standardized Performance Data

In addition to the standard data discussed above, similar performance data for other periods may also be shown.

PFL may also advertise or disclose average annual total return or other performance data in non-standard formats for a subaccount of the separate account. The non-standard performance data may assume that no surrender charge is applicable, and may also make other assumptions such as the amount invested in a subaccount, differences in time periods to be shown, or the effect of partial withdrawals or annuity payments.

All non-standard performance data will be advertised only if the standard performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

Adjusted Historical Performance. The following performance data is historic performance data for the underlying portfolios since their inception reduced by some or all of the fees and charges under the policy. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts. This data is designed to show the performance that would have resulted if the policy had been in existence during that time, based on the performance of the applicable portfolio and the assumption that the applicable subaccount was in existence for the same period as the portfolio with a level of charges equal to those currently assessed under the policy. This data is not intended to indicate future performance.

For instance, as shown in Table 1 and Table 2 below, PFL Life may disclose average annual total returns for the portfolios reduced by all fees and charges under the policy, as if the policy had been in existence since the inception of the portfolio. Such fees and charges include the mortality and expense risk fee, administrative and distribution charge and surrender charges. Table 1 assumes a complete surrender of the policy at the end of the period, and therefore the surrender charge is deducted. Table 1 total return figures do reflect a 5% premium enhancement. If they did not, the returns would be lower. Table 2 total return figures do not reflect a 5% premium enhancement. Table 2 assumes that the policy is not surrendered, and therefore the surrender charge is not deducted. Also, Table 1 and Table 2 do not reflect the rider charge for the optional family income protector.

The following information is also based on the method of calculation described in the Statement of Additional Information. The adjusted historical average annual total returns for periods ended December 31, 1998, were as follows:

                                    TABLE 1
             Adjusted Historical Average Annual Total Returns (/1/)
--------------------------------------------------------------------------------
                (Total Separate Account Annual Expenses: 1.75%)
--------------------------------------------------------------------------------

                                                    10 Year    Corresponding
                                                      or         Portfolio
  Portfolio                         1 Year  5 Year Inception  Inception Date
------------------------------------------------------------------------------
  Endeavor Asset Allocation........ 15.16%  12.94%  12.98%     April 8, 1991
  T. Rowe Price Equity Income......  5.17%   N/A    20.20%    January 3, 1995
  T. Rowe Price Growth Stock....... 25.86%   N/A    27.46%    January 3, 1995
  T. Rowe Price International
   Stock(/2/)...................... 12.08%  5.78%    5.75%     April 8, 1991
  Endeavor Value Equity............  3.87%  17.12%  15.52%     May 27, 1993
  Endeavor Opportunity Value.......  1.39%   N/A     8.16%   November 18, 1996
  Endeavor Enhanced Index.......... 28.69%   N/A    31.59%      May 1, 1997
  Dreyfus U.S. Government
   Securities......................  3.69%   N/A     5.45%      May 4, 1994
  Dreyfus Small Cap Value(/3/)..... (6.27%) 10.16%  10.92%      May 4, 1993
  Endeavor Select 50...............   N/A    N/A     2.16%   February 2, 1998
  Endeavor High Yield..............   N/A    N/A    (7.39%)    June 2, 1998
  Endeavor Janus Growth(/4/)....... 63.17%  23.97%  21.10%+   October 2, 1986
  WRL Janus Global................. 27.26%  18.18%  20.63%   December 3, 1992
  WRL Alger Aggressive Growth...... 46.71%   N/A    22.22%     March 1, 1994
  WRL NWQ Value Equity............. (8.98%) 12.94%  12.98%      May 1, 1996
  WRL Goldman Sachs Growth.........   N/A    N/A      N/A       May 3, 1999
  WRL T. Rowe Price Dividend
   Growth..........................   N/A    N/A      N/A       May 3, 1999
  WRL T. Rowe Price Small Cap......   N/A    N/A      N/A       May 3, 1999
  WRL Salomon All Cap..............   N/A    N/A      N/A       May 3, 1999
  WRL Pilgrim Baxter Mid Cap
   Growth..........................   N/A    N/A      N/A       May 3, 1999
  Transamerica VIF Growth.......... 41.08%  40.64%  28.17%+  February 26, 1969

--------------------------------------------------------------------------------
 +Ten Year Date
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  TABLE 2

           Adjusted Historical Average Annual Total Returns(/1/)
--------------------------------------------------------------------------------

         (Assuming No Surrender Charge or 5% Premium Enhancement)

              (Total Separate Account Annual Expenses: 1.75%)
--------------------------------------------------------------------------------

                                                            Corresponding
                                               10 Year or     Portfolio
  Portfolio                     1 Year  5 Year Inception   Inception Date
---------------------------------------------------------------------------
  Endeavor Asset Allocation     16.36%  12.34%   12.40%     April 8, 1991
  T. Rowe Price Equity Income    6.93%   N/A     19.51%    January 3, 1995
  T. Rowe Price Growth Stock    26.48%   N/A     26.52%    January 3, 1995
  T. Rowe Price International
   Stock(/2/)                   13.46%  5.43%    5.31%      April 8, 1991
  Endeavor Value Equity          5.70%  16.39%   14.87%     May 27, 1993
  Endeavor Opportunity Value     3.36%   N/A     8.62%    November 18, 1996
  Endeavor Enhanced Index       29.15%   N/A     31.00%      May 1, 1997
  Dreyfus U.S. Government
   Securities                    5.53%   N/A     5.25%       May 4, 1994
  Dreyfus Small Cap Value(/3/)  (3.89%) 9.64%    10.40%      May 4, 1993
  Endeavor Select 50              N/A    N/A     4.92%    February 2, 1998
  Endeavor High Yield             N/A    N/A    (4.09%)     June 2, 1998
  Endeavor Janus Growth(/4/)    61.72%  23.06%  20.51%+    October 2, 1986
  WRL Janus Global              27.80%  17.42%   19.84%   December 3, 1992
  WRL Alger Aggressive Growth   46.18%   N/A     21.41%     March 1, 1994
  WRL NWQ Value Equity          (6.44%)  N/A     9.89%       May 1, 1996
  WRL Goldman Sachs Growth        N/A    N/A      N/A        May 3, 1999
  WRL T. Rowe Price Dividend
   Growth                         N/A    N/A      N/A        May 3, 1999
  WRL T. Rowe Price Small Cap     N/A    N/A      N/A        May 3, 1999
  WRL Salomon All Cap             N/A    N/A      N/A        May 3, 1999
  WRL Pilgrim Baxter Mid Cap
   Growth                         N/A    N/A      N/A        May 3, 1999
  Transamerica VIF Growth       40.85%  39.39%  27.55%+   February 26, 1969

--------------------------------------------------------------------------------

 +Ten Year Date
--------------------------------------------------------------------------------

 (/1/) The calculation of total return performance for periods prior to inception of the subaccounts reflects deductions for the mortality and expense risk fee and administrative charge on a monthly basis, rather than a daily basis. The monthly deduction is made at the beginning of each month and generally approximates the performance that would have resulted if the subaccounts had actually been in existence since the inception of the portfolio.
 (/2/) This portfolio began operations on April 8, 1991, as the Global Growth
       Portfolio. However, effective January 1, 1995, Rowe Price-Fleming International, Inc. became the new adviser to the Global Growth Portfolio. The Portfolio's name changed to the T. Rowe Price International Stock Portfolio and the Portfolio's shareholders approved a change in investment objective from investments in small capitalization companies on a global basis to investments in a broad range of companies on an international basis (that is, non-U.S. companies).
 (/3/) Effective September 16, 1996, The Dreyfus Corporation became the adviser to the Dreyfus Small Cap Value Portfolio, formerly known as Quest for Value Small Cap Portfolio. The portfolio was previously advised by OpCap Advisors.
 (/4/) Effective April 30, 1999, shares of the WRL Janus Growth Portfolio were removed and replaced with shares of the Endeavor Janus Growth Portfolio. The Endeavor Janus Growth Portfolio has the same investment objectives, the same investment advisor (Janus Capital Corporation), and the same advisory fees as the WRL Janus Growth Portfolio. Performance prior to May 1, 1999 reflects performance of the annuity subaccount while it was invested in the WRL Growth Portfolio.

The figures for the "five year" and "from inception" periods in the above tables reflect waiver of advisory fees and reimbursement of other expenses for all portfolios except the T. Rowe Price Equity Income Portfolio and the T. Rowe Price Growth Stock Portfolio. In the absence of such waivers, the average annual total return figures above from the five year and from inception periods would have been lower.

                      STATEMENT OF ADDITIONAL INFORMATION

                             EXTRA VARIABLE ANNUITY

                                 Issued through

                      PFL LIFE VARIABLE ANNUITY ACCOUNT C

                                   Offered by

                           PFL LIFE INSURANCE COMPANY

                            4333 Edgewood Road, N.E.
                         Cedar Rapids, Iowa 52499-0001

This statement of additional information expands upon subjects discussed in the current prospectus for the Extra Variable Annuity offered by PFL Life Insurance Company. You may obtain a copy of the prospectus dated December 8, 1999 by calling 1-800-525-6205, or by writing to the Administrative and Service Office, Financial Markets Division--Variable Annuity Dept., 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001. Terms used in the current prospectus for the variable annuity are incorporated in this Statement of Additional Information.

This Statement of Additional Information is not a prospectus and should be read only in conjunction with the prospectuses for the variable annuity, the Endeavor Series Trust, WRL Series Fund, Inc. and Transamerica Variable Insurance Fund, Inc.

Dated: December 8, 1999

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
GLOSSARY OF TERMS..........................................................   3
THE POLICY--GENERAL PROVISIONS.............................................   6
  Owner....................................................................   6
  Entire Contract..........................................................   6
  Misstatement of Age or Sex...............................................   7
  Addition, Deletion or Substitution of Investments........................   7
  Excess Interest Adjustment...............................................   7
  Reallocation of Policy Values After the Annuity Commencement Date........  12
  Annuity Payment Options..................................................  12
  Death Benefit............................................................  13
  Death of Owner...........................................................  16
  Assignment...............................................................  16
  Evidence of Survival.....................................................  16
  Non-Participating........................................................  16
  Amendments...............................................................  16
  Employee and Agent Purchases.............................................  17
CERTAIN FEDERAL INCOME TAX CONSEQUENCES....................................  17
  Tax Status of the Policy.................................................  17
  Taxation of PFL..........................................................  21
INVESTMENT EXPERIENCE......................................................  21
  Accumulation Units.......................................................  21
  Annuity Unit Value and Annuity Payment Rates.............................  23
FAMILY INCOME PROTECTOR--HYPOTHETICAL ILLUSTRATION.........................  25
HISTORICAL PERFORMANCE DATA................................................  26
  Money Market Yields......................................................  26
  Other Subaccount Yields..................................................  27
  Total Returns............................................................  28
  Other Performance Data...................................................  29
  Adjusted Historical Performance Data--The Separate Account...............  29
PUBLISHED RATINGS..........................................................  29
STATE REGULATION OF PFL....................................................  30
ADMINISTRATION.............................................................  30
RECORDS AND REPORTS........................................................  30
DISTRIBUTION OF THE POLICIES...............................................  30
VOTING RIGHTS..............................................................  30
OTHER PRODUCTS.............................................................  31
CUSTODY OF ASSETS..........................................................  31
LEGAL MATTERS..............................................................  31
INDEPENDENT AUDITORS.......................................................  32
OTHER INFORMATION..........................................................  32
FINANCIAL STATEMENTS.......................................................  32

                               GLOSSARY OF TERMS

Accumulation Unit--An accounting unit of measure used in calculating the policy value in the separate account before the annuity commencement date.

Adjusted Policy Value--An amount equal to the policy value increased or decreased by any excess interest adjustments.

Administrative and Service Office--Financial Markets Division--Variable Annuity Dept., PFL Life Insurance Company, 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001.

Annuitant--The person entitled to receive annuity payments after the annuity commencement date and during whose life any annuity payments involving life contingencies will continue.

Annuity Commencement Date--The date upon which annuity payments are to commence. This date may be any date at least thirty days after the policy date and may not be later than the last day of the policy month starting after the annuitant attains age 85, except as expressly allowed by PFL. In no event will this date be later than the last day of the month following the month in which the annuitant attains age 95.

Annuity Payment Option--A method of receiving a stream of annuity payments selected by the owner.

Annuity Unit--An accounting unit of measure used in the calculation of the amount of the second and each subsequent variable annuity payment.

Beneficiary--The person who has the right to the death benefit set forth in the policy.

Business Day--A day when the New York Stock Exchange is open for business.

Cash Value--The policy value increased or decreased by an excess interest adjustment, less the applicable surrender charge, premium taxes, and family income protector rider fee, if any, and less the annual service charge.

Code--The Internal Revenue Code of 1986, as amended.

Due Proof of Death--A certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, a written statement by the attending physician, or any other proof satisfactory to PFL will constitute due proof of death.

Enrollment form--A written application, order form, or any other information received electronically or otherwise upon which the policy is issued and/or is reflected on the data or specifications page.

Excess Interest Adjustment--A positive or negative adjustment to amounts withdrawn upon partial withdrawals, full surrenders or transfers, from the guaranteed period options, or to amounts applied to annuity payment options. The adjustment reflects changes in the interest rates declared by PFL since the date any payment was received by, or an amount was transferred to, the guaranteed period option. The excess interest adjustment can either decrease or increase the amount to be received by the owner upon full surrender or commencement of annuity payments, depending upon whether there has been an increase or decrease in interest rates, respectively.

Fixed Account--One or more investment choices under the policy that are part of the general assets of PFL and which are not in the separate account.

Guaranteed Period Options--The various guaranteed interest rate periods of the fixed account which may be offered by PFL and into which premiums may be paid or amounts may be transferred.

Investment Choices--Any of the guaranteed period options of the fixed account, the dollar cost averaging fixed account option, and any of the subaccounts.

Nonqualified Policy--A policy other than a qualified policy.

Owner--Depending upon the state of issue, owner means either:

 .the individual or entity that owns a certificate under a group contract; or

 .the individual or entity that owns an individual policy.

Participant--A person who makes premium payments or for whom premium payments are made under the group contract.

Policy--Depending upon the state of issue, policy means either:

 .the individual certificate under a group contract; or

 .the individual policy.

Policy Value--On or before the annuity commencement date, the policy value is equal to the owner's:

 .premium payments (including any premium enhancement); minus

 .partial withdrawals (including any applicable excess interest adjustments and/or surrender charges on such withdrawals); plus

 .interest credited in the fixed account; plus or minus

 .accumulated gains or losses in the separate account; minus

 .service charges, premium taxes, rider fees, and transfer fees, if any.

Policy Year--A policy year begins on the policy date and on each policy anniversary.

Premium Payment--An amount paid to PFL by the owner or on the owner's behalf as consideration for the benefits provided by the policy.

Qualified Policy--A policy issued in connection with retirement plans that qualify for special federal income tax treatment under the Code.

Separate Account--A separate account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended, to which premium payments under the policy may be allocated.

Service Charge--An annual charge on each policy anniversary (and a charge at the time of surrender during any policy year) for policy maintenance and related administrative expenses. This annual charge is $40, but will not exceed 2% of the policy value.

Subaccount--A subdivision within the separate account, the assets of which are invested in specified portfolios of the underlying funds.

Successor Owner--A person appointed by the owner to succeed to ownership of the policy in the event of the death of the owner who is not the annuitant before the annuity commencement date.

Surrender Charge--A percentage of each premium payment in an amount from 8% to 0% depending upon the length of time from the date of each premium payment. The surrender charge is assessed on surrenders of, or partial withdrawals from, the policy. A surrender charge may also be referred to as a "contingent deferred sales charge."

Valuation Period--The period of time from one determination of accumulation unit values and annuity unit values to the next subsequent determination of values. Such determination shall be made on each business day.

Variable Annuity Payments--Payments made pursuant to an annuity payment option which fluctuate as to dollar amount or payment term in relation to the investment performance of the specified subaccounts within the separate account.

Written Notice or Written Request--Written notice, signed by the owner, that gives PFL the information it requires and is received at the administrative and service office. For some transactions, PFL may accept an electronic notice such as telephone instructions. Such electronic notice must meet the requirements PFL establishes for such notices.

In order to supplement the description in the prospectus, the following provides additional information about PFL and the Extra Variable Annuity, which may be of interest to a prospective purchaser. Words printed in italics in this Statement of Additional Information are defined in the Glossary of Terms, beginning on page 3.

                         THE POLICY--GENERAL PROVISIONS

Owner

The policy shall belong to the owner upon issuance of the policy after completion of an enrollment form and delivery of the initial premium payment. While the annuitant is living, the owner may: (1) assign the policy; (2) surrender the policy; (3) amend or modify the policy with PFL's consent; (4) receive annuity payments or name a payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the policy. The exercise of these rights may be subject to the consent of any assignee or irrevocable beneficiary, and of your spouse in a community or marital property state.

Unless PFL has been notified of a community or marital property interest in the policy, it will rely on its good faith belief that no such interest exists and will assume no responsibility for inquiry.

A successor owner can be named in the enrollment form, information provided in lieu thereof, or in a written notice. The successor owner will become the new owner upon your death, if you predecease the annuitant. If no successor owner survives you and you predecease the annuitant, your estate will become the owner.

Note carefully. If the owner does not name a contingent owner, the owner's
--------------
estate will become the new owner. If no probate estate is opened because the owner has precluded the opening of a probate estate by means of a trust or other instrument, unless PFL has received written notice of the trust as a successor owner signed prior to the owner's death, that trust may not exercise ownership rights to the policy. It may be necessary to open a probate estate in order to exercise ownership rights to the policy if no contingent owner is named in a written notice received by PFL.

The owner may change the ownership of the policy in a written notice. When this change takes effect, all rights of ownership in the policy will pass to the new owner. A change of ownership may have tax consequences.

When there is a change of owner or successor owner, the change will take effect as of the date the owner signs the written notice, subject to any payment PFL has made or action PFL has taken before recording the change. Changing the owner or naming a new successor owner cancels any prior choice of successor owner, but does not change the designation of the beneficiary or the annuitant.

If ownership is transferred (except to the owner's spouse) because the owner dies before the annuitant, the cash value generally must be distributed to the successor owner within five years of the owner's death, or payments must be made for a period certain or for the successor owner's lifetime so long as any period certain does not exceed that successor owner's life expectancy, if the first payment begins within one year of your death.

Entire Contract

The policy, any endorsements thereon, the enrollment form, or information provided in lieu thereof constitute the entire contract between PFL and the owner. All statements in the enrollment form are representations and not warranties. No statement will cause the policy to be void or to be used in defense of a claim unless contained in the enrollment form or information provided in lieu thereof.

Misstatement of Age or Sex

If the age or sex of the annuitant or owner has been misstated, PFL will change the annuity benefit payable to that which the premium payments would have purchased for the correct age or sex. The dollar amount of any underpayment made by PFL shall be paid in full with the next payment due such person or the beneficiary. The dollar amount of any overpayment made by PFL due to any misstatement shall be deducted from payments subsequently accruing to such person or beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the annuitant or owner may be established at any time by the submission of proof satisfactory to PFL.

Addition, Deletion, or Substitution of Investments

PFL cannot and does not guarantee that any of the subaccounts will always be available for premium payments, allocations, or transfers. PFL retains the right, subject to any applicable law, to make certain changes in the separate account and its investments. PFL reserves the right to eliminate the shares of any portfolio held by a subaccount and to substitute shares of another portfolio of the underlying funds, or of another registered open-end management investment company for the shares of any portfolio, if the shares of the portfolio are no longer available for investment or if, in PFL's judgment, investment in any portfolio would be inappropriate in view of the purposes of the separate account. To the extent required by the Investment Company Act of 1940, (the "1940 Act"), as amended, substitutions of shares attributable to your interest in a subaccount will not be made without prior notice to you and the prior approval of the Securities and Exchange Commission ("SEC"). Nothing contained herein shall prevent the separate account from purchasing other securities for other series or classes of variable annuities, or from effecting an exchange between series or classes of variable annuities on the basis of your requests.

New subaccounts may be established when, in the sole discretion of PFL, marketing, tax, investment or other conditions warrant. Any new subaccounts may be made available to existing owners on a basis to be determined by PFL. Each additional subaccount will purchase shares in a mutual fund portfolio, or other investment vehicle. PFL may also eliminate one or more subaccounts if, in its sole discretion, marketing, tax, investment or other conditions warrant such change. In the event any subaccount is eliminated, PFL will notify you and request a reallocation of the amounts invested in the eliminated subaccount. If no such reallocation is provided by you, PFL will reinvest the amounts in the subaccount that invests in the Endeavor Money Market Portfolio (or in a similar portfolio of money market instruments), in another subaccount, or in the fixed account, if appropriate.

In the event of any such substitution or change, PFL may, by appropriate endorsement, make such changes in the policy as may be necessary or appropriate to reflect such substitution or change. Furthermore, if deemed to be in the best interests of persons having voting rights under the policy, the separate account may be (i) operated as a management company under the 1940 Act or any other form permitted by law, (ii) deregistered under the 1940 Act in the event such registration is no longer required or (iii) combined with one or more other separate accounts. To the extent permitted by applicable law, PFL also may transfer the assets of the separate account associated with the policy to another account or accounts.

Excess Interest Adjustment

Money that you withdraw from (or transfer out of) a guaranteed period option of the fixed account before the end of its guaranteed period (the number of years you specified the money would remain in the guaranteed period option) may be subject to an excess interest adjustment. At the time you request a withdrawal, if interest rates set by PFL have risen since the date of the initial guarantee, the excess interest adjustment will result in a lower policy value. However, if interest rates have fallen since the date of the initial guarantee, the excess interest adjustment will result in a higher policy value.

Excess interest adjustments will not reduce the adjusted policy value for a guaranteed period option below the premium payments and transfers to that guaranteed period option, less any prior partial withdrawals and transfers from the guaranteed period option, plus interest at the policy's minimum guaranteed effective annual interest rate of 3%. This is referred to as the EIA floor.

The formula that will be used to determine the excess interest adjustment is:

                                S* (G-C)* (M/12)

S= Gross amount being withdrawn that is subject to the excess interest adjustment

G=  Guaranteed Interest Rate in effect for the policy

C= Current Guaranteed Interest Rate then being offered on new premiums for the next longer option period than "M". If this policy or such an option period is no longer offered, "C" will be the U.S. Treasury rate for the next longer maturity (in whole years) than "M" on the 25th day of the previous calendar month, plus up to 2%.

M= Number of months remaining in the current option period, rounded up to the next higher whole number of months.

*=  multiplication

/\= exponentiation

The following examples assume no premium enhancement.

                  Example 1 (Surrender, rates increase by 3%):

-----------------------------------------------------------------------------------------
  Single Premium:                             $50,000
-----------------------------------------------------------------------------------------
  Guarantee Period:                           5 Years
-----------------------------------------------------------------------------------------
  Guarantee Rate:                             5.50% per annum
-----------------------------------------------------------------------------------------
  Surrender:                                  Middle of Policy Year 3
-----------------------------------------------------------------------------------------
  Policy Value at middle of Policy Year 3      = 50,000* (1.055)/\ 2.5 = 57,161.18
-----------------------------------------------------------------------------------------
  Penalty Free Amount at middle of Policy      = 50,000* .10 = 5,000.00
  Year 3 Amount Subject to EIA                 = 57,161.18-5,000.00 = 52,161.18
-----------------------------------------------------------------------------------------
  EIA Floor                                    = 50,000* (1.03)/\ 2.5 = 53,834.80
-----------------------------------------------------------------------------------------
  Excess Interest Adjustment
  G = .055
  C = .085
  M = 30
-----------------------------------------------------------------------------------------
  Excess Interest Adjustment                   = S* (G-C)* (M/12)
-----------------------------------------------------------------------------------------
                                               = 52,161.18* (.055-.085)* (30/12)
                                               = -3,912.09, but excess interest
                                              adjustment cannot cause the adjusted policy
                                              value to fall below the EIA floor, so the
                                              adjustment is limited to 53,834.80-
                                              57,161.18
                                               = -3,326.38
-----------------------------------------------------------------------------------------
  Adjusted Policy Value ("ACV")                = PV + EIA = 57,161.18 + (-3,326.38)
-----------------------------------------------------------------------------------------
                                               = 53,834.80
-----------------------------------------------------------------------------------------
  Surrender Charges                            = (50,000-5,000) * .08
-----------------------------------------------------------------------------------------
                                               = 3,600
-----------------------------------------------------------------------------------------
  Cash Value at middle of Policy
-----------------------------------------------------------------------------------------
  Year 3                                       = 53,834.80-3,600
-----------------------------------------------------------------------------------------
                                               = 50,234.80
-----------------------------------------------------------------------------------------

                  Example 2 (Surrender, rates decrease by 1%):

---------------------------------------------------------------------------------
  Single Premium:                             $50,000
---------------------------------------------------------------------------------
  Guarantee Period:                           5 Years
---------------------------------------------------------------------------------
  Guarantee Rate:                             5.50% per annum
---------------------------------------------------------------------------------
  Surrender:                                  Middle of Policy Year 3
---------------------------------------------------------------------------------
  Policy Value at middle of Policy Year 3      = 50,000* (1.055)/\ 2.5 = 57,161.18
---------------------------------------------------------------------------------
  Penalty Free Amount at middle of Policy
  Year 3                                       = 50,000* .10 = 5,000
---------------------------------------------------------------------------------
  Amount Subject to EIA                        = 57,161.18-5,000 = 52,161.18
---------------------------------------------------------------------------------
  EIA Floor                                    = 50,000* (1.03)/\ 2.5 = 53,834.80
---------------------------------------------------------------------------------
  Excess Interest Adjustment
  G = .055
  C = .045
  M = 30
---------------------------------------------------------------------------------
  Excess Interest Adjustment                   = S* (G-C)* (M/12)
---------------------------------------------------------------------------------
                                               = 52,161.18 * (.055-.045)* (30/12)
---------------------------------------------------------------------------------
                                               = 1,304.03
---------------------------------------------------------------------------------
  Adjusted Policy Value                        = 57,161.18 + 1,304.03 = 58,465.21
---------------------------------------------------------------------------------
  Surrender Charges                            = (50,000-5,000) * .08 = 3,600
---------------------------------------------------------------------------------
  Cash Value at middle of Policy Year 3        = 58,447.31-3,600 = 54,847.31
---------------------------------------------------------------------------------

On a partial withdrawal, PFL will pay the owner the full amount of withdrawal requested (as long as the policy value is sufficient). Amounts withdrawn will reduce the policy value by an amount equal to:

                                   R - E + SC

R=the requested partial withdrawal;

E=the excess interest adjustment; and

SC=the surrender charges on (EPW - E); where

EPW=the excess partial withdrawal amount.

             Example 3 (Partial Withdrawal, rates increase by 1%):

-----------------------------------------------------------------------------------
  Single Premium:                              $50,000
-----------------------------------------------------------------------------------
  Guarantee Period:                            5 Years
-----------------------------------------------------------------------------------
  Guarantee Rate:                              5.50% per annum
-----------------------------------------------------------------------------------
  Partial Withdrawal:                          $20,000; Middle of Policy Year 3
-----------------------------------------------------------------------------------
  Policy Value at middle of Policy Year 3       = 50,000* (1.055)/\ 2.5 = 57,161.18
-----------------------------------------------------------------------------------
  Penalty Free Amount at middle of Policy       = 50,000* .10 = 5,000
  Year 3
-----------------------------------------------------------------------------------
  Excess Interest/Surrender Charge (SC)
  Adjustment
   S = 20,000-5,000 = 15,000
   G = .055
   C = .065
   M = 30
   E = 15,000* (.055-.065)* (30/12) = -375
   EPW = 20,000-5,000 = 15,000
   SC = .08* (15,000-(-375) = 1,230
-----------------------------------------------------------------------------------
  Remaining Policy Value at middle of
  Policy Year 3                                 = 57,161.18-(R-E + SC)
-----------------------------------------------------------------------------------
                                                = 57,161.18-(20,000-(-375) + 1,230)
-----------------------------------------------------------------------------------
                                                = 35,556.18
-----------------------------------------------------------------------------------

             Example 4 (Partial Withdrawal, rates decrease by 1%):

-----------------------------------------------------------------------------------
  Single Premium:                              $50,000
-----------------------------------------------------------------------------------
  Guarantee Period:                            5 Years
-----------------------------------------------------------------------------------
  Guarantee Rate:                              5.50% per annum
-----------------------------------------------------------------------------------
  Partial Withdrawal:                          $20,000; Middle of Policy Year 3
-----------------------------------------------------------------------------------
  Policy Value at middle of Policy Year 3       = 50,000* (1.055)/\ 2.5 = 57,161.18
-----------------------------------------------------------------------------------
  Penalty Free Amount at middle of Policy
  Year 3                                        = 50,000* .10 = 5,000
-----------------------------------------------------------------------------------
  Excess Interest/Surrender Charge Adjustment
   S = 20,000-5,000 = 15,000
   G = .055
   C = .045
   M = 30
   E = 15,000* (.055-.045)* (30/12) = 375
   EPW = 20,000-5,000 = 15,000
   SC = .08* (15,000-375) = 1,170
-----------------------------------------------------------------------------------
  Remaining Policy Value at middle of
  Policy Year 3                                 = 57,161.18-(R--E + SC)
-----------------------------------------------------------------------------------
                                                = 57,161.18-(20,000-375 + 1,170)
-----------------------------------------------------------------------------------
                                                = 36,366.18
-----------------------------------------------------------------------------------

Reallocation of Policy Values After the Annuity Commencement Date

After the annuity commencement date, you may reallocate the value of a designated number of annuity units of a subaccount then credited to a policy into an equal value of annuity units of one or more other subaccounts or the fixed account. The reallocation shall be based on the relative value of the annuity units of the account(s) or subaccount(s) at the end of the business day on the next payment date. The minimum amount which may be reallocated is the lesser of (1) $10 of monthly income or (2) the entire monthly income of the annuity units in the account or subaccount from which the transfer is being made. If the monthly income of the annuity units remaining in an account or subaccount after a reallocation is less than $10, PFL reserves the right to include the value of those annuity units as part of the transfer. The request must be in writing to PFL's administrative and service office. There is no charge assessed in connection with such reallocation. PFL reserves the right to limit the number of times a reallocation of annuity units may be made in any given policy year.

After the annuity commencement date, no transfers may be made from the fixed account to the separate account.

Annuity Payment Options

During the lifetime of the annuitant and prior to the annuity commencement date, the owner may choose an annuity payment option or change the election, but written notice of any election or change of election must be received by PFL at its administrative and service office at least thirty (30) days prior to the annuity commencement date. If no election is made prior to the annuity commencement date, annuity payments will be made under (i) Payment Option 3, life income with level payments for 10 years certain, using the existing adjusted policy value of the fixed account, or (ii) under Payment Option 3, life income with variable payments for 10 years certain using the existing policy value of the separate account, or (iii) in a combination of (i) and
(ii).

The person who elects an annuity payment option can also name one or more successor payees to receive any unpaid amount PFL has at the death of a payee. Naming these payees cancels any prior choice of a successor payee.

A payee who did not elect the annuity payment option does not have the right to advance or assign payments, take the payments in one sum, or make any other change. However, the payee may be given the right to do one or more of these things if the person who elects the option tells PFL in writing and PFL agrees.

Variable Payment Options The dollar amount of the first variable annuity
------------------------
payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the policy. The tables are based on a 5% effective annual Assumed Investment Return and the "1983 Table a" (male, female, and unisex if required by law) mortality table improved to the year 2000 with projection Scale G. ("The 1983 Table a" mortality rates are adjusted based on improvements in mortality since 1983 to more appropriately reflect increased longevity. This is accomplished using a set of improvement factors referred to as projection scale G.) The dollar amount of additional variable annuity payments will vary based on the investment performance of the subaccount(s) of the separate account selected by the annuitant or beneficiary.

Determination of the First Variable Payment. The amount of the first variable
-------------------------------------------
payment depends upon the sex (if consideration of sex is allowed under state law) and adjusted age of the annuitant. The adjusted age is the annuitant's actual age nearest birthday, on the annuity commencement date, adjusted as follows:

        Annuity Commencement Date   Adjusted Age
        -------------------------   ------------------
        Before 2001                 Actual Age
        2001-2010                   Actual Age minus 1
        2011-2020                   Actual Age minus 2
        2021-2030                   Actual Age minus 3
        2031-2040                   Actual Age minus 4
        After 2040                  Actual Age minus 5

This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

Determination of Additional Variable Payments. All variable annuity payments
---------------------------------------------
other than the first are calculated using annuity units and are credited to the policy. The number of annuity units to be credited in respect of a particular subaccount is determined by dividing that portion of the first variable annuity payment attributable to that subaccount by the annuity unit value of that subaccount on the annuity commencement date. The number of annuity units of each particular subaccount credited to the policy then remains fixed, assuming no transfers to or from that subaccount occur. The dollar value of variable annuity units in the chosen subaccount will increase or decrease reflecting the investment experience of the chosen subaccount. The dollar amount of each variable annuity payment after the first may increase, decrease or remain constant. This amount is equal to the sum of the amounts determined by multiplying the number of annuity units of each particular subaccount credited to the policy by the annuity unit value for the particular subaccount as of the first business day of each month.

Death Benefit

Adjusted Partial Withdrawal. The amount of your Guaranteed Minimum Death
---------------------------
Benefit is reduced due to a partial withdrawal called the adjusted partial withdrawal. The reduction amount depends on the relationship between your Guaranteed Minimum Death Benefit and policy value. The adjusted partial withdrawal is equal to (1) multiplied by (2), where:

  (1) is the Gross Partial Withdrawals, where gross partial withdrawal = requested withdrawal--excess interest adjustment + surrender charges on (excess partial withdrawal--excess interest adjustment); and

  (2) is the adjustment factor = current death benefit prior to the withdrawal divided by the current policy value prior to the withdrawal.

The following examples describe the effect of a withdrawal on the Guaranteed Minimum Death Benefit and policy value.

------------------------------------------------------------------------------
                                   Example 1
                                (Assumed Facts)

------------------------------------------------------------------------------
  $75,000 current Guaranteed Minimum Death Benefit (GMDB) before withdrawal
------------------------------------------------------------------------------
  $50,000 current policy value before withdrawal
------------------------------------------------------------------------------
  $75,000 current death benefit (larger of policy value and GMDB)
------------------------------------------------------------------------------
  6%      current surrender charge percentage
------------------------------------------------------------------------------
  $15,000 requested withdrawal
------------------------------------------------------------------------------
  $40,000 Cumulative Premium Payments
------------------------------------------------------------------------------
  $ 4,000 surrender charge-free amount (assumes 10% of premium penalty free withdrawal is available)
------------------------------------------------------------------------------

                                    (Results)
------------------------------------------------------------------------------
  $11,000 excess partial withdrawal - EPW (amount subject to surrender charge)
------------------------------------------------------------------------------
  $   100 excess interest adjustment (assumes interest rates have decreased since initial guarantee)
------------------------------------------------------------------------------
  $   654 surrender charge on (EPW less EIA) = 0.06 * (11,000-100)
------------------------------------------------------------------------------
  $11,554 reduction in policy value due to excess partial withdrawal = 11,000-
          100 + 654
------------------------------------------------------------------------------
  $23,331 adjusted partial withdrawal = (4,000 + 11,554) * (75,000/50,000)
------------------------------------------------------------------------------
  $51,669 New GMDB (after withdrawal) = 75,000-23,331
------------------------------------------------------------------------------
  $34,446 New policy value (after withdrawal) = 50,000-15,554
------------------------------------------------------------------------------

Summary:
--------
Reduction in guaranteed minimum death benefit  = $23,331
Reduction in policy value                      = $15,554

Note, guaranteed minimum death benefit is reduced more than the policy value since the guaranteed minimum death benefit was greater than the policy value just prior to the withdrawal.

-------------------------------------------------------------------------------
                                   Example 2
                                (Assumed Facts)

-------------------------------------------------------------------------------
  $50,000  current Guaranteed Minimum Death Benefit (GMDB) before withdrawal
-------------------------------------------------------------------------------
  $75,000  current policy value before withdrawal
-------------------------------------------------------------------------------
  $75,000  current death benefit (larger of policy value and GMDB)
-------------------------------------------------------------------------------
  6%       current surrender charge percentage
-------------------------------------------------------------------------------
  $15,000  requested withdrawal
-------------------------------------------------------------------------------
  $60,000  Cumulative Premium Payments
-------------------------------------------------------------------------------
  $ 6,000  surrender charge-free amount (assumes 10% of premium penalty free withdrawal is available)
-------------------------------------------------------------------------------

                                   (Results)
-------------------------------------------------------------------------------
  $  9,000 excess partial withdrawal - EPW (amount subject to surrender charge)
-------------------------------------------------------------------------------
  $ -- 100 excess interest adjustment
           (assumes interest rates have increased since initial guarantee)
-------------------------------------------------------------------------------
  $    546 surrender charge on (EPW less EIA) = 0.06 * [(9000-(-100)]
-------------------------------------------------------------------------------
  $  9,646 reduction in policy value due to EPW = 9000-(-100) + 456 = 9000 +
           100 + 546
-------------------------------------------------------------------------------
  $15,646  adjusted partial withdrawal = (6,000 + 9,646) * (75,000/75,000)
-------------------------------------------------------------------------------
  $34,354  New GMDB (after withdrawal) = 50,000-15,646
-------------------------------------------------------------------------------
  $59,354  New policy value (after withdrawal) = 75,000-15,646
-------------------------------------------------------------------------------

Summary:
--------
Reduction in guaranteed minimum death benefit  = $15,646
Reduction in policy value                      = $15,646

Note, the guaranteed minimum death benefit and policy value are reduced by the same amount since the policy value was higher than the guaranteed minimum death benefit just prior to the withdrawal.

Due proof of death of the annuitant is proof that the annuitant that is the owner died prior to the commencement of annuity payments. Upon receipt of this proof and an election of a method of settlement and return of the policy, the death benefit generally will be paid within seven days, or as soon thereafter as PFL has sufficient information about the beneficiary to make the payment. The beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the annuity payment options described above, unless a settlement agreement is effective at the death of the owner preventing such election.

If the annuitant was the owner, and the beneficiary was not the annuitant's spouse, the death benefit must (1) be distributed within five years of the date of the deceased owner's death, or (2) payments under an annuity payment option must begin no later than one year after the deceased owner's death and must be made for the beneficiary's lifetime or for a period certain (so long as any certain period does not exceed the beneficiary's life expectancy). Death proceeds which are not paid to or for the benefit of a natural person, must be distributed within five years of the date of the deceased owner's death. If the sole beneficiary is the deceased owner's surviving spouse, such spouse may elect to continue the policy as the new annuitant and owner instead of receiving the death benefit.

If the annuitant is not the owner, and the owner dies prior to the annuity commencement date, a successor owner may surrender the policy at any time for the amount of the adjusted policy value. If the successor owner is not the deceased owner's spouse, however, the adjusted policy value must be distributed: (1) within five years after the date of the deceased owner's death, or (2) payments under an annuity payment option must begin no later than one year after the deceased owner's death and must be made for the successor owner's lifetime or for a period certain (so long as any period certain does not exceed the successor owner's life expectancy).

Beneficiary. The beneficiary designation in the enrollment form will remain in
-----------
effect until changed. The owner may change the designated beneficiary by sending written notice to PFL. The beneficiary's consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date the owner signs the written notice, whether or not the owner is living when the notice is received by PFL. PFL will not be liable for any payment made before the written notice is received. If more than one beneficiary is designated, and the owner fails to specify their interests, they will share equally.

Death of Owner

Federal tax law requires that if any owner (including any joint owner or any successor owner who has become a current owner) dies before the annuity commencement date, then the entire value of the policy must generally be distributed within five years of the date of death of such owner. Certain rules apply where (1) the spouse of the deceased owner is the sole beneficiary, (2) the owner is not a natural person and the primary annuitant dies or is changed, or (3) any owner dies after the annuity commencement date. See "Certain Federal Income Tax Consequences" for a detailed description of these rules. Other rules may apply to qualified policies.

Assignment

During the lifetime of the annuitant you may assign any rights or benefits provided by the policy. An assignment will not be binding on PFL until a copy has been filed at its administrative and service office. Your rights and benefits and those of the beneficiary are subject to the rights of the assignee. PFL assumes no responsibility for the validity or effect of any assignment. Any claim made under an assignment shall be subject to proof of interest and the extent of the assignment. An assignment may have tax consequences.

Unless you so direct by filing written notice with PFL, no beneficiary may assign any payments under the policy before they are due. To the extent permitted by law, no payments will be subject to the claims of any beneficiary's creditors.

Ownership under qualified policies is restricted to comply with the Code.

Evidence of Survival

PFL reserves the right to require satisfactory evidence that a person is alive if a payment is based on that person being alive. No payment will be made until PFL receives such evidence.

Non-Participating

The policy will not share in PFL's surplus earnings; no dividends will be paid.

Amendments

No change in the policy is valid unless made in writing by PFL and approved by one of PFL's officers. No registered representative has authority to change or waive any provision of the policy.

PFL reserves the right to amend the policy to meet the requirements of the Code, regulations or published rulings. You can refuse such a change by giving written notice, but a refusal may result in adverse tax consequences.

Employee and Agent Purchases

The policy may be acquired by an employee or registered representative of any broker/dealer authorized to sell the policy or their spouse or minor children, or by an officer, director, trustee or bona-fide full-time employee of PFL or its affiliated companies or their spouse or minor children. In such a case, PFL may credit an amount equal to a percentage of each premium payment to the policy due to lower acquisition costs PFL experiences on those purchases. The credit will be reported to the Internal Revenue Service as taxable income to the employee or registered representative. PFL may offer certain employer sponsored savings plans, in its discretion reduced fees and charges including, but not limited to, the surrender charges, the mortality and expense risk fee and the administrative charge for certain sales under circumstances which may result in savings of certain costs and expenses. In addition, there may be other circumstances of which PFL is not presently aware which could result in reduced sales or distribution expenses. Credits to the policy or reductions in these fees and charges will not be unfairly discriminatory against any owner.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

The following summary does not constitute tax advice. It is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a policy, based on the Code, as amended, proposed and final Treasury Regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to "United States Persons," and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships and trusts or estates that are subject to United States federal income tax regardless of the source of their income.

Tax Status of the Policy

The following discussion is based on the assumption that the policy qualifies as an annuity contract for federal income tax purposes.

Distribution Requirements. The Code requires that nonqualified policies contain
-------------------------
specific provisions for distribution of policy proceeds upon the death of any owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such policies provide that if any owner dies on or after the annuity commencement date and before the entire interest in the policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner's death. If any owner dies before the annuity commencement date, the entire interest in the policy must generally be distributed within 5 years after such owner's date of death or be used to purchase an immediate annuity under which payments will begin within one year of such owner's death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the "designated beneficiary" as defined in section 72(s) of the Code. However, if upon such owner's death prior to the annuity commencement date, such owner's surviving spouse becomes the sole new owner, then the policy may be continued with the surviving spouse as the new owner. Under the policy, the beneficiary is the designated beneficiary of an owner/annuitant and the successor owner is the designated beneficiary of an owner who is not the annuitant. If any owner is not a natural person, then for purposes of these distribution requirements, the primary annuitant shall be treated as a owner and any death or change of such primary annuitant shall be treated as the death of an owner. The nonqualified policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the policy satisfy all such Code requirements. The provisions contained in the policy will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

Diversification Requirements. Section 817(h) of the Code provides that in order
----------------------------
for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg. (S)1.817-5) apply a diversification requirement to each of the subaccounts. The separate account, through the underlying funds, intends to comply with the diversification requirements of the Treasury. PFL has entered into agreements regarding participation in the underlying funds which requires the portfolios to be operated in compliance with the Treasury regulations.

Owner Control. In certain circumstances, owners of variable annuity contracts
-------------
may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. Several years ago, the IRS stated in published rulings that a variable annuity owner will be considered the owner of the separate account assets if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., you), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets."

The ownership rights under the contract are similar to, but different in certain respects from those described by the IRS in rulings in which it was determined that owners were not owners of separate account assets. For example, you have the choice of one or more subaccounts in which to allocate premiums and policy values, and may be able to transfer among these accounts more frequently than in such rulings. These differences could result in you being treated as the owner of the assets of the separate account. In addition, PFL does not know what standards will be set forth, if any, in the regulations or rulings that the Treasury Department has stated it expects to issue. PFL therefore reserves the right to modify the policy as necessary to attempt to prevent you from being considered the owner of a pro rata share of the assets of the separate account.

Withholding. The portion of any distribution under a policy that is includable
-----------
in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld. Election forms will be provided at the time distributions are requested or made. For certain qualified policies, certain distributions are subject to mandatory withholding. The withholding rate varies according to the type of distribution and the owner's tax status. For qualified policies, "eligible rollover distributions" from section 401(a) plans and section 403(b) tax-sheltered annuities are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

Qualified Policies. The qualified policy is designed for use with several types
------------------
of tax-qualified retirement plans. The tax rules applicable to participants and beneficiaries in tax-qualified retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Some retirement plans are subject to distribution and other requirements that are not incorporated into our administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the policies comply with applicable law.

For qualified plans under Section 401(a), 403(a), 403(b), and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the owner (or plan participant) (i) reaches age 70 1/2 or (ii) retires, and must be made in a specified form or manner. If the plan participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year in which the owner (or plan participant) reaches age 70 1/2. Each owner is responsible for requesting distributions under the policy that satisfy applicable tax rules.

PFL makes no attempt to provide more than general information about use of the policy with the various types of retirement plans. Purchasers of a policy for use with any retirement plan should consult their legal counsel and tax adviser regarding the suitability of the policy.

Individual Retirement Annuities. In order to qualify as a traditional
-------------------------------
individual retirement annuity under Section 408(b) of the Code, a policy must contain certain provisions: (i) the owner must be the annuitant; (ii) the policy generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the policy as collateral security; (iii) the total premium payments for any calendar year may not exceed $2,000, except in the case of a rollover amount or contribution under Section 402(c), 403(a)(4), 403(b)(8) or 408(d)(3) of the Code; (iv)
annuity payments or withdrawals must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1/2; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; and (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the policy value. Policies intended to qualify as a traditional individual retirement annuities under Section 408(b) of the Code contain such provisions. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

Section 408 of the Code also indicates that no part of the funds for a traditional individual retirement account or annuity should be invested in a life insurance contract, but the regulations thereunder allow such funds to be invested in an annuity contract that provides a death benefit that equals the greater of the premiums paid or the cash value for the contract. The policy provides an enhanced death benefit that could exceed the amount of such a permissible death benefit, but it is unclear to what extent such an enhanced death benefit could disqualify the policy under Section 408 of the Code. The Internal Revenue Service has not reviewed the policy for qualification as an IRA, and has not addressed in a ruling of general applicability whether an enhanced death benefit provision, such as the provision in the policy, comports with IRA qualification requirements.

Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under Section
----------------------------------------------
408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply. You should consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. The Roth IRA is available to individuals with earned income and whose adjusted gross income is under $110,000 for single filers, $160,000 for married filing jointly, and $10,000 for married filing separately. The amount per individual that may be contributed to all IRAs (Roth and traditional) is $2,000. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made from assets which have been held in the account for 5 tax years and are made after attaining age 59 1/2, to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000) or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a premature withdrawal penalty tax unless an exception applies. Unlike the traditional IRA, there are no minimum required distributions during the owner's lifetime; however, required distributions at death are the same.

Section 403(b) Plans. Under Section 403(b) of the Code, payments made by public
--------------------
school systems and certain tax exempt organizations to purchase policies for their employees are excludable from the gross income of the employee, subject to certain limitations. However, such payments may be subject to FICA (Social Security) taxes. The policies include a death benefit that in some cases may exceed the greater of the premium payments or the policy value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in any tax-sheltered annuity under section 403(b). Because the death benefit may exceed this limitation, employers using the policies in connection with such plans should consult their tax adviser. Additionally, in accordance with the requirements of the Code, Section 403(b) annuities generally may not permit distribution of (i) elective contributions made in years beginning after December 31, 1988, and (ii) earnings on those contributions and (iii) earnings on amounts attributed to elective contributions held as of the end of the last year beginning before January 1, 1989. Distributions of such amounts will be allowed only upon the death of the employee, on or after attainment of age 59 1/2, separation from service, disability, or financial hardship, except that income attributable to elective contributions may not be distributed in the case of hardship.

Corporate Pension and Profit-Sharing Plans and H.R. 10 Plans. Sections 401(a)
------------------------------------------------------------
and 403(a) of the Code permit corporate employers to establish various types of retirement plans for employees and self-employed individuals to establish qualified plans for themselves and their employees. Such retirement plans may permit the purchase of the policies to accumulate retirement savings. Adverse tax consequences to the plan, the participant or both may result if the policy is assigned or transferred to any individual as a means to provide benefit payments. The policies include a death benefit that in some cases may exceed the greater of the premium payments or the policy value. The death benefit could be characterized as an incidental benefit, the amount of which is limited in an pension or profit sharing plan. Because the death benefit may exceed this limitation, employers using the policies in connection with such plans should consult their tax adviser.

Deferred Compensation Plans. Section 457 of the Code, while not actually
---------------------------
providing for a qualified plan as that term is normally used, provides for certain deferred compensation plans with respect to service for state governments, local governments, political sub-divisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The policies can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. For non-governmental Section 457 plans, all such investments, however, are owned by, and are subject to, the claims of the general creditors of the sponsoring employer. Depending on the terms of the particular plan, a non-government employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, all amounts received under a Section 457 plan are taxable and are subject to federal income tax withholding as wages.

Non-natural Persons. Pursuant to Section 72(u) of the Code, an annuity contract
--------------------
held by a taxpayer other than a natural person generally will not be treated as an annuity contract under the Code; accordingly, an owner who is not a natural person will recognize as ordinary income for a taxable year the excess of (i) the sum of the policy value as of the close of the taxable year and all previous distributions under the policy over (ii) the sum of the premium payments paid for the taxable year and any prior taxable year and the amounts includable in gross income for any prior taxable year with respect to the policy. For these purposes, the policy value at year-end may have to be increased by any positive excess interest adjustment, which could result from a full surrender at such time. There is, however, no definitive guidance on the proper tax treatment of excess interest adjustments, and the owner should contact a competent tax adviser with respect to the potential tax consequences of an excess interest adjustment. Notwithstanding the preceding sentences in this paragraph, Section 72(u) of the Code does not apply to (i) a policy the nominal owner of which is not a natural person but the beneficial owner of which is a natural person, (ii) a policy acquired by the estate of a decedent by reason of such decedent's death, (iii) a qualified policy (other than one qualified under Section 457) or (iv) a single-payment annuity the annuity commencement date for which is no later than one year from the date of the single premium payment; instead, such policies are taxed as described above under the heading "Taxation of Annuities."

Taxation of PFL

PFL at present is taxed as a life insurance company under part I of Subchapter L of the Code. The separate account is treated as part of PFL and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. PFL does not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the policy. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by PFL with respect to the separate account, PFL may make a charge to that account.

                             INVESTMENT EXPERIENCE

A "net investment factor" is used to determine the value of accumulation units and annuity units, and to determine annuity payment rates.

Accumulation Units

Allocations of a premium payment directed to a subaccount are credited in the form of accumulation units. Each subaccount has a distinct accumulation unit value. The number of units credited is determined by dividing the premium payment or amount transferred to the subaccount by the accumulation unit value of the subaccount as of the end of the valuation period during which the allocation is made. For each subaccount, the accumulation unit value for a given business day is based on the net asset value of a share of the corresponding portfolio of the underlying fund less any applicable charges or fees. The investment performance of the portfolio, expenses, and deductions of certain charges affect the value of an accumulation unit.

Upon allocation to the selected subaccount, premium payments are converted into accumulation units of the subaccount. The number of accumulation units to be credited is determined by dividing the dollar amount allocated to each subaccount by the value of an accumulation unit for that subaccount as next determined after the premium payment is received at the administrative and service office or, in the case of the initial premium payment, when the enrollment form is received, whichever is later. The value of an accumulation unit was arbitrarily established at $1 at the inception of each subaccount. Thereafter, the value of an accumulation unit is determined as of the close of trading on each day the New York Stock Exchange is open for trading.

For the separate account, an index (the "net investment factor") which measures the investment performance of a subaccount during a valuation period is used to determine the value of an accumulation unit for the next subsequent valuation period. The net investment factor may be greater or less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same from one valuation period to the next. You bear this investment risk. The net investment performance of a subaccount and deduction of certain charges affect the accumulation unit value.

The net investment factor for any subaccount for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

  (a) is the net result of:

    (1) the net asset value per share of the shares held in the subaccount determined at the end of the current valuation period, plus

    (2) the per share amount of any dividend or capital gain distribution made with respect to the shares held in the subaccount if the ex-dividend date occurs during the current valuation period, plus or minus

    (3) a per share credit or charge for any taxes determined by PFL to have resulted during the valuation period from the investment operations of the subaccount;

  (b) is the net asset value per share of the shares held in the subaccount determined as of the end of the immediately preceding valuation period.

  (c) is the charge for mortality and expense risk during the valuation period, equal on an annual basis to 1.35% of the daily net asset value of the subaccount, plus the 0.40% administrative and distribution charge.

     Illustration of Separate Account Accumulation Unit Value Calculations

       Formula and Illustration for Determining the Net Investment Factor

Net Investment Factor = (A + B - C) - E
                        ----------
                             D

 Where: A = The net asset value of an underlying fund share as of the end of the current valuation period.
            Assume.....................................A = $11.57
        B = The per share amount of any dividend or capital gains distribution since the end of the immediately preceding valuation period.
            Assume..........................................B = 0
        C = The per share charge or credit for any taxes reserved for at the end of the current valuation period.
            Assume..........................................C = 0
        D = The net asset value of an underlying fund share at the end of the immediately preceding valuation period.
            Assume.....................................D = $11.40
        E = The daily deduction for the mortality and expense risk fee and the administrative charge, which totals 1.75% on an annual basis. On a daily basis, E equals .000047529.

Then, the net investment factor = (11.57 + 0 - 0) -.000047529 = Z = 1.014864752.
                                  --------------
                                      (11.40)

        Formula and Illustration for Determining Accumulation Unit Value


Accumulation Unit Value = A * B

 Where: A = The accumulation unit value for the immediately preceding valuation period.
            Assume............................................ = $X
        B = The net investment factor for the current valuation period.
            Assume............................................. = Y

Then, the accumulation unit value = $X * Y = $Z

Annuity Unit Value and Annuity Payment Rates

For the separate account, the amount of variable annuity payments will vary with annuity unit values. Annuity unit values rise if the net investment performance of the subaccount exceeds the assumed interest rate of 5% annually. Conversely, annuity unit values fall if the net investment performance of the subaccount is less than the assumed rate. The value of a variable annuity unit in each subaccount was established at $1.00 on the date operations began for that subaccount. For the separate account, the value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by
(c), where:

  (a) is the variable annuity unit value on the immediately preceding business day;

  (b) is the net investment factor for the valuation period; and

  (c) is the investment result adjustment factor for the valuation period.

The investment result adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual assumed investment return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

The dollar amount of subsequent variable annuity payments will depend upon changes in applicable annuity unit values.

The annuity payment rates vary according to the annuity option elected and the sex and adjusted age of the annuitant at the annuity commencement date. The policy also contains a table for determining the adjusted age of the annuitant.

              Illustration of Calculations for Annuity Unit Value
                         and Variable Annuity Payments

          Formula and Illustration for Determining Annuity Unit Value

Annuity Unit Value = A * B * C

 Where: A = annuity unit value for the immediately preceding valuation period.
            Assume........................................... = $X
        B = Net investment factor for the valuation period for which the annuity unit value is being calculated.
            Assume........................................... =  Y
        C = A factor to neutralize the assumed interest rate of 5% built into the Annuity Tables used.
            Assume........................................... =  Z

Then, the annuity unit value is:

    $X * Y * Z = $Q

               Formula and Illustration for Determining Amount of
                     First Monthly Variable Annuity Payment

First monthly variable annuity payment = A * B
                                         ------
                                         $1,000

 Where: A = The adjusted policy value as of the annuity commencement date.
            Assume.............................................= $X
        B = The Annuity purchase rate per $1,000 of adjusted policy value based upon the option selected, the sex and adjusted age of the annuitant according to the tables contained in the policy.
            Assume.............................................= $Y

Then, the first monthly variable annuity payment = $X * $Y = $Z
                                                   -------
                                                    1,000

      Formula and Illustration for Determining the Number of Annuity Units
              Represented by Each Monthly Variable Annuity Payment

Number of annuity units = A
                         --
                          B

 Where: A = The dollar amount of the first monthly variable annuity payment.
            Assume............................................= $X
        B = The annuity unit value for the valuation date on which the first monthly payment is due.
            Assume............................................= $Y

Then, the number of annuity units = $X = Z
                                    --
                                    $Y

              FAMILY INCOME PROTECTOR -- HYPOTHETICAL ILLUSTRATION

The amounts shown below are hypothetical guaranteed minimum monthly payment amounts under the "family income protector" for a $100,000 premium when annuity payments do not begin until the rider anniversary indicated in the left-hand column. These figures assume the following:

  .  there were no subsequent premium payments or withdrawals;
  .  there were no premium taxes;
  .  the $100,000 premium is subject to the family income protector;
  . the annuitant is (or both annuitants are) 60 years old when the rider is issued;
  . the annual growth rate is 6.0% (once established an annual growth rate will not change during the life of the family income protector rider); and
  .  there was no upgrade of the minimum annuitization value.

Six different annuity payment options are illustrated: a male annuitant, a female annuitant and a joint and survivor annuity, each on a Life Only and a Life with 10-Year Certain basis. The figures below, which are the amount of the first monthly payment, are based on an assumed investment return of 3%. Subsequent payments will never be less than the amount of the first payment (although subsequent payments are calculated using a 5% assumed investment return).

Illustrations of guaranteed minimum payments based on other assumptions will be provided upon request.

Life Only = Life Annuity with No Period   Life 10 = Life Annuity with 10 Years
            Certain                                 Certain

------------------------------------------------------------------------------
  Rider Anniversary at
  Exercise Date                Male             Female       Joint & Survivor
------------------------------------------------------------------------------
                         Life Only Life 10 Life Only Life 10 Life Only Life 10
------------------------------------------------------------------------------
      10 (age 70)         $1,135   $1,067   $  976   $  949   $  854   $  852
------------------------------------------------------------------------------
           15              1,833    1,634    1,562    1,469    1,332    1,318
------------------------------------------------------------------------------
      20 (age 80)          3,049    2,479    2,597    2,286    2,145    2,078
------------------------------------------------------------------------------

This hypothetical illustration should not be deemed representative of past or future performance of any underlying variable investment option.

Withdrawals will affect the minimum annuitization value as follows: Each policy year, withdrawals up to the limit of the total free amount (the minimum annuitization value on the last policy anniversary multiplied by the annual growth rate) reduce the minimum annuitization value on a dollar-for-dollar basis. Withdrawals over this free amount will reduce the minimum annuitization value on a pro rata basis by an amount equal to the minimum annuitization value immediately prior to the excess withdrawal multiplied by the percentage reduction in the policy value resulting from the excess withdrawal. The free amount will always be a relatively small fraction of the minimum annuitization value.

The amount of the first payment provided by the family income protector will be determined by multiplying each $1,000 of minimum annuitization value by the applicable annuity factor shown on Schedule I of the family income protector rider. The applicable annuity factor depends upon the annuitant's (and joint annuitant's, if any) sex (or without regard to gender if required by law), age, and the family income protector payment option selected and is based on a guaranteed interest rate of 3% and the "1983 Table a" mortality table improved to the year 2000 with projection Scale G. Subsequent payments will be calculated as described in the family income protector rider using a 5% assumed investment return. Subsequent payments may fluctuate annually in accordance with the investment performance of the annuity subaccounts. However, subsequent payments are guaranteed to never be less than the initial payment.

The stabilized payment on each subsequent policy anniversary after annuitization using the family income protector will equal the greater of the initial payment or the payment supportable by the annuity units in the selected subaccounts. The supportable payment is equal to the number of variable annuity units in the selected subaccounts multiplied by the variable annuity unit values in those subaccounts on the date the payment is made. The variable annuity unit values used to calculate the supportable payment will assume a 5% assumed investment return. If the supportable payment at any payment date during a policy year is greater than the stabilized payment for that policy year, the excess will be used to purchase additional annuity units. Conversely, if the supportable payment at any payment date during a policy year is less than the stabilized payment for that policy year, there will be a reduction in the number of annuity units credited to the policy to fund the deficiency. In the case of a reduction, you will not participate as fully in the future investment performance of the subaccounts you selected since fewer annuity units are credited to your policy. Purchases and reductions will be allocated to each subaccount on a proportionate basis.

PFL bears the risk that it will need to make payments if all annuity units have been used in an attempt to maintain the stabilized payment at the initial payment level. In such an event, PFL will make all future payments equal to the initial payment. Once all the annuity units have been used, the amount of your payment will not increase or decrease and will not depend upon the performance of any subaccounts. To compensate PFL for this risk, a guaranteed payment fee will be deducted.

                          HISTORICAL PERFORMANCE DATA

Money Market Yields

PFL may from time to time disclose the current annualized yield of the Endeavor Money Market Subaccount, which invests in the Endeavor Money Market Portfolio, for a 7-day period in a manner which does not take into consideration any realized or unrealized gains or losses on shares of the Endeavor Money Market Portfolio or on its portfolio securities. This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) at the end of the 7-day period in the value of a hypothetical account having a balance of 1 unit of the Endeavor Money Market Subaccount at the beginning of the 7-day period, dividing such net change in account value by the value of the account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects

(i) net income from the portfolio attributable to the hypothetical account; and
(ii) charges and deductions imposed under a policy that are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for (i) the administrative charges; and (ii) the mortality and expense risk fee. Current yield will be calculated according to the following formula:

                   Current Yield = ((NCS - ES)/UV) * (365/7)

Where:

NCS= The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.

ES=  Per unit expenses of the subaccount for the 7-day period.

UV=  The unit value on the first day of the 7-day period.

Because of the charges and deductions imposed under a policy, the yield for the Endeavor Money Market Subaccount will be lower than the yield for the Endeavor Money Market Portfolio. The yield calculations do not reflect the effect of any premium taxes that may be applicable to a particular policy.

PFL may also disclose the effective yield of the Endeavor Money Market Subaccount for the same 7-day period, determined on a compounded basis. The effective yield is calculated by compounding the base period return according to the following formula:

              Effective Yield = (1 + ((NCS - ES)/UV))/365/7/ - 1

Where:

NCS= The net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation and income other than investment income) for the 7-day period attributable to a hypothetical account having a balance of 1 subaccount unit.

ES=  Per unit expenses of the subaccount for the 7-day period.

UV=  The unit value on the first day of the 7-day period.

The yield on amounts held in the Endeavor Money Market Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Endeavor Money Market Subaccount's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Endeavor Money Market Portfolio, the types and quality of portfolio securities held by the Endeavor Money Market Portfolio and its operating expenses. For the seven days ended December 31, 1998, the effective yield of the Endeavor Money Market Subaccount was 3.083%. For the seven days ended December 31, 1998, the yield of the Endeavor Money Market Subaccount was 3.236%.

Other Subaccount Yields

PFL may from time to time advertise or disclose the current annualized yield of one or more of the subaccounts (except the Endeavor Money Market Subaccount) for 30-day periods. The annualized yield of a subaccount refers to income generated by the subaccount over a specific 30-day period. Because the yield is annualized, the yield generated by a subaccount during the 30-day period is assumed to be generated each 30-day period over a 12-month period. The yield is computed by: (i) dividing the net investment income of the subaccount less subaccount expenses for the period, by
(ii) the maximum offering price per unit on the last day of the period times the daily average number of units outstanding for the period, (iii) compounding that yield for a 6-month period, and (iv) multiplying that result by 2. Expenses attributable to the subaccount include (i) the administrative charges; and (ii) the mortality and expense risk fee. The 30-day yield is calculated according to the following formula:

                 Yield = 2 * ((((NI - ES)/(U - UV)) + 1)/6/ -1)

Where:

NI= Net investment income of the subaccount for the 30-day period attributable to the subaccount's unit.

ES=  Expenses of the subaccount for the 30-day period.

U=
     The average number of units outstanding.

UV= The unit value at the close (highest) of the last day in the 30-day period.

Because of the charges and deductions imposed by the separate account, the yield for a subaccount will be lower than the yield for its corresponding portfolio. The yield calculations do not reflect the effect of any premium taxes that may be applicable to a particular policy.

The yield on amounts held in the subaccounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The types and quality of its investments and its operating expenses affect a subaccount's actual yield.

Total Returns

PFL may from time to time also advertise or disclose total returns for one or more of the subaccounts for various periods of time. One of the periods of time will include the period measured from the date the subaccount commenced operations. When a subaccount has been in operation for 1, 5 and 10 years, respectively, the total return for these periods will be provided. Total returns for other periods of time may from time to time also be disclosed. Total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent month end practicable, considering the type and media of the communication and will be stated in the communication.

Total returns will be calculated using subaccount unit values which PFL calculates on each business day based on the performance of the separate account's underlying portfolio, and the deductions for the mortality and expense risk fee and the administrative charges. Total return calculations will reflect the effect of surrender charges that may be applicable to a particular period. The total return will then be calculated according to the following formula:

                                P (1 + T) /N/ = ERV

Where:

T=   The average annual total return net of subaccount recurring charges.

ERV=
     The ending redeemable value of the hypothetical account at the end of the period.

P=
     A hypothetical initial payment of $1,000.

N=   The number of years in the period.

Other Performance Data

PFL may from time to time also disclose average annual total returns in a non-standard format in conjunction with the standard format described above. The non-standard format will be identical to the standard format except that the surrender charge percentage will be assumed to be 0%.

PFL may from time to time also disclose cumulative total returns in conjunction with the standard format described above. The cumulative returns will be calculated using the following formula.

                               CTR = (ERV / P)-1

Where:

CTR= The cumulative total return net of subaccount recurring charges for the period.


ERV= The ending redeemable value of the hypothetical investment at the end of the period.


P=   A hypothetical initial payment of $1,000.


All non-standard performance data will only be advertised if the standard performance data for the same period, as well as for the required period, is also disclosed.

Adjusted Historical Performance Data--The Separate Account

From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date a particular subaccount commenced operations. Such performance information for the subaccounts will be calculated based on the performance of the various portfolios and the assumption that the subaccounts were in existence for the same periods as those indicated for the portfolios, with the level of policy charges that are currently in effect.

                               PUBLISHED RATINGS

PFL may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Insurance Ratings Services, Moody's Investors Service and Duff & Phelps Credit Rating Co. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of PFL. The ratings should not be considered as bearing on the investment performance of assets held in the separate account or of the safety or riskiness of an investment in the separate account. Each year the A.M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of PFL as measured by Standard & Poor's Insurance Ratings Services, Moody's Investors Service or Duff & Phelps Credit Rating Co. may be referred to in advertisements or sales literature or in reports to owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Claims-paying ability ratings do not refer to an insurer's ability to meet non-policy obligations (i.e., debt/commercial paper).

                            STATE REGULATION OF PFL

PFL is subject to the laws of Iowa governing insurance companies and to regulation by the Iowa Division of Insurance. An annual statement in a prescribed form is filed with the Division of Insurance each year covering the operation of PFL for the preceding year and its financial condition as of the end of such year. Regulation by the Division of Insurance includes periodic examination to determine PFL's contract liabilities and reserves so that the Division may determine the items are correct. PFL's books and accounts are subject to review by the Division of Insurance at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. In addition, PFL is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                                 ADMINISTRATION

PFL performs administrative services for the policy. These services include issuance of the policy, maintenance of records concerning the policy, and certain valuation services.

                              RECORDS AND REPORTS

All records and accounts relating to the separate account will be maintained by PFL. As presently required by the Investment Company Act of 1940, as amended, and regulations promulgated thereunder, PFL will mail to all owners at their last known address of record, at least annually, reports containing such information as may be required under that Act or by any other applicable law or regulation. Owners will also receive confirmation of each financial transaction and any other reports required by law or regulation.

                          DISTRIBUTION OF THE POLICIES

The policies are offered to the public through brokers licensed under the federal securities laws and state insurance laws. The offering of the policies is continuous and PFL does not anticipate discontinuing the offering of the policies. However, PFL reserves the right to discontinue the offering of the policies.

AFSG Securities Corporation, an affiliate of PFL, is the principal underwriter of the policies and may enter into agreements with broker-dealers for the distribution of the policies. Distribution of the policies had not begun as of the date of this prospectus.

                                 VOTING RIGHTS

To the extent required by law, PFL will vote the underlying funds' shares held by the separate account at regular and special shareholder meetings of the underlying funds in accordance with instructions received from persons having voting interests in the portfolios, although the underlying funds do not hold regular annual shareholder meetings. If, however, the 1940 Act or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result PFL determines that it is permitted to vote the underlying fund shares in its own right, it may elect to do so.

Before the annuity commencement date, you hold the voting interest in the selected portfolios. The number of votes that you have the right to instruct will be calculated separately for each subaccount. The number of votes that you have the right to instruct for a particular subaccount will be determined by dividing your policy value in the subaccount by the net asset value per share of the corresponding portfolio in which the subaccount invests. Fractional shares will be counted.

After the annuity commencement date, the person receiving annuity payments has the voting interest, and the number of votes decreases as annuity payments are made and as the reserves for the policy decrease. The person's number of votes will be determined by dividing the reserve for the policy allocated to the applicable subaccount by the net asset value per share of the corresponding portfolio. Fractional shares will be counted.

The number of votes that you or the person receiving income payments has the right to instruct will be determined as of the date established by the underlying fund for determining shareholders eligible to vote at the meeting of the underlying fund. PFL will solicit voting instructions by sending you, or other persons entitled to vote, written requests for instructions prior to that meeting in accordance with procedures established by the underlying fund. Portfolio shares as to which no timely instructions are received and shares held by PFL in which you, or other persons entitled to vote, have no beneficial interest will be voted in proportion to the voting instructions that are received with respect to all policies participating in the same subaccount.

Each person having a voting interest in a subaccount will receive proxy material, reports, and other materials relating to the appropriate Portfolio.

                                 OTHER PRODUCTS

PFL makes other variable annuities available that may also be funded through the separate account. These variable annuities may have different features, such as different investment options or charges.

                               CUSTODY OF ASSETS

The assets of each of the subaccounts are held by PFL. The assets of each of the subaccounts are segregated and held separate and apart from the assets of the other subaccounts and from PFL's general account assets. PFL maintains records of all purchases and redemptions of shares of the underlying funds held by each of the subaccounts. Additional protection for the assets of the separate account is afforded by PFL's fidelity bond, presently in the amount of $5,000,000, covering the acts of officers and employees of PFL.

                                 LEGAL MATTERS

Sutherland Asbill & Brennan LLP, of Washington D.C. has provided legal advice to PFL relating to certain matters under the federal securities laws applicable to the issue and sale of the policies.

                              INDEPENDENT AUDITORS

The statutory-basis financial statements and schedules of PFL as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, included in this Statement of Additional Information have been audited by Ernst & Young LLP, Independent Auditors, 801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309.

                               OTHER INFORMATION

A registration statement has been filed with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the policies discussed in this Statement of Additional Information. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the prospectus or this Statement of Additional Information. Statements contained in the Prospectus and this Statement of Additional Information concerning the content of the policies and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the Securities and Exchange Commission.

                              FINANCIAL STATEMENTS

The values of your interest in the separate account will be affected solely by the investment results of the selected subaccount(s). The statutory-basis financial statements of PFL, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of PFL to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the separate account.

                     FINANCIAL STATEMENTS--STATUTORY BASIS

                           PFL LIFE INSURANCE COMPANY

                  Years ended December 31, 1998, 1997 and 1996
                      with Report of Independent Auditors

                           PFL LIFE INSURANCE COMPANY

                     FINANCIAL STATEMENTS--STATUTORY BASIS

                  Years ended December 31, 1998, 1997 and 1996

                                    Contents

Report of Independent Auditors..............................................   1
Audited Financial Statements
  Balance Sheets--Statutory Basis...........................................   2
  Statements of Operations--Statutory Basis.................................   3
  Statements of Changes in Capital and Surplus--Statutory Basis.............   4
  Statements of Cash Flows--Statutory Basis.................................   5
  Notes to Financial Statements--Statutory Basis............................   6
Statutory-Basis Financial Statement Schedules
  Summary of Investments--Other Than Investments in Related Parties.........  24
  Supplementary Insurance Information.......................................  25
  Reinsurance...............................................................  26

                [LETTERHEAD OF ERNST & YOUNG LLP APPEARS HERE]

                        Report of Independent Auditors

The Board of Directors
PFL Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of PFL Life Insurance Company as of December 31, 1998 and 1997, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flows for each of the three years in the period ended December 31, 1998. Our audits also included the accompanying statutory-basis financial statement schedules required by Article 7 of Regulation S-X. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa, which practices differ from generally accepted accounting principles. The variances between such practices and generally accepted accounting principles also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matters described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of PFL Life Insurance Company at December 31, 1998 and 1997, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 1998.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PFL Life Insurance Company at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Des Moines, Iowa
February 19, 1999

                           PFL LIFE INSURANCE COMPANY

                        BALANCE SHEETS--STATUTORY BASIS
                (Dollars in thousands, except per share amounts)

                                                                  December 31
                                                             ---------------------
                                                                1998       1997
                                                             ---------- ----------
                      ADMITTED ASSETS
                      ---------------
Cash and invested assets:
 Cash and short-term investments............................ $   83,289 $   23,939
 Bonds......................................................  4,822,442  4,913,144
 Stocks:
   Preferred................................................     14,754      2,750
   Common (cost: 1998--$34,731; 1997--$33,058)..............     49,448     42,345
   Affiliated entities (cost: 1998--$8,060; 1997--$10,798)..      5,613      8,031
 Mortgage loans on real estate..............................  1,012,433    935,207
 Real estate, at cost less accumulated depreciation ($9,500
  in 1998; $8,655 in 1997):
   Home office properties...................................      8,056      8,283
   Properties acquired in satisfaction of debt..............     11,778     11,814
   Investment properties....................................     44,325     36,416
 Policy loans...............................................     60,058     57,136
 Other invested assets......................................     76,482     29,864
                                                             ---------- ----------
     Total cash and invested assets.........................  6,188,678  6,068,929
Premiums deferred and uncollected...........................     15,318     16,101
Accrued investment income...................................     65,308     69,662
Receivable from affiliate...................................        643        --
Federal income taxes recoverable............................        639        --
Transfers from separate accounts............................     70,866     60,193
Other assets................................................     29,511     37,624
Separate account assets.....................................  3,348,611  2,517,365
                                                             ---------- ----------
     Total admitted assets.................................. $9,719,574 $8,769,874
                                                             ========== ==========
            LIABILITIES AND CAPITAL AND SURPLUS
            -----------------------------------
Liabilities:
 Aggregate reserves for policies and contracts:
   Life..................................................... $1,357,175 $  884,018
   Annuity..................................................  3,925,293  4,204,125
   Accident and health......................................    205,736    169,328
 Policy and contract claim reserves:
   Life.....................................................      9,101      8,635
   Accident and health......................................     48,906     57,713
 Other policyholders' funds.................................    162,266    143,831
 Remittances and items not allocated........................     19,690    153,745
 Asset valuation reserve....................................     91,588     69,825
 Interest maintenance reserve...............................     50,575     30,287
 Federal income taxes payable...............................        --       1,889
 Short-term notes payable to affiliates.....................      9,421     16,400
 Other liabilities..........................................     76,766     75,070
 Payable for securities.....................................     57,645        --
 Payable to affiliates......................................        --      13,240
 Separate account liabilities...............................  3,342,884  2,512,406
                                                             ---------- ----------
     Total liabilities......................................  9,357,046  8,340,512
Commitments and contingencies
Capital and surplus:
 Common stock, $10 par value, 500 shares authorized, 266
  issued and outstanding....................................      2,660      2,660
 Paid-in surplus............................................    154,282    154,282
 Unassigned surplus.........................................    205,586    272,420
                                                             ---------- ----------
     Total capital and surplus..............................    362,528    429,362
                                                             ---------- ----------
     Total liabilities and capital and surplus.............. $9,719,574 $8,769,874
                                                             ========== ==========

                            See accompanying notes.

                           PFL LIFE INSURANCE COMPANY

                   STATEMENTS OF OPERATIONS--STATUTORY BASIS
                             (Dollars in thousands)

                                                 Year Ended December 31
                                            ----------------------------------
                                               1998        1997        1996
                                            ----------  ----------  ----------
Revenues:
  Premiums and other considerations, net
   of reinsurance:
    Life..................................  $  516,111  $  202,435  $  204,872
    Annuity...............................     667,920     657,695     725,966
    Accident and health...................     178,593     207,982     227,862
  Net investment income...................     446,984     446,424     428,337
  Amortization of interest maintenance re-
   serve..................................       8,656       3,645       2,434
  Commissions and expense allowances on
   reinsurance ceded......................      32,781      49,859      73,931
                                            ----------  ----------  ----------
                                             1,851,045   1,568,040   1,663,402
Benefits and expenses:
  Benefits paid or provided for:
    Life and accident and health bene-
     fits.................................     135,184     146,583     147,024
    Surrender benefits....................     732,796     658,071     512,810
    Other benefits........................     152,209     126,495     101,288
  Increase (decrease) in aggregate
   reserves for policies and contracts:
    Life..................................     473,158     149,575     140,126
    Annuity...............................    (278,665)   (203,139)    188,002
    Accident and health...................      36,407      30,059      26,790
    Other.................................      17,550      16,998      19,969
                                            ----------  ----------  ----------
                                             1,268,639     924,642   1,136,009
Insurance expenses:
  Commissions.............................     136,569     157,300     177,466
  General insurance expenses..............      48,018      57,571      57,282
  Taxes, licenses and fees................      19,166       8,715      13,889
  Net transfers to separate accounts......     265,702     297,480     171,785
  Other expenses..........................       1,016         119         526
                                            ----------  ----------  ----------
                                               470,471     521,185     420,948
                                            ----------  ----------  ----------
                                             1,739,110   1,445,827   1,556,957
                                            ----------  ----------  ----------
Gain from operations before federal income
 tax expense and net realized capital
 gains (losses) on investments............     111,935     122,213     106,445
Federal income tax expense................      49,835      43,381      41,177
                                            ----------  ----------  ----------
Gain from operations before net realized
 capital gains (losses) on investments....      62,100      78,832      65,268
Net realized capital gains (losses) on
 investments (net of related federal
 income taxes and amounts transferred to
 interest maintenance reserve)............       3,398       7,159      (3,503)
                                            ----------  ----------  ----------
Net income................................  $   65,498  $   85,991  $   61,765
                                            ==========  ==========  ==========

                            See accompanying notes.

                           PFL LIFE INSURANCE COMPANY

         STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS--STATUTORY BASIS
                             (Dollars in thousands)

                                                                        Total
                                                                       Capital
                                          Common Paid-in  Unassigned     and
                                          Stock  Surplus   Surplus     Surplus
                                          ------ -------- ----------  ---------
Balance at January 1, 1996............... $2,660 $154,129 $ 220,739   $ 377,528
  Net income.............................    --       --     61,765      61,765
  Change in net unrealized capital
   gains.................................    --       --      2,351       2,351
  Change in non-admitted assets..........    --       --       (148)       (148)
  Change in asset valuation reserve......    --       --    (10,930)    (10,930)
  Dividend to stockholder................    --       --    (20,000)    (20,000)
  Prior period adjustment................    --       --      5,025       5,025
  Surplus effect of sales of divisions...    --       --       (384)       (384)
  Surplus effect of ceding commissions
   associated with the sale of a
   division..............................    --       --         29          29
  Amendment of reinsurance agreement.....    --       --        421         421
  Change in liability for reinsurance in
   unauthorized companies................    --       --      2,690       2,690
                                          ------ -------- ---------   ---------
Balance at December 31, 1996.............  2,660  154,129   261,558     418,347
  Capital contribution...................    --       153       --          153
  Net income.............................    --       --     85,991      85,991
  Change in net unrealized capital
   gains.................................    --       --      3,592       3,592
  Change in non-admitted assets..........    --       --       (481)       (481)
  Change in asset valuation reserve......    --       --    (14,974)    (14,974)
  Dividend to stockholder................    --       --    (62,000)    (62,000)
  Surplus effect of sale of a division...    --       --       (161)       (161)
  Surplus effect of ceding commissions
   associated with the sale of a
   division..............................    --       --          5           5
  Amendment of reinsurance agreement.....    --       --        389         389
  Surplus effect of reinsurance
   agreement.............................    --       --        402         402
  Change in liability for reinsurance in
   unauthorized companies................    --       --     (1,901)     (1,901)
                                          ------ -------- ---------   ---------
Balance at December 31, 1997.............  2,660  154,282   272,420     429,362
  Net income.............................    --       --     65,498      65,498
  Change in net unrealized capital
   gains.................................    --       --      4,504       4,504
  Change in non-admitted assets..........    --       --       (260)       (260)
  Change in asset valuation reserve......    --       --    (21,763)    (21,763)
  Dividend to stockholder................    --       --   (120,000)   (120,000)
  Increase in liability for reinsurance
   in unauthorized companies.............    --       --      2,036       2,036
  Tax benefit on stock options
   exercised.............................    --       --      2,476       2,476
  Change in surplus in separate
   accounts..............................    --       --        675         675
                                          ------ -------- ---------   ---------
Balance at December 31, 1998............. $2,660 $154,282 $ 205,586   $ 362,528
                                          ====== ======== =========   =========

                            See accompanying notes.

                           PFL LIFE INSURANCE COMPANY

                   STATEMENTS OF CASH FLOWS--STATUTORY BASIS
                             (Dollars in thousands)

                                               Year Ended December 31
                                         -------------------------------------
                                            1998         1997         1996
                                         -----------  -----------  -----------
Operating Activities
Premiums and other considerations, net
 of reinsurance......................... $ 1,396,428  $ 1,119,936  $ 1,240,748
Net investment income...................     469,246      452,091      431,456
Life and accident and health claims.....    (138,249)    (154,383)    (147,556)
Surrender benefits and other fund
 withdrawals............................    (732,796)    (658,071)    (512,810)
Other benefits to policyholders.........    (152,167)    (126,462)    (101,254)
Commissions, other expenses and other
 taxes..................................    (197,135)    (225,042)    (248,321)
Net transfers to separate accounts......    (276,375)    (319,146)    (210,312)
Federal income taxes....................     (72,176)     (47,909)     (35,551)
Cash paid in conjunction with an
 amendment of a reinsurance agreement...         --        (4,826)      (5,812)
Cash received in connection with a
 reinsurance agreement..................         --         1,477          --
Other, net..............................     (93,095)      89,693      (41,677)
Net cash provided by operating
 activities.............................     203,681      127,358      368,911
Investing Activities
Proceeds from investments sold, matured
 or repaid:
  Bonds and preferred stocks............   3,347,174    3,284,095    2,112,831
  Common stocks.........................      34,564       34,004       27,214
  Mortgage loans on real estate.........     192,210      138,162       74,351
  Real estate...........................       5,624        6,897       18,077
  Cash received from ceding commissions
   associated with the sale of a
   division.............................         --             8           45
  Other.................................       7,210       57,683       22,568
                                         -----------  -----------  -----------
                                           3,586,782    3,520,849    2,255,086
Cost of investments acquired:
  Bonds and preferred stocks............  (3,251,822)  (3,411,442)  (2,270,105)
  Common stocks.........................     (36,379)     (37,339)     (29,799)
  Mortgage loans on real estate.........    (257,039)    (159,577)    (324,381)
  Real estate...........................     (11,458)      (2,013)        (222)
  Policy loans..........................      (2,922)      (2,922)      (1,539)
  Cash paid in association with the sale
   of a division........................         --          (591)        (662)
  Other.................................     (44,514)     (15,674)      (6,404)
                                         -----------  -----------  -----------
                                          (3,604,134)  (3,629,558)  (2,633,112)
                                         -----------  -----------  -----------
Net cash used in investing activities...     (17,352)    (108,709)    (378,026)
Financing Activities
Issuance (repayment) of short-term
 intercompany notes payable............. $    (6,979) $    16,400  $       --
Capital contribution....................         --           153          --
Dividends to stockholder................    (120,000)     (62,000)     (20,000)
                                         -----------  -----------  -----------
Net cash used in financing activities...    (126,979)     (45,447)     (20,000)
                                         -----------  -----------  -----------
Increase (decrease) in cash and short-
 term investments.......................      59,350      (26,798)     (29,115)
Cash and short-term investments at
 beginning of year......................      23,939       50,737       79,852
                                         -----------  -----------  -----------
Cash and short-term investments at end
 of year................................ $    83,289  $    23,939  $    50,737
                                         ===========  ===========  ===========

                            See accompanying notes.

                          PFL LIFE INSURANCE COMPANY

                NOTES TO FINANCIAL STATEMENTS--STATUTORY BASIS

                            (Dollars in thousands)
                               December 31, 1998

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

  PFL Life Insurance Company ("the Company") is a stock life insurance company and is a wholly-owned subsidiary of First AUSA Life Insurance Company ("First AUSA"), which, in turn, is a wholly-owned subsidiary of AEGON USA, Inc. ("AEGON"). AEGON is an indirect wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands.

  In connection with the sale of certain affiliated business units, the Company has assumed various blocks of business from these former affiliates through mergers. In addition, the Company has canceled or entered into several coinsurance and reinsurance agreements with affiliates and non-affiliates. The following is a description of those transactions:

 . During 1996, the Company sold its North Richland Hills, Texas health administrative operations known as The Insurance Center. The transaction resulted in the transfer of substantially all employees and office facilities to United Insurance Companies, Inc. ("UICI"). All inforce business will continue to be shared by UICI and the Company and its affiliates through the existing coinsurance agreements. After a short transition period, all new business produced by United Group Association, an independent insurance agency, will be written by the insurance subsidiaries of UICI and will not be shared with the Company and its affiliates through coinsurance arrangements. As a result of the sale, during 1996 the Company transferred $123 in assets, substantially all of which was cash, and $70 of liabilities. The difference between the assets and liabilities of $(53) plus a tax credit of $19 was charged directly to unassigned surplus. During 1997, the Company transferred $591 in assets, substantially all of which was cash and $343 of liabilities. The difference between the assets and liabilities of $(248) net of a tax credit of $87 was charged directly to unassigned surplus.

 . On January 1, 1994, the Company entered into an agreement with a non-affiliate reinsurer to annually increase reinsurance ceded (primarily group health business) by 2 1/2% through 1997. As a result, during 1996, the Company transferred $5,991 in assets, including $5,812 of cash and short-term investments and liabilities of $6,146. The difference between the assets and liabilities of $155, plus a tax credit of $266 was credited directly to unassigned surplus. During 1997, the Company transferred $5,045 in assets, including $4,826 of cash and short-term investments, and liabilities of $5,164. The difference between the assets and liabilities of $119 plus a tax credit of $270 was credited directly to unassigned surplus.

 . During 1993, the Company sold the Oakbrook Division (primarily group health business). The initial transfer of risk occurred through an indemnity reinsurance agreement. The policies will then be assumed by the reinsurer by novation as state regulatory and policyholder approvals are received. During 1996, the Company paid $539 in association with this sale; the payment, net of a tax credit of $189, was charged directly to unassigned surplus. In addition, the Company received from the third party administrator a ceding commission of one percent of the premiums collected between January 1, 1994 and December 31, 1996. As a result of the sale, in 1996, the Company received $45 for ceding commissions; the commissions net of the related tax effect of $(16) were charged directly to unassigned surplus. Also, during 1996, the Company paid $539 in association with this sale; this payment, net of a tax credit of $189, was charged directly to unassigned surplus. In 1997,

                          PFL LIFE INSURANCE COMPANY
   the Company received $8 for ceding commissions; the commissions net of the related tax effect of $3 were credited directly to unassigned surplus.

 . During 1997, the Company entered into a reinsurance agreement with a non-affiliate. As a result of the agreement, the Company received $1,480 of assets, including $1,477 of cash and short-term securities, and $861 of liabilities. The difference between the assets and liabilities of $619, net of a tax effect of $217 was credited directly to unassigned surplus.

Nature of Business

  The Company sells individual non-participating whole life, endowment and term contracts, as well as a broad line of single fixed and flexible premium annuity products. In addition, the Company offers group life, universal life, and individual and specialty health coverages. The Company is licensed in 49 states and the District of Columbia. Sales of the Company's products are primarily through the Company's agents and financial institutions.

Basis of Presentation

  The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Significant estimates and assumptions are utilized in the calculation of aggregate policy reserves, policy and contract claim reserves, guaranty fund assessment accruals and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the financial statements.

  The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Insurance Division, Department of Commerce, of the State of Iowa ("Insurance Department"), which practices differ in some respects from generally accepted accounting principles. The more significant of these differences are as follows: (a) bonds are generally reported at amortized cost rather than segregating the portfolio into held-to-maturity (reported at amortized cost), available-for-sale (reported at fair value), and trading (reported at fair value) classifications; (b) acquisition costs of acquiring new business are charged to current operations as incurred rather than deferred and amortized over the life of the policies; (c) policy reserves on traditional life products are based on statutory mortality rates and interest which may differ from reserves based on reasonable assumptions of expected mortality, interest, and withdrawals which include a provision for possible unfavorable deviation from such assumptions; (d) policy reserves on certain investment products use discounting methodologies based on statutory interest rates rather than full account values; (e) reinsurance amounts are netted against the corresponding asset or liability rather than shown as gross amounts on the balance sheet;
(f) deferred income taxes are not provided for the difference between the financial statement and income tax bases of assets and liabilities; (g) net realized gains or losses attributed to changes in the level of interest rates in the market are deferred and amortized over the remaining life of the bond or mortgage loan, rather than recognized as gains or losses in the statement of operations when the sale is completed; (h) potential declines in the estimated realizable value of investments are provided for through the establishment of a formula-determined statutory investment reserve (reported as a liability), changes to which are charged directly to surplus, rather than through recognition in the statement of operations for declines in value, when such declines are judged to be other than temporary; (i) certain assets designated as "non-admitted assets" have been charged to surplus rather than being reported as assets; (j) revenues for universal life and investment products

                          PFL LIFE INSURANCE COMPANY
consist of premiums received rather than policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed; (k) pension expense is recorded as amounts are paid; (l) adjustments to federal income taxes of prior years are charged or credited directly to unassigned surplus, rather than reported as a component of expense in the statement of operations; (m) gains or losses on dispositions of business are charged or credited directly to unassigned surplus rather than being reported in the statement of operations; and (n) a liability is established for "unauthorized reinsurers" and changes in this liability are charged or credited directly to unassigned surplus. The effects of these variances have not been determined by the Company but are presumed to be material.

  In 1998, the National Association of Insurance Commissioners ("NAIC") adopted codified statutory accounting principles ("Codification"). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the State of Iowa must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Department. At this time, it is unclear whether the State of Iowa will adopt Codification. However, based on current guidance, management believes that the impact of Codification will not be material to the Company's statutory-basis financial statements.

Cash and Cash Equivalents

  For purposes of the statements of cash flows, the Company considers all highly liquid investments with remaining maturity of one year or less when purchased to be cash equivalents.

Investments

  Investments in bonds (except those to which the Securities Valuation Office of the NAIC has ascribed a value), mortgage loans on real estate and short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts. Amortization is computed using methods which result in a level yield over the expected life of the investment. The Company reviews its prepayment assumptions on mortgage and other asset-backed securities at regular intervals and adjusts amortization rates retrospectively when such assumptions are changed due to experience and/or expected future patterns. Investments in preferred stocks in good standing are reported at cost. Investments in preferred stocks not in good standing are reported at the lower of cost or market. Common stocks of unaffiliated and affiliated companies, which includes shares of mutual funds and real estate investment trusts, are carried at market value. Real estate is reported at cost less allowances for depreciation. Depreciation is computed principally by the straight-line method. Policy loans are reported at unpaid principal. Other invested assets consist principally of investments in various joint ventures and are recorded at equity in underlying net assets. Other "admitted assets" are valued, principally at cost, as required or permitted by Iowa Insurance Laws.

  Net realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The Asset Valuation Reserve ("AVR") is established by the Company to provide for potential losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under

                          PFL LIFE INSURANCE COMPANY
a formula prescribed by the NAIC, the Company defers, in the Interest Maintenance Reserve ("IMR"), the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

  Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or on real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. At December 31, 1998, 1997 and 1996, the Company excluded investment income due and accrued of $102, $177 and $1,541, respectively, with respect to such practices.

  The Company uses interest rate swaps and caps as part of its overall interest rate risk management strategy for certain life insurance and annuity products. The Company entered into several interest rate swap contracts to modify the interest rate characteristics of the underlying liabilities. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

  The Company has entered into an interest rate cap agreement to hedge the exposure of changing interest rates. The cash flows from the interest rate cap will help offset losses that might occur from changes in interest rates. The cost of such agreement is included in interest expense ratably during the life of the agreement. Income received as a result of the cap agreement will be recognized in investment income as earned. Unamortized cost of the agreements is included in other invested assets.

Aggregate Policy Reserves

  Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables based on statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

  The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958 and 1980 Commissioners' Standard Ordinary Mortality and American Experience Mortality Tables. The reserves are calculated using interest rates ranging from 2.00 to 6.00 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Methods. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

  Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 2.50 to 11.25 percent and mortality rates, where appropriate, from a variety of tables.

  Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

                          PFL LIFE INSURANCE COMPANY

Policy and Contract Claim Reserves

  Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the statement date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

Separate Accounts

  Assets held in trust for purchases of variable annuity contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. The assets in the separate accounts are valued at market. Income and gains and losses with respect to the assets in the separate accounts accrue to the benefit of the policyholders and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements. The separate accounts do not have any minimum guarantees and the investment risks associated with market value changes are borne entirely by the policyholders. The Company received variable contract premiums of $345,319, $281,095 and $227,864 in 1998, 1997 and 1996, respectively. All variable account contracts are subject to discretionary withdrawal by the policyholder at the market value of the underlying assets less the current surrender charge.

Stock Option Plan

  AEGON N.V. sponsors a stock option plan for eligible employees of the Company. Under this plan, certain employees have indicated a preference to immediately sell shares received as a result of their exercise of the stock options; in these situations, AEGON N.V. has settled such options in cash rather than issuing stock to these employees. These cash settlements are paid by the Company, and AEGON N.V. subsequently reimburses the Company for such payments. Under statutory accounting principles, the Company does not record any expense related to this plan, as the expense is recognized by AEGON N.V. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to surplus.

Reclassifications

  Certain reclassifications have been made to the 1997 and 1996 financial statements to conform to the 1998 presentation.

2. FAIR VALUES OF FINANCIAL INSTRUMENTS

  Statement of Financial Accounting Standard ("SFAS") No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statutory-basis balance sheet, for which it is practicable to estimate that value. SFAS No. 119, Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments, requires additional disclosure about derivatives. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 and No. 119 exclude certain financial instruments and all nonfinancial instruments from their disclosure requirements and allow companies to forego the

                          PFL LIFE INSURANCE COMPANY
disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

  The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

    Cash and short-term investments: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

    Investment securities: Fair values for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities, including affiliated mutual funds and real estate investment trusts, are based on quoted market prices.

    Mortgage loans and policy loans: The fair values for mortgage loans are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal their carrying value.

    Investment contracts: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

    Interest rate cap and interest rate swaps: Estimated fair value of the interest rate cap is based upon the latest quoted market price. Estimated fair value of interest rate swaps are based upon the pricing differential for similar swap agreements.

  Fair values for the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

                           PFL LIFE INSURANCE COMPANY

  The following sets forth a comparison of the fair values and carrying values of the Company's financial instruments subject to the provisions of SFAS No. 107 and No. 119:

                                                    December 31
                                    -------------------------------------------
                                            1998                  1997
                                    --------------------- ---------------------
                                     Carrying              Carrying
                                      Value    Fair Value   Value    Fair Value
                                    ---------- ---------- ---------- ----------
Admitted Assets
Cash and short-term investments.... $   83,289 $   83,289 $   23,939 $   23,939
Bonds..............................  4,822,442  4,900,516  4,913,144  5,046,527
Preferred stocks...................     14,754     14,738      2,750      8,029
Common stocks......................     49,448     49,448     42,345     42,345
Affiliated common stock............      5,613      5,613      8,031      8,031
Mortgage loans on real estate......  1,012,433  1,089,315    935,207    983,720
Policy loans.......................     60,058     60,058     57,136     57,136
Interest rate cap..................      4,445        725      5,618      1,513
Interest rate swaps................      1,916      6,667        --       2,546
Separate account assets............  3,348,611  3,348,611  2,517,365  2,517,365

Liabilities
Investment contract liabilities....  4,084,683  4,017,509  4,345,181  4,283,461
Separate account liabilities.......  3,271,005  3,213,251  2,452,205  2,452,205

3. INVESTMENTS

  The carrying value and estimated fair value of investments in debt securities were as follows:

                                                 Gross      Gross
                                     Carrying  Unrealized Unrealized Estimated
                                      Value      Gains      Losses   Fair Value
                                    ---------- ---------- ---------- ----------
December 31, 1998
Bonds:
  United States Government and
   agencies........................ $  150,085  $  2,841   $   321   $  152,605
  State, municipal and other
   government......................     62,948       918     1,651       62,215
  Public utilities.................    139,732     5,053     2,555      142,230
  Industrial and miscellaneous.....  2,068,086    78,141    34,493    2,111,734
  Mortgage and other asset-backed
   securities......................  2,401,591    45,185    15,044    2,431,732
                                    ----------  --------   -------   ----------
                                     4,822,442   132,138    54,064    4,900,516
Preferred stocks...................     14,754        75        91       14,738
                                    ----------  --------   -------   ----------
                                    $4,837,196  $132,213   $54,155   $4,915,254
                                    ==========  ========   =======   ==========

                          PFL LIFE INSURANCE COMPANY

                                                 Gross      Gross
                                     Carrying  Unrealized Unrealized Estimated
                                      Value      Gains      Losses   Fair Value
                                    ---------- ---------- ---------- ----------
December 31, 1997
Bonds:
  United States Government and
   agencies........................ $  188,241  $  2,562   $    21   $  190,782
  State, municipal and other
   government......................     61,532     2,584     1,774       62,342
  Public utilities.................    121,582     5,384     2,952      124,014
  Industrial and miscellaneous.....  1,955,587    85,233     7,752    2,033,068
  Mortgage and other asset-backed
   securities......................  2,586,202    55,382     5,263    2,636,321
                                    ----------  --------   -------   ----------
                                     4,913,144   151,145    17,762    5,046,527
Preferred stocks...................      2,750     5,279       --         8,029
                                    ----------  --------   -------   ----------
                                    $4,915,894  $156,424   $17,762   $5,054,556
                                    ==========  ========   =======   ==========

  The carrying value and estimated fair value of bonds at December 31, 1998, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           Carrying  Estimated
                                                            Value    Fair Value
                                                          ---------- ----------
   Due in one year or less............................... $  151,747 $  148,410
   Due after one year through five years.................  1,211,064  1,232,329
   Due after five years through ten years................    753,543    761,787
   Due after ten years...................................    304,497    326,258
                                                          ---------- ----------
                                                           2,420,851  2,468,784
   Mortgage and other asset-backed securities............  2,401,591  2,431,732
                                                          ---------- ----------
                                                          $4,822,442 $4,900,516
                                                          ========== ==========

  A detail of net investment income is presented below:

                                                       Year Ended December 31
                                                     --------------------------
                                                       1998     1997     1996
                                                     -------- -------- --------
Interest on bonds and notes......................... $374,478 $373,496 $364,356
Dividends on equity investments.....................    1,357    1,460    1,436
Interest on mortgage loans..........................   77,960   80,266   69,418
Rental income on real estate........................    6,553    7,501    9,526
Interest on policy loans............................    4,080    3,400    3,273
Other investment income.............................    2,576      613    1,799
                                                     -------- -------- --------
Gross investment income.............................  467,004  466,736  449,808
Investment expenses.................................   20,020   20,312   21,471
                                                     -------- -------- --------
Net investment income............................... $446,984 $446,424 $428,337
                                                     ======== ======== ========

                          PFL LIFE INSURANCE COMPANY

  Proceeds from sales and maturities of debt securities and related gross realized gains and losses were as follows:

                                                  Year Ended December 31
                                             ----------------------------------
                                                1998        1997        1996
                                             ----------  ----------  ----------
Proceeds.................................... $3,347,174  $3,284,095  $2,112,831
                                             ==========  ==========  ==========
Gross realized gains........................ $   48,760  $   30,094  $   19,876
Gross realized losses.......................     (8,072)    (17,265)    (19,634)
                                             ----------  ----------  ----------
Net realized gains.......................... $   40,688  $   12,829  $      242
                                             ==========  ==========  ==========

  At December 31, 1998, investments with an aggregate carrying value of $5,935,160 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

  Realized investment gains (losses) and changes in unrealized gains (losses) for investments are summarized below:

                                                           Realized
                                                   ---------------------------
                                                    Year Ended December 31
                                                   ---------------------------
                                                     1998      1997     1996
                                                   --------  --------  -------
Debt securities................................... $ 40,688  $ 12,829  $   242
Short-term investments............................    1,533       (19)    (197)
Equity securities.................................     (879)    6,972    1,798
Mortgage loans on real estate.....................   12,637     2,252   (5,530)
Real estate.......................................    3,176     4,252    1,210
Other invested assets.............................   (2,523)    1,632       12
                                                   --------  --------  -------
                                                     54,632    27,918   (2,465)
Tax effect........................................  (22,290)  (10,572)  (1,235)
Transfer to interest maintenance reserve..........  (28,944)  (10,187)     197
                                                   --------  --------  -------
Net realized gains (losses)....................... $  3,398  $  7,159  $(3,503)
                                                   ========  ========  =======

                                                     Change in Unrealized
                                                  ---------------------------
                                                    Year Ended December 31
                                                  ---------------------------
                                                    1998     1997     1996
                                                  --------  ------- ---------
Debt securities.................................. $(60,604) $40,289 $(115,867)
Equity securities................................    5,750    5,653     2,929
                                                  --------  ------- ---------
Change in unrealized appreciation
 (depreciation).................................. $(54,854) $45,942 $(112,938)
                                                  ========  ======= =========

  Gross unrealized gains and gross unrealized losses on equity securities were as follows:

                                                            December 31
                                                      -------------------------
                                                       1998     1997     1996
                                                      -------  -------  -------
Unrealized gains..................................... $15,980  $10,356  $ 9,590
Unrealized losses....................................  (3,710)  (3,836)  (8,723)
                                                      -------  -------  -------
Net unrealized gains................................. $12,270  $ 6,520  $   867
                                                      =======  =======  =======

                          PFL LIFE INSURANCE COMPANY

  During 1998, the Company issued mortgage loans with interest rates ranging from 5.88% to 7.86%. The maximum percentage of any one mortgage loan to the value of the underlying real estate at origination was 90% for commercial loans and 95% for residential loans. Mortgage loans with a carrying value of $245 were non-income producing for the previous twelve months. Accrued interest of $89 related to these mortgage loans was excluded from investment income. The Company requires all mortgaged properties to carry fire insurance equal to the value of the underlying property.

  At December 31, 1998 and 1997, the Company held a mortgage loan loss reserve in the asset valuation reserve of $16,104 and $11,985, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

                            Geographic Distribution

                                                  December 31
                                                  -------------
                                                  1998    1997
                                                  -----   -----
       South Atlantic............................    32%     29%
       E. North Central..........................    16      12
       Pacific...................................    15      15
       Mountain..................................    10      10
       Middle Atlantic...........................    10       7
       W. South Central..........................     6       9
       W. North Central..........................     5       6
       E. South Central..........................     3       8
       New England...............................     3       4

                          Property Type Distribution

                                                  December 31
                                                  -------------
                                                  1998    1997
                                                  -----   -----
       Retail....................................    35%     35%
       Office....................................    30      31
       Industrial................................    21       6
       Apartment.................................    12      14
       Other.....................................     2      14

  At December 31, 1998, the Company had no investments (excluding U.S. Government guaranteed or insured issues) which individually represented more than ten percent of capital and surplus and the asset valuation reserve.

  The Company utilizes a variety of off-balance sheet financial instruments as part of its efforts to hedge and manage fluctuations in the market value of its investment portfolio attributable to changes in general interest rate levels and to manage duration mismatch of assets and liabilities. These instruments include interest rate exchange agreements (swaps and caps), options, and commitments to extend credit and all involve elements of credit and market risks in excess of the amounts recognized in the accompanying financial statements at a given point in time. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

  The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the

                          PFL LIFE INSURANCE COMPANY
counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e., the cost to replace the contract at current market rates should the counterparty default prior to settlement date). Credit loss exposure resulting from nonperformance by a counterparty for commitments to extend credit is represented by the contractual amounts of the instruments.

  At December 31, 1998 and 1997, the Company's outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

                                                                Notional Amount
                                                               -----------------
                                                                 1998     1997
                                                               -------- --------
Derivative securities:
  Interest rate swaps:
    Receive fixed--pay floating............................... $100,000 $100,000
    Receive floating (uncapped)--pay floating (capped)........   53,011   67,229
    Receive floating (LIBOR)--pay floating (S&P)..............   60,000      --
  Interest rate cap agreements................................  500,000  500,000

4. REINSURANCE

  The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

  Reinsurance assumption and cession treaties are transacted primarily with affiliates. Premiums earned reflect the following reinsurance assumed and ceded amounts:

                                                1998        1997        1996
                                             ----------  ----------  ----------
Direct premiums............................. $1,533,822  $1,312,446  $1,457,450
Reinsurance assumed.........................      2,366       2,038       1,796
Reinsurance ceded...........................   (173,564)   (246,372)   (300,546)
                                             ----------  ----------  ----------
Net premiums earned......................... $1,362,624  $1,068,112  $1,158,700
                                             ==========  ==========  ==========

  The Company received reinsurance recoveries in the amount of $173,297, $183,638 and $168,155 during 1998, 1997 and 1996, respectively. At December 31, 1998 and 1997, estimated amounts recoverable from reinsurers that have been deducted from policy and contract claim reserves totaled $47,956 and $60,437, respectively. The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 1998 and 1997 of $2,163,905 and $2,434,130, respectively.

  At December 31, 1998, amounts recoverable from unauthorized reinsurers of $55,379 (1997--$73,080) and reserve credits for reinsurance ceded of $49,835 (1997--$78,838) were associated with a single reinsurer and its affiliates. The Company holds collateral under these reinsurance agreements in the form of trust agreements totaling $106,226 at December 31, 1998 that can be drawn on for amounts that remain unpaid for more than 120 days.

                          PFL LIFE INSURANCE COMPANY

5. INCOME TAXES

  For federal income tax purposes, the Company joins in a consolidated tax return filing with certain affiliated companies. Under the terms of a tax-sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income.

  Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain from operations before federal income tax expense and net realized capital gains (losses) on investments for the following reasons:

                                                      Year Ended December 31
                                                      -------------------------
                                                       1998     1997     1996
                                                      -------  -------  -------
Computed tax at federal statutory rate (35%)......... $39,177  $42,775  $37,256
Tax reserve adjustment...............................     607    2,004    2,211
Excess tax depreciation..............................    (223)    (392)    (384)
Deferred acquisition costs--tax basis................  11,827    4,308    5,583
Prior year under (over) accrual......................   1,750   (1,016)    (499)
Dividend received deduction..........................  (1,053)    (941)    (454)
Charitable contribution..............................     --      (848)     --
Other items--net.....................................  (2,250)  (2,509)  (2,536)
                                                      -------  -------  -------
Federal income tax expense........................... $49,835  $43,381  $41,177
                                                      =======  =======  =======

  Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the policyholders' surplus account. No federal income taxes have been provided for in the financial statements on income deferred in the policyholders' surplus account ($20,387 at December 31, 1998). To the extent dividends are paid from the amount accumulated in the policyholders' surplus account, net earnings would be reduced by the amount of tax required to be paid. Should the entire amount in the policyholders' surplus account become taxable, the tax thereon computed at current rates would amount to approximately $7,135.

  The Company's federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service through 1987. During 1996, there was a $5,025 prior period adjustment to the tax accrual. This included a $2,100 writeoff of an intangible asset for tax purposes, and a federal income tax refund of $1,829 for tax years 1984 through 1986 and related interest of $1,686, net of a tax effect of $590. An examination is underway for years 1993 through 1995.

6. POLICY AND CONTRACT ATTRIBUTES

  A portion of the Company's policy reserves and other policyholders' funds (including separate account liabilities) relates to liabilities established on a variety of the Company's products that are not subject to significant mortality or morbidity risk; however, there may be certain restrictions placed upon

                           PFL LIFE INSURANCE COMPANY
the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, are summarized as follows:

                                                       December 31
                                          -------------------------------------
                                                 1998               1997
                                          ------------------ ------------------
                                                     Percent            Percent
                                                       of                 of
                                            Amount    Total    Amount    Total
                                          ---------- ------- ---------- -------
Subject to discretionary withdrawal with
 market value adjustment................. $   82,048     1%  $    8,912     0%
Subject to discretionary withdrawal at
 book value less surrender charge........    515,778     5      755,300     8
Subject to discretionary withdrawal at
 market value............................  3,211,896    34    2,454,845    27
Subject to discretionary withdrawal at
 book value (minimal or no charges or
 adjustments)............................  5,519,265    58    5,821,049    63
Not subject to discretionary withdrawal
 provision...............................    228,030     2      203,522     2
                                          ----------   ---   ----------   ---
                                           9,557,017   100%   9,243,628   100%
Less reinsurance ceded...................  2,124,769          2,372,495
                                          ----------         ----------
Total policy reserves on annuities and
 deposit fund liabilities................ $7,432,248         $6,871,134
                                          ==========         ==========

  A reconciliation of the amounts transferred to and from the separate accounts is presented below:

                                                        1998     1997     1996
                                                      -------- -------- --------
Transfers as reported in the summary of operations
 of the separate accounts statement:
  Transfers to separate accounts....................  $345,319 $281,095 $227,864
  Transfers from separate accounts..................    79,808    9,819   75,172
                                                      -------- -------- --------
Net transfers to separate accounts..................   265,511  271,276  152,692
Reconciling adjustments--charges for investment
 management, administration fees and contract
 guarantees.........................................       191   26,204   19,093
                                                      -------- -------- --------
Transfers as reported in the summary of operations
 of the life, accident and health annual statement..  $265,702 $297,480 $171,785
                                                      ======== ======== ========

                          PFL LIFE INSURANCE COMPANY

  Reserves on the Company's traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 1998 and 1997, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:

                                                       Gross   Loading    Net
                                                      -------  -------  -------
December 31, 1998
Life and annuity:
  Ordinary direct first year business................ $ 3,346  $2,500   $   846
  Ordinary direct renewal business...................  21,435   6,365    15,070
  Group life direct business.........................   1,171     536       635
  Reinsurance ceded..................................  (1,367)    (44)   (1,323)
                                                      -------  ------   -------
                                                       24,585   9,357    15,228

Accident and health:
  Direct.............................................     108     --        108
  Reinsurance ceded..................................     (18)    --        (18)
                                                      -------  ------   -------
Total accident and health............................      90     --         90
                                                      -------  ------   -------
                                                      $24,675  $9,357   $15,318
                                                      =======  ======   =======

December 31, 1997
Life and annuity:
  Ordinary direct first year business................ $ 2,316  $1,698   $   618
  Ordinary direct renewal business...................  22,724   6,834    15,890
  Group life direct business.........................   1,523     646       877
  Reinsurance ceded..................................  (1,464)    (81)   (1,383)
                                                      -------  ------   -------
                                                       25,099   9,097    16,002

Accident and health:
  Direct.............................................     148     --        148
  Reinsurance ceded..................................     (49)    --        (49)
                                                      -------  ------   -------
Total accident and health............................      99     --         99
                                                      -------  ------   -------
                                                      $25,198  $9,097   $16,101
                                                      =======  ======   =======

  At December 31, 1998 and 1997, the Company had insurance in force aggregating $44,233 and $69,271, respectively, in which the gross premiums are less than the net premiums required by the standard valuation standards established by the Insurance Division, Department of Commerce, of the State of Iowa. The Company established policy reserves of $998 and $1,128 to cover these deficiencies at December 31, 1998 and 1997, respectively.

7. DIVIDEND RESTRICTIONS

  The Company is subject to limitations, imposed by the State of Iowa, on the payment of dividends to its parent company. Generally, dividends during any twelve-month period may not be paid, without prior regulatory approval, in excess of the greater of (a) 10 percent of statutory capital and surplus as of the preceding December 31, or (b) statutory gain from operations for the preceding year. Subject to

                          PFL LIFE INSURANCE COMPANY
the availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 1999, without the prior approval of insurance regulatory authorities, is $62,100.

  The Company paid dividends to its parent of $120,000, $62,000 and $20,000 in 1998, 1997 and 1996, respectively.

8. RETIREMENT AND COMPENSATION PLANS

  The Company's employees participate in a qualified benefit pension plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on the FASB No. 87 expense as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. Pension expense aggregated $380, $422 and $1,056 for the years ended December 31, 1998, 1997 and 1996, respectively. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974.

  The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements, are participants of the plan. Participants may elect to contribute up to fifteen percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary. Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement and Income Security Act of 1974. Expense related to this plan was $233, $226 and $297 for the years ended December 31, 1998, 1997 and 1996, respectively.

  AEGON sponsors supplemental retirement plans to provide the Company's senior management with benefits in excess of normal pension benefits. The plans are noncontributory, and benefits are based on years of service and the employee's compensation level. The plans are unfunded and nonqualified under the Internal Revenue Service Code. In addition, AEGON has established incentive deferred compensation plans for certain key employees of the Company. AEGON also sponsors an employee stock option plan for individuals employed at least three years and a stock purchase plan for its producers, with the participating affiliated companies establishing their own eligibility criteria, producer contribution limits and company matching formula. These plans have been accrued or funded as deemed appropriate by management of AEGON and the Company.

  In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans calculated on the pay-as-you-go basis are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company expensed $62, $62 and $184 for the years ended December 31, 1998, 1997 and 1996, respectively.

9. RELATED PARTY TRANSACTIONS

  The Company shares certain offices, employees and general expenses with affiliated companies.

  The Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 1998, 1997 and 1996, the Company paid $18,706, $18,705 and $17,028, respectively, for these services, which approximates their costs to the affiliates.

                          PFL LIFE INSURANCE COMPANY

  Payables to affiliates bear interest at the thirty-day commercial paper rate of 4.95% at December 31, 1998. During 1998, 1997 and 1996, the Company paid net interest of $1,491, $1,188 and $174, respectively, to affiliates.

  During 1997, the Company received a capital contribution of $153 in cash from its parent.

  At December 31, 1998 and 1997, the Company has short-term notes payable to an affiliate of $9,421 and $16,400, respectively. Interest on these notes accrues at rates ranging from 5.13% to 5.52% at December 31, 1998 and at 5.60% at December 31, 1997.

  During 1998, the Company issued life insurance policies to certain affiliated companies, covering the lives of certain employees of those affiliates. Premiums of $174,000 related to these policies were recognized during the year, and aggregate reserves for policies and contracts are $181,720 at December 31, 1998.

10. COMMITMENTS AND CONTINGENCIES

  The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management's opinion, after consultation with counsel and a review of available facts, that damages arising from such demands will not be material to the Company's financial position.

  The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company's balance sheet. Potential future obligations for unknown insolvencies are not determinable by the Company. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. The Company has established a reserve of $17,901 and $17,700 and an offsetting premium tax benefit of $7,631 and $7,984 at December 31, 1998 and 1997, respectively, for its estimated share of future guaranty fund assessments related to several major insurer insolvencies. The guaranty fund expense (benefit) was $1,985, $(975) and $2,617 for December 31, 1998, 1997 and 1996,
respectively.

11. YEAR 2000 (UNAUDITED)

  The term Year 2000 issue generally refers to the improper processing of dates and incorrect date calculations that might occur in computer software and hardware and embedded systems as the Year 2000 is approached. The use of computer programs that rely on two-digit date fields to perform computations and decision-making functions may cause systems to malfunction when processing information involving dates after 1999. For example, any computer software that has date-sensitive coding might recognize a code of 00 as the year 1900 rather than the year 2000.

  The Company has developed a Year 2000 Project Plan (the "Plan") to address the Year 2000 issue as it affects the Company's internal IT ("Information Technology") and non-IT systems, and to assess Year 2000 issues relating to third parties with whom the Company has critical relationships.

  The Plan for addressing internal systems generally includes an assessment of internal IT and non-IT systems and equipment affected by the Year 2000 issue; definition of strategies to address affected

                          PFL LIFE INSURANCE COMPANY
systems and equipment; remediation of identified systems and equipment; internal testing and certification that each internal system is Year 2000 compliant; and a review of existing and revised business resumption and contingency plans to address potential Year 2000 issues. The Company has remediated and tested substantially all of its mission-critical internal IT systems as of December 31, 1998. The Company continues to remediate and test certain non-critical internal IT systems, internal non-IT systems and will continue with a revalidation testing program throughout 1999.

  The Company's Year 2000 issues are more complex because a number of its systems interface with other systems not under the Company's control. The Company's most significant interfaces and uses of third-party vendor systems are in the bank, financial services and trust areas. The Company utilizes various banks to handle numerous types of financial and sales transactions. Several of these banks also provide trustee and custodial services for the Company's investment holdings and transactions. These services are critical to a financial services company such as the Company as its business centers around cash receipts and disbursements to policyholders and the investment of policyholder funds. The Company has received written confirmation from its vendor banks regarding their status on Year 2000. The banks indicate their dedication to resolving any Year 2000 issues related to their systems and services prior to December 31, 1999. The Company anticipates that a considerable effort will be necessary to ensure that its corrected or new systems can properly interface with those business partners with whom it transmits and receives data and other information (external systems). The Company has undertaken specific testing regimes with these third-party business partners and expects to continue working with its business partners on any interfacing of systems. However, the timing of external system compliance cannot currently be predicted with accuracy because the implementation of Year 2000 readiness will vary from one company to another.

  The Company does have some exposure to date-sensitive embedded technology such as micro-controllers, but the Company views this exposure as minimal. Unlike other industries that may be equipment intensive, like manufacturing, the Company is a life insurance, and financial services organization providing insurance annuities and pension products to its customers. As such, the primary equipment and electronic devices in use are computers and telephone-related equipment. This type of hardware can have date-sensitive embedded technology which could have Year 2000 problems. Because of this exposure, the Company has reviewed its computer hardware and telephone systems, with assistance from the applicable vendors, and has upgraded, or replaced, or is in the process of replacing any equipment that will not properly process date-sensitive data in the Year 2000 or beyond.

  For the Company, a reasonably likely worst case scenario might include one or more of the Company's significant policyholder systems being non-compliant. Such an event could result in a material disruption of the Company's operations. Specifically, a number of the Company's operations could experience an interruption in the ability to collect and process premiums or deposits, process claim payments, accurately maintain policyholder information, accurately maintain accounting records, and/or perform adequate customer service. Should the worst case scenario occur, it could, dependent upon its duration, have a material impact on the Company's business and financial condition. Simple failures can be repaired and returned to production within a matter of hours with no material impact. Unanticipated failures with a longer service disruption period could have a more serious impact. For this reason, the Company is placing significant emphasis on risk management and Year 2000 business resumption contingency planning in 1999 by modifying its existing business resumption and disaster recovery plans to address potential Year 2000 issues.

  The actions taken by management under the Year 2000 Project Plans are intended to significantly reduce the Company's risk of a material business interruption based on the Year 2000 issues. It should

                          PFL LIFE INSURANCE COMPANY
be noted that the Year 2000 computer problem, and its resolution, is complex and multifaceted, and any company's success cannot be conclusively known until the Year 2000 is reached. In spite of its efforts or results, the Company's ability to function unaffected to and through the Year 2000 may be adversely affected by actions (or failure to act) of third parties beyond our knowledge or control. It is anticipated that there may be problems that will have to be resolved in the ordinary course of business on and after the Year 2000. However, the Company does not believe that the problems will have a material adverse affect on the Company's operations or financial condition.

                          PFL LIFE INSURANCE COMPANY

                      SUMMARY OF INVESTMENTS--OTHER THAN
                        INVESTMENTS IN RELATED PARTIES

                               December 31, 1998
                            (Dollars in thousands)

                                  SCHEDULE I

                                                                Amount at Which
                                                       Market    Shown in the
           Type of Investment              Cost(1)     Value     Balance Sheet
           ------------------             ---------- ---------- ---------------
Fixed Maturities
Bonds:
  United States Government and government
   agencies and authorities.............. $  926,370 $  943,313   $  926,370
  States, municipalities and political
   subdivisions..........................    107,975    114,146      107,975
  Foreign governments....................     54,670     53,950       54,670
  Public utilities.......................    139,732    142,230      139,732
  All other corporate bonds..............  3,593,695  3,646,877    3,593,695
Redeemable preferred stock...............     14,754     14,738       14,754
                                          ---------- ----------   ----------
Total fixed maturities...................  4,837,196  4,915,254    4,837,196
Equity Securities
Common stocks:
  Affiliated entities....................      8,060      5,613        5,613
  Banks, trust and insurance.............      5,935      7,193        7,193
  Industrial, miscellaneous and all
   other.................................     28,796     42,255       42,255
                                          ---------- ----------   ----------
Total equity securities..................     42,791     55,061       55,061
Mortgage loans on real estate............  1,012,433               1,012,433
Real estate..............................     52,381                  52,381
Real estate acquired in satisfaction of
 debt....................................     11,778                  11,778
Policy loans.............................     60,058                  60,058
Other long-term investments..............     76,482                  76,482
Cash and short-term investments..........     83,289                  83,289
                                          ----------              ----------
Total investments........................ $6,176,408              $6,188,678
                                          ==========              ==========

-------------------------
(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

                          PFL LIFE INSURANCE COMPANY

                      SUPPLEMENTARY INSURANCE INFORMATION
                            (Dollars in thousands)

                                 SCHEDULE III

                           Future                                              Benefits,
                           Policy                                                Claims
                          Benefits           Policy and                Net     Losses and   Other
                            and     Unearned  Contract    Premium   Investment Settlement Operating Premiums
                          Expenses  Premiums Liabilities  Revenue    Income*    Expenses  Expenses* Written
                         ---------- -------- ----------- ---------- ---------- ---------- --------- --------
Year Ended December 31,
1998
Individual life......... $1,355,283 $   --     $ 8,976   $  514,194  $ 85,258  $  545,720 $ 87,455       --
Individual health.......     94,294   9,631     12,123       68,963     8,004      48,144   30,442  $ 68,745
Group life and health...     93,405  10,298     36,908      111,547    11,426      82,690   54,352   108,769
Annuity.................  3,925,293     --         --       667,920   342,296     592,085  298,222       --
                         ---------- -------    -------   ----------  --------  ---------- --------
                         $5,468,275 $19,929    $58,007   $1,362,624  $446,984  $1,268,639 $470,471
                         ========== =======    =======   ==========  ========  ========== ========
Year Ended December 31,
1997
Individual life......... $  882,003 $   --     $ 8,550   $  200,175  $ 75,914  $  211,921 $ 36,185       --
Individual health.......     62,033   9,207     12,821       63,548     5,934      37,706   29,216  $ 63,383
Group life and health...     88,211  11,892     44,977      146,694    11,888     103,581   91,568   143,580
Annuity.................  4,204,125     --         --       657,695   352,688     571,434  364,216       --
                         ---------- -------    -------   ----------  --------  ---------- --------
                         $5,236,372 $21,099    $66,348   $1,068,112  $446,424  $  924,642 $521,185
                         ========== =======    =======   ==========  ========  ========== ========
Year Ended December 31,
1996
Individual life......... $  734,350 $   --     $ 7,240   $  202,082  $ 66,538  $  197,526 $ 38,067       --
Individual health.......     39,219   8,680     13,631       55,871     5,263      32,903   29,511  $ 55,678
Group life and health...     78,418  14,702     53,486      174,781    12,877     105,459  122,953   171,320
Annuity.................  4,408,419     --         --       725,966   343,659     800,121  230,417       --
                         ---------- -------    -------   ----------  --------  ---------- --------
                         $5,260,406 $23,382    $74,357   $1,158,700  $428,337  $1,136,009 $420,948
                         ========== =======    =======   ==========  ========  ========== ========

-------------
* Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

                           PFL LIFE INSURANCE COMPANY

                                  REINSURANCE
                             (Dollars in thousands)

                                  SCHEDULE IV

                                                 Assumed             Percentage
                                      Ceded to    From               of Amount
                             Gross      Other     Other      Net      Assumed
                             Amount   Companies Companies   Amount     to Net
                           ---------- --------- --------- ---------- ----------
Year Ended December 31,
 1998
Life insurance in force..  $6,384,095 $438,590   $39,116  $5,984,621     .6%
                           ========== ========   =======  ==========    ===
Premiums:
  Individual life........  $  515,164 $  3,692   $ 2,366  $  513,838     .5%
  Individual health......      76,438    7,475       --       68,963    --
  Group life and health..     255,848  144,301       --      111,547    --
  Annuity................     686,372   18,096       --      668,276    --
                           ---------- --------   -------  ----------    ---
                           $1,533,822 $173,564   $ 2,366  $1,362,624     .2%
                           ========== ========   =======  ==========    ===
Year Ended December 31,
 1997
Life insurance in force..  $5,025,027 $420,519   $35,486  $4,639,994     .8%
                           ========== ========   =======  ==========    ===
Premiums:
  Individual life........  $  201,691 $  3,554   $ 2,038  $  200,175    1.0%
  Individual health......      73,593   10,045       --       63,548    --
  Group life and health..     339,269  192,575       --      146,694    --
  Annuity................     697,893   40,198       --      657,695    --
                           ---------- --------   -------  ----------    ---
                           $1,312,446 $246,372   $ 2,038  $1,068,112     .2%
                           ========== ========   =======  ==========    ===
Year Ended December 31,
 1996
Life insurance in force..  $4,863,416 $477,112   $30,685  $4,416,989     .7%
                           ========== ========   =======  ==========    ===
Premiums:
  Individual life........  $  204,144 $  3,858   $ 1,796  $  202,082     .9%
  Individual health......      68,699   12,828       --       55,871    --
  Group life and health..     390,296  215,515       --      174,781    --
  Annuity................     794,311   68,345       --      725,966    --
                           ---------- --------   -------  ----------    ---
                           $1,457,450 $300,546   $ 1,796  $1,158,700     .2%
                           ========== ========   =======  ==========    ===

                      PFL Life Variable Annuity Account C

The separate account had not commenced operations as of the date of this prospectus, therefore there are no separate account financials to report at this time.

                                  SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Cedar Rapids and State of Iowa, on this 8/th/ day of December, 1999.

                                               PFL LIFE VARIABLE
                                               ANNUITY ACCOUNT C

                                               PFL LIFE INSURANCE COMPANY
                                               Depositor

                                               /s/ William L. Busler
                                               -------------------------------
                                               William L. Busler
                                               President


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the duties indicated.

Signatures                                      Title                       Date
----------                                      -----                       ----
/s/ Patrick S. Baird                           Director                     December 8, 1999
-----------------------------                                               ----------
Patrick S. Baird

/s/ Craig D. Vermie                            Director                     December 8, 1999
-----------------------------                                               ----------
Craig D. Vermie

/s/ William L. Busler                          Director                     December 8, 1999
------------------------------                                              ----------
William L. Busler                      (Principal Executive Officer)

/s/ Larry N. Norman                            Director                     December 8, 1999
------------------------------                                              ----------
Larry N. Norman

/s/ Douglas C. Kolsrud                         Director                     December 8, 1999
------------------------------                                              ----------
Douglas C. Kolsrud

/s/ Robert J. Kontz                           Vice President and            December 8, 1999
------------------------------                                              ----------
Robert J. Kontz                               Corporate Controller

/s/ Brenda K. Clancy                           Treasurer                    December 8, 1999
------------------------------                                              ----------
Brenda K. Clancy

                                                                Registration No.
                                                                       333-83957



                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549


                                _______________

                                   EXHIBITS

                                      TO

                                   FORM N-4

                            REGISTRATION STATEMENT

                                     UNDER

                          THE SECURITIES ACT OF 1933

                                      FOR

                            EXTRA VARIABLE ANNUITY

                                _______________

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.                      Description of Exhibit                       Page No.*
--------------  ---------------------------------------------------------  ---------------
(3)(a)          Principal Underwriting Agreement by and between PFL Life
                Insurance Company, on its own behalf and on the behalf
                of the Mutual Fund Account, and AFSG Securities
                Corporation.

(3)(b) Form of Broker/Dealer Supervision and Sales Agreement by and between AFSG Securities Corporation and the Broker/Dealer.

(8)(a)(1) Amendment No. 6 to Participation Agreement by and between PFL Life Insurance Company, Endeavor Management
                Co. and Endeavor Series Trust.

(8)(b)(1)       Amendment No. 12 to Participation Agreement among WRL
                Series Fund, Inc., PFL Life Insurance Company, AUSA Life
                Insurance Company, Inc. and Peoples Benefit Life
                Insurance Company.

(10)(a)         Consent of Independent Auditors

(14)            Powers of Attorney

-----------------------------------------------------------
* Page numbers included only in manually executed original.